As filed with the Securities and Exchange Commission on April 23, 2008

Registration No. 333-148486

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

Form S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

Colfax Corporation

(Exact name of registrant as specified in its charter)

Delaware	3561	54-1887631
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8730 Stony Point Parkway, Suite 150

Richmond, VA 23235

(804) 560-4070

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John A. Young

President and Chief Executive Officer

8730 Stony Point Parkway, Suite 150

Richmond, VA 23235

(804) 560-4070

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael J. Silver John B. Beckman A. Lynne Puckett Hogan & Hartson LLP 111 South Calvert Street, Suite 1600 Baltimore, Maryland 21202 Telephone: (410) 659-2700 Telecopy: (410) 539-6981	Rohan S. Weerasinghe Lisa L. Jacobs Shearman & Sterling LLP 599 Lexington Avenue New York, New York Telephone: (212) 848-4000 Telecopy: (212) 848-7179

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of Registration Fee (2)
Common Stock, $0.001 par value per share	21,562,500	$17.00	$366,562,500	$14,406

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. This amount includes the underwriters option to purchase an additional number of shares to cover overallotments.
(2)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price. $847 has been paid herewith. $13,559 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion

Preliminary Prospectus dated April 23, 2008

P R O S P E C T U S

18,750,000 Shares

Common Stock

This is Colfax Corporation’s initial public offering. The total number of shares of common stock being offered by us and the selling stockholders is 18,750,000. Assuming an initial offering price of $16.00 per share, the midpoint of the price range set forth below, Colfax Corporation is selling 7,825,947 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 10,924,053 shares. See “The Offering” on page 6 of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

We expect the public offering price to be between $15.00 and $17.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “CFX.”

Investing in the common stock involves risks that are described in the “ Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Colfax Corporation	$	$
Proceeds, before expenses, to the selling stockholders(1)	$	$

(1)	We have agreed to reimburse the selling stockholders for the underwriting discount on the shares sold by them.

The underwriters may also purchase up to an additional 2,812,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2008.

Merrill Lynch & Co.

Lehman Brothers

UBS Investment Bank

Robert W. Baird & Co.

Banc of America Securities LLC

Deutsche Bank Securities

KeyBanc Capital Markets

The date of this prospectus is                     , 2008.

Select Fluid Handling Products		
3-Screw Pump	2-Screw Pump	Progressive Cavity Pump

Fuel Forwarding System	Oil Mist System	Lube Oil System

Select Fluid Handling Applications		
Marine Engine Room	Liquid Fuel Oil Transfer	Hot Oil Transport

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We, the selling stockholders and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and related notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes, before making an investment decision. Unless otherwise indicated, references in this prospectus to “Colfax,” the “company,” “we,” “our” and “us” refer to Colfax Corporation and its subsidiaries.

Our Business

We are a global supplier of a broad range of fluid handling products, including pumps, fluid handling systems and specialty valves. We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We have a global manufacturing footprint, with production facilities in Europe, North America and Asia, as well as worldwide sales and distribution channels. Our products serve a variety of applications in five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. We design and engineer our products to high quality and reliability standards for use in critical fluid handling applications where performance is paramount. We also offer customized fluid handling solutions to meet individual customer needs based on our in-depth technical knowledge of the applications in which our products are used. Our products are marketed principally under the Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith brand names. We believe that our brands are widely known and have a premium position in our industry. Allweiler, Houttuin, Imo and Warren are among the oldest and most recognized brands in the markets in which we participate, with Allweiler dating back to 1860.

We serve a global customer base across multiple markets through a combination of direct sales and marketing associates and third-party distribution channels. Our customer base is highly diversified and includes commercial, industrial, marine and governmental customers such as Alfa Laval, Cummins, General Dynamics, Hyundai Heavy Industries, Siemens, Solar Turbines, Thyssenkrupp, the U.S. Navy and various sovereign navies around the world. We have a large installed base, which, combined with the critical nature of the applications in which our products are used, leads to a tendency for our customers to replace “like for like” products. This tendency leads to significant aftermarket demand for replacement products as well as for spare parts and maintenance service.

We employ a comprehensive set of tools and processes known as the Colfax Business System, or CBS. CBS is a disciplined strategic planning and execution methodology designed to achieve excellence and world- class financial performance in all aspects of our business by focusing on the Voice of the Customer and continuously improving quality, delivery and cost.

We have an experienced management team that has established a focused industrial manufacturing business with strong market positions within the fluid handling industry. We believe we are well positioned to continue to grow by enhancing our product offerings and expanding our customer base in each of our strategic markets. We also have successfully completed and integrated several acquisitions and expect to continue to pursue acquisitions of complementary businesses that will broaden our product portfolio, expand our geographic footprint or enhance our position in our strategic markets.

Our Market Opportunity

The global fluid handling industry is highly fragmented, with over 10,000 companies competing across numerous markets and sectors of the economy. Because fluid handling products often are used in critical applications, we believe the most successful industry participants are those that have the technical capabilities to meet customer specifications, offer products with reputations for quality and reliability and can provide timely delivery and strong aftermarket support.

We believe there is strong growth potential for our products and services in our strategic markets, which are global in nature and have a need for highly engineered, critical fluid handling solutions. We believe that our global presence positions us to compete successfully in all of our markets throughout the world.

Our Competitive Strengths

We believe that the following competitive strengths position us as a premium provider of fluid handling products and will contribute to our future growth:

•

Strong Market Positions, Broad Product Portfolio and Leading Brands.    We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We offer a broad portfolio of fluid handling products that fulfill critical needs of customers across numerous industries. Our brands are among the oldest and most recognized in the markets in which we participate.

•

Strong Application Expertise.    We believe that our reputation for quality and technical expertise positions us as a premium supplier of fluid handling products. With over 140 years of experience, we have significant expertise in designing and manufacturing fluid handling products that are used in critical applications, such as lubricating power generation turbines, transporting crude oil through pipelines and transferring heavy fuel oil in commercial marine vessels.

•

Extensive Global Sales, Distribution and Manufacturing Network.    We sell our products through over 300 direct sales and marketing associates and more than 450 authorized distributors in 79 countries. We believe that our global reach within the highly fragmented, worldwide fluid handling industry provides us with an ability to better serve our customers. Our European, North American and Asian manufacturing capabilities provide us with the ability to optimize material sourcing, transportation and production costs and lower foreign currency risk.

•

We Use CBS to Continuously Improve Our Business.    CBS is our business system designed to encourage a culture of continuous improvement in all aspects of our operations and strategic planning. Modeled on the Danaher Business System, CBS focuses on conducting root-cause analysis, developing process improvements and implementing sustainable systems. Our approach addresses the entire business, not just manufacturing operations.

•

Large Installed Base Generating Aftermarket Sales and Service.    With a product history dating back to 1860, we have a significant installed base across numerous industries. Because of the critical applications in which our products are used and the high quality and reliability of our products, we believe there is a tendency for our customers to replace “like for like” products. This tendency leads to significant aftermarket demand for replacement products as well as spare parts and for repair and maintenance service. In the year ended December 31, 2007, we estimate that approximately 25% of our revenues were derived from aftermarket sales and services.

•

Broad and Diverse Customer Base.    Our customer base spans numerous industries and is geographically diverse. Approximately 66% of our sales in 2007 were derived from operations outside of the U.S. In addition, no single customer represented more than 3% of our sales during that period.

•

Management Team with Extensive Industry Experience and Focus on Strategic Development.    We are led by a senior management team with an average of over 20 years of experience in industrial manufacturing. John A. Young, our President and Chief Executive Officer, is one of our founders and played a key role in developing the acquisition strategy that formed our company. Since 1995, as part of this strategy, we have acquired 12 companies and divested businesses that do not fit within our long-term growth strategy.

Our Growth Strategy

We intend to continue to increase our sales, expand our geographic reach, broaden our product offerings and improve our profitability through the following strategies:

•

Apply CBS to Drive Profitable Sales Growth and Increase Shareholder Value.    The core element of our management philosophy is CBS, which we implement in each of our businesses. CBS is a strategic planning and execution methodology designed to achieve world-class excellence in all aspects of our business. CBS focuses our organization on continuous improvement and performance goals by empowering our associates to develop innovative strategies to meet customer needs. Rather than a static process, CBS continues to evolve as we benchmark ourselves against best-in-class industrial companies.

•	Execute Market Focused Strategies. We believe that our five strategic markets are attractive due to their ongoing capital expenditure requirements, growth rates and global nature.

•

Commercial Marine—We intend to continue to increase our installed base of products and grow our aftermarket sales and service revenues. We also intend to expand our capabilities in the Asia Pacific region by utilizing our Chinese and Indian facilities to offer locally manufactured products, reduce production costs and provide local customer service and support.

•

Oil and Gas—We intend to continue our strategy of offering oil and gas customers increased efficiency and lower total cost of ownership by replacing legacy products currently in use with our more efficient products. We also intend to capture the growing need for complex turnkey systems through the development of solutions that can undertake the difficult task of handling varying mixtures of heavy crude oil, natural gas and water at the same time. We intend to continue to target the fast growing oil and gas markets around the world, including Asia and developing nations.

•

Power Generation—We intend to use our extensive expertise in power generation applications to continue our growth as a provider of turnkey systems in this market. We also intend to use our global presence to strengthen relationships with large original equipment manufacturers.

•

Global Navy—We intend to continue to design, develop and manufacture high value fluid handling systems to meet the needs of evolving naval requirements worldwide. For example, we are currently working with the U.S. Navy to incorporate advanced electronics and controls into our products, and we are also focused on expanding our repair and service capabilities for naval customers.

•

General Industrial—We intend to continue to apply our application expertise to supply our customers in diverse industries such as chemicals, pulp and paper processing and commercial construction with a portfolio of products that can solve their most critical fluid handling needs. We also intend to grow our presence in the general industrial market by targeting new applications for our existing products, deploying regionally focused strategies and utilizing our global presence and sales channels to sell our solutions worldwide.

•

Target Fast Growing Regions by Leveraging Our Global Manufacturing, Sales and Distribution Network.    We intend to continue to utilize our strong global presence and worldwide network of distributors to capitalize on growth opportunities by selling regionally developed and marketed products and solutions throughout the world. As our customers have become increasingly global in scope, we have increased our global reach to serve our customers by maintaining a local presence in numerous markets and investing in sales and marketing capabilities worldwide. For example, we have recently expanded our manufacturing capabilities by establishing a plant in China and acquiring an Indian manufacturer of fluid handling products.

•

Develop New Products, Applications and Technologies.    We will continue to engineer our key products to meet the needs of new and existing customers and also to improve our existing product offerings to strengthen our market position. We intend to develop technological, or “SMART,” solutions, which incorporate advanced electronics, sensors and controls, through the use of our Voice of the Customer process to solve specific customer needs. We believe our SMART solutions will reduce our customers’ total cost of ownership by providing real-time diagnostic capabilities to minimize downtime, increase operational efficiency and avoid unnecessary costs.

•

Grow Our Offerings of Systems and Solutions.    We will continue to provide high value added fluid handling solutions by utilizing our engineering and application expertise and our brand recognition and sales channels to drive incremental revenue. We intend to establish regional system manufacturing capabilities to address our customers’ desire to purchase turnkey modules and their preference for outsourced assembly. Part of our strategy is to continue to seek a greater share of overall project value by providing complete systems and solutions, particularly where we control project design.

•

Continue to Pursue Strategic Acquisitions that Complement our Platform.    We believe that the fragmented nature of the fluid handling industry presents substantial consolidation and growth opportunities for companies with access to capital and the management expertise to execute a disciplined acquisition and integration program. We believe that we can identify a number of attractive acquisition candidates in the future and that strategic acquisition growth will give us a competitive advantage over small competitors through greater purchasing power, a larger global sales and distribution network and a broader portfolio of products and services.

Other Information

Company Information

We were organized as a Delaware corporation in 1998. Our principal executive offices are located at 8730 Stony Point Parkway, Suite 150, Richmond, Virginia 23235, and our main telephone number at that address is (804) 560-4070. Our corporate website address is www.colfaxcorp.com. The contents of our website are not a part of this prospectus.

Trademarks

We have rights to a variety of trade names, service marks and trademarks for use in our business, including Colfax, Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith in the U.S. and, where appropriate, in other countries. This prospectus also includes product names and other trade names and service marks owned by us and other companies. The trade names and service marks of other companies are the property of those other companies.

The Offering

Common stock offered by us	7,825,947 shares(1)

Common stock offered by the selling stockholders	10,924,053 shares(1)

Common stock outstanding after the offering	41,229,588 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $111.3 million based on the midpoint of the price range set forth on the cover page of this prospectus. We intend to use these net proceeds to repay $38.2 million of indebtedness outstanding under our credit facility, to pay dividends to existing preferred stockholders that have been declared but unpaid in the amount of $35.1 million, to pay special bonuses of approximately $22.5 million to certain of our executives under previously adopted executive compensation plans and approximately $11.8 million to reimburse the selling stockholders for the underwriting discount incurred on the shares sold by them in this offering. We also intend to declare a dividend payable from the proceeds of this offering to preferred stockholders of record immediately prior to the consummation of this offering. This dividend will accrue from January 1, 2008 through the consummation of this offering at a rate equal to LIBOR plus 2.5% of the original purchase price of our issued and outstanding preferred stock. Assuming a closing date of May 12, 2008 for this offering, the amount of this dividend would be $3.7 million. We intend to use the balance, if any, of the proceeds for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” below.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which we refer to as Merrill Lynch, UBS Securities LLC and Banc of America Securities LLC, underwriters in this offering, are parties to our credit facility. The affiliates of Merrill Lynch and Banc of America Securities LLC will receive approximately $3.6 million and $1.5 million, respectively, of the proceeds used to pay a portion of the indebtedness outstanding under our credit facility. See “Underwriting—Other Relationships.” See “Use of Proceeds.”

(1)	The total number of shares being offered by us and the selling stockholders is 18,750,000, assuming no exercise of the underwriters’ overallotment option. While the total number of shares being offered will not change, the number of shares shown as being offered by us (7,825,947) and the selling stockholders (10,924,053) is an estimate and may change based on the initial per share offering price. The estimated number of shares of common stock shown as being offered by us and the selling stockholders is based upon an assumed offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The number of shares offered by the selling stockholders is calculated by dividing $174.8 million (the original issue price of the preferred stock) by the initial per share offering price. The number of shares being offered by us is calculated by subtracting the number of shares offered by the selling stockholders from 18,750,000, the total number of shares being offered.

Reserved shares	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 937,500 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, customers, business associates and related persons. See “Underwriting.”

Proposed NYSE symbol	“CFX”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of the common stock.

The number of shares outstanding after the offering includes 593,659 vested restricted stock units that will be granted upon consummation of this offering and excludes up to 5,906,341 remaining shares reserved for issuance under our 2008 omnibus incentive plan. See “Management—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table.” Unless we indicate otherwise, the information in this prospectus:

•	reflects a 13,436.22841 - for -1 split of our outstanding common stock that occurred on April 21, 2008;

•	assumes the conversion of all of our outstanding preferred stock into common stock upon completion of this offering;

•	assumes the application of the net proceeds of this offering in the manner described in “Use of Proceeds”;

•	assumes the filing of our restated certificate of incorporation and the adoption of our amended and restated bylaws immediately before the completion of this offering;

•	assumes that the initial public offering price of the common stock will be $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	assumes that the underwriters do not exercise their overallotment option to purchase up to an additional 2,812,500 shares from us.

Summary Consolidated Financial and Other Information

The following table sets forth our summary consolidated financial and other information as of the dates for the periods indicated. The financial data for each of the three years in the period ended December 31, 2007 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP.

You should read this information in conjunction with the consolidated financial statements and the notes to those consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year ended December 31,
Dollars in thousands, except per share amounts	2007	2006	2005
Statement of Operations Data:
Net sales	$506,305	$393,604	$345,478
Cost of sales	330,714	256,806	222,353

Gross profit	175,591	136,798	123,125
Selling, general and administrative expenses	98,500	80,103	74,594
Research and development expenses	4,162	3,336	2,855
Legacy asbestos (income) expense	(50,346)	33,816	18,112

Operating income	123,275	19,543	27,564

Interest expense	19,246	14,186	9,026
Provision for income taxes	39,147	3,866	6,907

Income from continuing operations	64,882	1,491	11,631

Net income	64,882	94	12,247

Earnings (loss) per share from continuing operations—basic and diluted(1)	$1.79	$0.07	$(0.09)

Dollars in thousands	As of December 31, 2007
	Actual	As Adjusted(2)
Balance Sheet Data:
Cash and cash equivalents	$48,093	$48,093
Goodwill and intangibles, net	185,353	185,353
Asbestos insurance asset, including current portion	305,228	305,228
Total assets	896,540	896,540
Total current liabilities	148,374	148,374
Asbestos liability, including current portion	376,233	376,233
Total debt, including current portion	206,493	168,367

	Year ended December 31,
Dollars in thousands	2007	2006	2005
Other Data:
EBITDA(3) (4)	$138,514	$29,627	$39,610

(1)	Computed based on income from continuing operations available to holders of common stock.
(2)	As adjusted to give effect to our sale of common stock in this offering at an assumed offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds thereof as described under “Use of Proceeds.”
(3)	EBITDA includes legacy asbestos (income) expense of $(50,346), $33,816 and $18,112 for the years ended December 31, 2007, 2006 and 2005, respectively, and discontinued operations expense (income) of $1,397 and $(616) for the years ended December 31, 2006 and 2005, respectively.

(4)	We are presenting EBITDA because we believe that it provides useful information to investors about us, our business and our financial condition. We define EBITDA as net income before the effects of interest expense, taxes, depreciation and amortization. We believe EBITDA is useful to investors because it is one of the measures used by our board of directors and management to evaluate our business, including in our internal management reporting, budgeting and forecasting processes, in comparing our operating results across our business as well as to those of our competitors and other companies in our industry, as an internal profitability measure, as a component in evaluating our ability and the desirability of making capital expenditures and significant acquisitions, and as an element in determining executive compensation. Further, EBITDA and similar measures are widely used by investors, rating agencies and securities analysts as a key measure to compare companies in our industry and debt-service capabilities.

EBITDA is not a measurement of financial performance or liquidity under GAAP and should not be considered as an alternative to net income or any other indicator of operating performance or as an alternative to cash flow from operating activities or any other measure of liquidity derived in accordance with GAAP. Because EBITDA is calculated before recurring cash charges including interest expense and taxes, and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. There are a number of material limitations to the use of EBITDA as an analytical tool, including the following:

•	EBITDA does not reflect our interest expense;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes; and

•

although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the cash requirements for such replacement.

We compensate for these limitations by relying primarily on our GAAP financial measures and by using EBITDA only supplementally. We believe that consideration of EBITDA, together with a careful review of our GAAP financial measures, is the most informed method of analyzing our company.

The following table reconciles net income to EBITDA:

	Year ended December 31,
Dollars in thousands	2007	2006	2005
Net income	$64,882	$94	$12,247
Interest expense	19,246	14,186	9,026
Provision for income taxes	39,147	3,866	6,907
Depreciation and amortization	15,239	11,481	11,430

EBITDA	$138,514	$29,627	$39,610

Recent Developments

We estimate that our net sales for the three months ended March 28, 2008 were between $130.0 million and $131.0 million. We estimate that operating income(1) for the three months ended March 28, 2008 was between $14.6 million and $15.0 million. We estimate that orders for the three months ended March 28, 2008 were approximately $180.3 million and that our order backlog as of March 28, 2008 was approximately $353.6 million. Our estimates of the foregoing are based upon our preliminary analysis of anticipated results and actual results may be significantly different. See “Special Note Regarding Forward-Looking Statements” below for a discussion cautioning against reliance on forward-looking information.

(1)

We estimate operating income includes approximately $3.4 million in legacy asbestos expense, which is comprised of $3.1 million in legal cost related to litigation against our asbestos insurers and $0.3 million in liability and defense cost related to asbestos claims.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information in this prospectus, before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could suffer. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to Our Business

The majority of our sales are derived from international operations. We are subject to specific risks associated with international operations.

In the year ended December 31, 2007, we derived approximately 66% of our sales from operations outside of the U.S. with manufacturing facilities in seven countries. Sales from international operations, export sales and the use of manufacturing facilities outside of the U.S. are subject to risks inherent in doing business outside the U.S. These risks include:

•	economic instability;

•	partial or total expropriation of our international assets;

•	trade protection measures, including tariffs or import-export restrictions;

•	currency exchange rate fluctuations and restrictions on currency repatriation;

•	significant adverse changes in taxation policies or other laws or regulations; and

•	the disruption of operations from political disturbances, terrorist activities, insurrection or war.

Significant movements in foreign currency exchange rates may harm our financial results.

We are exposed to fluctuations in currency exchange rates. In the year ended December 31, 2007, approximately 66% of our sales were denominated in currencies other than the U.S. dollar. We do not engage to a material extent in hedging activities intended to offset the risk of exchange rate fluctuations. Any significant change in the value of the currencies of the countries in which we do business against the U.S. dollar could affect our ability to sell products competitively and control our cost structure, which, in turn, could adversely affect our results of operations and financial condition.

A significant portion of our revenues and income are denominated in Euros and Swedish Kronor. Consequently, depreciation of the Euro or Krona against the U.S. dollar has a negative impact on the income from operations of our European operations. Large fluctuations in the rate of exchange between the Euro, the Krona and the U.S. dollar could have a material adverse effect on our results of operations and financial condition.

We are dependent on the availability of raw materials, as well as parts and components used in our products.

While we manufacture many of the parts and components used in our products, we require substantial amounts of raw materials and purchase some parts and components from suppliers. The availability and prices for raw materials, parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or parts and components could materially affect our business, financial condition, results of operations and cash flow. In addition, delays in delivery of components or raw materials by our suppliers could cause delays in our delivery of products to our customers.

The markets we serve are highly competitive and some of our competitors may have resources superior to ours. Responding to this competition could reduce our operating margins.

We sell most of our products in highly fragmented and competitive markets. We believe that the principal elements of competition in our markets are:

•	the ability to meet customer specifications;

•	application expertise and design and engineering capabilities;

•	product quality and brand name;

•	timeliness of delivery;

•	price; and

•	quality of aftermarket sales and support.

In order to maintain and enhance our competitive position, we intend to continue our investment in manufacturing quality, marketing, customer service and support and distribution networks. We may not have sufficient resources to continue to make these investments and we may not be able to maintain our competitive position. Our competitors may develop products that are superior to our products, develop methods of more efficiently and effectively providing products and services or adapt more quickly than we do to new technologies or evolving customer requirements. Some of our competitors may have greater financial, marketing and research and development resources than we have. As a result, those competitors may be better able to withstand the effects of periodic economic downturns. In addition, pricing pressures could cause us to lower the prices of some of our products to stay competitive. We may not be able to compete successfully with our existing competitors or with new competitors. If we fail to compete successfully, the failure would have a material adverse effect on our business and results of operations.

Acquisitions have formed a significant part of our growth strategy in the past and are expected to continue to do so. If we are unable to identify suitable acquisition candidates or integrate the businesses we acquire or realize the intended benefits, our growth strategy may not succeed. Acquisitions involve numerous risks, including risks related to integration and undisclosed or underestimated liabilities.

Historically, our business strategy has relied on acquisitions. We expect to derive a significant portion of our growth by acquiring businesses and integrating those businesses into our existing operations. We intend to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of steps, including our ability to:

•	identify suitable acquisition candidates;

•	negotiate appropriate acquisition terms;

•	obtain financing that we may need to complete proposed acquisitions;

•	complete the proposed acquisitions; and

•	integrate the acquired business into our existing operations.

If we fail to achieve any of these steps, our growth strategy may not be successful.

In addition, acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired company, the potential loss of key employees of the acquired company and the diversion of our management’s attention from other business concerns. This is the case particularly in the fiscal quarters immediately following the completion of an acquisition because the operations of the acquired business are integrated into the acquiring businesses’ operations during this period. We cannot be sure that we will accurately anticipate all of the changing demands that any future acquisition may impose on our management, our operational and management information systems and our financial systems.

Once integrated, acquired operations may not achieve levels of revenue, profitability or productivity comparable with those that our existing operations achieve, or may otherwise not perform as we expected.

We may underestimate or fail to discover liabilities relating to a future acquisition during the due diligence investigation and we, as the successor owner, might be responsible for those liabilities. For example, two of our acquired subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Although our due diligence investigations in connection with these acquisitions uncovered the existence of potential asbestos-related liabilities, the scope of such liabilities were greater than we had originally estimated. Although we seek to minimize the impact of underestimated or potential undiscovered liabilities by structuring acquisitions to minimize liabilities and obtaining indemnities and warranties from the selling party, these methods may not fully protect us from the impact of undiscovered liabilities. Indemnities or warranties are often limited in scope, amount or duration, and may not fully cover the liabilities for which they were intended. The liabilities that are not covered by the limited indemnities or warranties could have a material adverse effect on our business and financial condition.

We may require additional capital to finance our growth. If the terms on which the additional capital is available are unsatisfactory or if the additional capital is not available at all, we may not be able to pursue our growth strategy.

Our growth strategy will require additional capital investment to complete acquisitions, integrate the completed acquisitions into our existing operations and to expand into new markets.

We intend to pay for future acquisitions using a combination of cash, capital stock, notes and assumption of indebtedness. To the extent that we do not generate sufficient cash internally to provide the capital we require to fund our growth strategy and future operations, we will require additional debt or equity financing. We cannot be sure that this additional financing will be available or, if available, will be on terms acceptable to us. If we fail to obtain sufficient additional capital in the future, that failure will limit our ability to implement our business strategy. In addition, even if future debt financing is available, it may result in (1) increased interest expense, (2) increased term loan payments, (3) increased leverage, and (4) decreased income available to fund further acquisitions and expansion. It may also limit our ability to withstand competitive pressures and make us more vulnerable to economic downturns. If future equity financing is available, it may dilute the equity interests of our existing stockholders.

A material disruption at any of our manufacturing facilities could adversely affect our ability to generate sales and meet customer demand.

If operations at our manufacturing facilities were to be disrupted as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions or other reasons, our financial performance could be adversely affected as a result of our inability to meet customer demand for our products. Interruptions in production could increase our costs and reduce our sales. Any interruption in production capability could require us to make substantial capital expenditures to remedy the situation, which could negatively affect our profitability and financial condition. We maintain property damage insurance which we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our financial performance.

Changes in the general economy and the cyclical nature of our markets could harm our operations and financial performance.

Our financial performance depends, in large part, on conditions in the markets we serve and on the general condition of the global economy. Any sustained weakness in demand, downturn or uncertainty in the global economy could reduce our sales and profitability and affect our financial performance. In addition, our products are sold in many industries, some of which are cyclical and may experience periodic downturns. Cyclical weakness in the industries we serve could lead to reduced demand for our products and affect our profitability and financial performance.

The loss of key management could have a material adverse effect on our ability to run our business.

Because our senior management has been key to our growth and success, we may be adversely affected if we lose any member of our senior management. We are highly dependent on our senior management team, including John Young, our President and Chief Executive Officer, as a result of their extensive experience. The loss of key management or the inability to attract, retain and motivate sufficient numbers of qualified management personnel could have a material adverse effect on us and our business.

Available insurance coverage, the number of future asbestos-related claims and the average settlement value of current and future asbestos-related claims of two of our subsidiaries could be different than we have estimated, which could materially and adversely affect our financial condition, results of operation and cash flow.

Two of our subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers and were not manufactured by any of our subsidiaries nor were the subsidiaries producers or direct suppliers of asbestos. For purposes of our financial statements, we have estimated the future claims exposure and the amount of insurance available based upon certain assumptions with respect to future claims and liability costs. We estimate the liability costs to be incurred in resolving pending and forecasted claims for the next 15 year period.

Our decision to use a 15 year period is based on our belief that this is the extent of our ability to forecast liability costs. We also estimate the amount of insurance proceeds available for such claims based on the current financial strength of the various insurers, our estimate of the likelihood of payment and applicable current law. We reevaluate these estimates regularly. Although we believe our current estimates are reasonable, a change in the time period used for forecasting our liability costs, the actual number of future claims brought against us, the cost of resolving these claims, the likelihood of payment by, and the solvency of, insurers and the amount of remaining insurance available could be substantially different than our estimates, and future revaluation of our liabilities and insurance recoverables could result in material adjustments to these estimates, any of which could materially and adversely affect our financial condition, results of operations and cash flow. In addition, the company incurs defense costs related to those claims, a portion of which has historically been reimbursed by our insurers. We also incur litigation costs in connection with actions against certain of the subsidiaries’ insurers relating to insurance coverage. While these costs may be significant, we are unable to predict the amount or duration of such costs. Additionally, we may experience delays in receiving reimbursement from insurers, during which time we may be required to pay cash for settlement or legal defense costs. Any increase in the actual number of future claims brought against us, the defense costs of resolving these claims, the cost of pursuing claims against our insurers, the likelihood and timing of payment by, and the solvency of, insurers and the amount of remaining insurance available, could materially and adversely affect our financial condition, results of operations and cash flow.

Our international operations are subject to the laws and regulations of the United States and many foreign countries. Failure to comply with these laws may affect our ability to conduct business in certain countries and may affect our financial performance.

We are subject to a variety of laws regarding our international operations, including the Foreign Corrupt Practices Act and regulations issued by U.S. Customs and Border Protection, the Bureau of Industry and Security and the regulations of various foreign governmental agencies. We cannot predict the nature, scope or effect of future regulatory requirements to which our international sales and manufacturing operations might be subject or the manner in which existing laws might be administered or interpreted. Future regulations could limit the countries in which some of our products may be manufactured or sold, or could restrict our access to, and increase the cost of obtaining, products from foreign sources. In addition, actual or alleged violations of these laws could result in enforcement actions and financial penalties that could result in substantial costs.

Our foreign subsidiaries have done and may continue to do business in countries subject to U.S. sanctions and embargoes, including Iran and Syria, and we have limited managerial oversight over those activities. Failure to comply with these sanctions and embargoes may result in enforcement or other regulatory actions.

From time to time, certain of our foreign subsidiaries sell products to companies and entities located in, or controlled by the governments of, certain countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government and/or the United Nations, such as Iran and Syria. With the exception of the U.S. sanctions against Cuba, the applicable sanctions and embargoes generally do not prohibit our foreign subsidiaries from selling non-U.S.-origin products and services in those countries. However, Colfax Corporation, its U.S. personnel and its domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, are prohibited from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. These constraints may negatively affect the financial or operating performance of such business activities. We cannot be certain that our attempts to comply with U.S. sanction laws and embargoes will be effective, and as a consequence we may face enforcement or other actions if our compliance efforts are not effective. Actual or alleged violations of these laws could result in substantial fines or other sanctions which could result in substantial costs. In addition, Iran and Syria currently are identified by the State Department as state sponsors of terrorism, and may be subject to increasingly restrictive sanctions. Because certain of our foreign subsidiaries have contact with and transact business in such countries, including sales to enterprises controlled by agencies of the governments of such countries, our reputation may suffer due to our association with these countries, which may have a material adverse effect on the price of our common stock. Further, certain U.S. states and municipalities have recently enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as state sponsors of terrorism and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our shares.

In addition, we have recently discovered that one of our foreign subsidiaries made a small number of sales of approximately $60,000 in the aggregate to two customers in Cuba which may have been made in violation of regulations of the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. Cuba is also identified by the U.S. State Department as a state sponsor of terrorism. We have submitted an initial notice of voluntarily disclosure to OFAC regarding these transactions. Our inquiry into these transactions is continuing and we will submit a full disclosure report to OFAC as soon as possible. As a result of these sales, we may be subject to fines or other sanctions.

If we fail to comply with export control regulations, we could be subject to substantial fines or other sanctions.

Some of our products manufactured or assembled in the United States are subject to the U.S. Export Administration Regulations, administered by the U.S. Department of Commerce, Bureau of Industry and Security, which require that we obtain an export license before we can export such products to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of certain military or intelligence-related items, technologies and services to non-U.S. persons. Failure to comply with these laws could harm our business by subjecting us to sanctions by the U.S. government, including substantial monetary penalties, denial of export privileges and debarment from U.S. government contracts.

Approximately 44% of our employees are represented by foreign trade unions. If the representation committees responsible for negotiating with these unions on our behalf are unsuccessful at negotiating new and acceptable agreements when the existing agreements with our employees covered by the unions expire, we could experience business disruptions or increased costs.

As of January 31, 2008, we had approximately 2,059 employees worldwide. In certain countries, labor and employment laws are more restrictive than in the U.S. and, in many cases, grant significant job protection to employees, including rights on termination of employment. In Germany, Sweden and the Netherlands, by law, some of our employees are represented by trade unions in these jurisdictions, which subjects us to employment arrangements very similar to collective bargaining agreements. If our employees represented by foreign trade unions were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations. Such disruption could interfere with our business operations and could lead to decreased productivity, increased labor costs and lost revenue.

Although we have not experienced any recent strikes or work stoppages, we cannot offer any assurance that the representation committees that negotiate with the foreign trade unions on our behalf will be successful in negotiating new collective bargaining agreements or other employment arrangements when the current ones expire. Furthermore, future labor negotiations could result in significant increases in our labor costs.

Our manufacturing business is subject to the possibility of product liability lawsuits, which could harm our business.

In addition to the asbestos-related liability claims described above, as the manufacturer of equipment for use in industrial markets, we face an inherent risk of exposure to other product liability claims. Although we maintain strict quality controls and procedures, we cannot be sure that our products will be free from defects. In addition, some of our products contain components manufactured by third-parties, which may also have defects. We maintain insurance coverage for product liability claims. Our insurance policies have limits, however, that may not be sufficient to cover claims made against us. In addition, this insurance may not continue to be available to us at a reasonable cost. With respect to components manufactured by third-party suppliers, the contractual indemnification that we seek from our third-party suppliers may be limited and thus insufficient to cover claims made against us. If our insurance coverage or contractual indemnification is insufficient to satisfy product liability claims made against us, the claims could have an adverse effect on our business and financial condition. Even claims without merit could harm our reputation, reduce demand for our products, cause us to incur substantial legal costs and distract the attention of our management.

As a manufacturer, we are subject to a variety of environmental and health and safety laws for which compliance could be costly. In addition, if we fail to comply with such laws, we could incur liability that could result in penalties and costs to correct any non-compliance.

Our business is subject to international, federal, state and local environmental and safety laws and regulations, including laws and regulations governing emissions of: regulated air pollutants; discharges of wastewater and storm water; storage and handling of raw materials; generation, storage, transportation and disposal of regulated wastes; and worker safety. These requirements impose on our business certain responsibilities, including the obligation to obtain and maintain various environmental permits. If we were to fail to comply with these requirements or fail to obtain or maintain a required permit, we could be subject to penalties and be required to undertake corrective action measures to achieve compliance. In addition, if our non-compliance with such regulations were to result in a release of hazardous materials to the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. Changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities.

As the present or former owner or operator of real property, or generator of waste, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

Under various federal, state and local laws, regulations and ordinances, and, in some instances, international laws, relating to the protection of the environment, a current or former owner or operator of real property may be liable for the cost to remove or remediate contamination on, under, or released from such property and for any damage to natural resources resulting from such contamination. Similarly, a generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. In addition, the liability may be joint and several. Moreover, the presence of contamination or the failure to remediate contamination at our properties, or properties for which we are deemed responsible, may expose us to liability for property damage or personal injury, or materially adversely affect our ability to sell our real property interests or to borrow using the real property as collateral. We cannot be sure that we will not be subject to environmental liabilities in the future as a result of historic or current operations that have resulted or will result in contamination.

Failure to maintain and protect our trademarks, trade names and technology may affect our operations and financial performance.

The market for many of our products is, in part, dependent upon the goodwill engendered by our trademarks and trade names. Trademark protection is therefore material to a portion of our business. The failure to protect our trademarks and trade names may have a material adverse effect on our business, financial condition and operating results. Litigation may be required to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights of others. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. As a result of any such litigation, we could lose any proprietary rights we have. In addition, it is possible that others will independently develop technology that will compete with our patented or unpatented technology. The development of new technologies by competitors that may compete with our technologies could reduce demand for our products and affect our financial performance.

If we are unable to complete our assessment as to the adequacy of our internal controls over financial reporting as of December 31, 2009 as required by Section 404 of the Sarbanes-Oxley Act of 2002, or if material weaknesses are identified and reported, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your investment and make it more difficult for us to raise capital in the future.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include in their annual reports on Form 10-K a report of management on the company’s internal controls over financial reporting, including management’s assessment of the effectiveness of the company’s internal controls over financial reporting as of the company’s fiscal year end. In addition, the independent registered public accounting firm auditing a public company’s financial statements must also attest to, and report on, the operating effectiveness of the company’s internal controls. While we will expend significant resources in developing the necessary documentation and testing procedures, 2009 will be the first year for which we must complete the assessment and undergo the attestation process required by Section 404 and there is a risk that we may not be able to comply with all of its requirements. If we do not timely complete our assessment or if our internal controls are not designed or operating effectively as required by Section 404, our independent registered public accounting firm may issue a qualified opinion on the effectiveness of our internal controls. It is also possible that material weaknesses in our internal controls could be found. If we are unable to remediate any material weaknesses by December 31, 2009, our independent registered public accounting firm would be required to issue an adverse opinion on our internal controls. If our independent registered public accounting firm renders an adverse opinion due to material weaknesses in our internal controls, then investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to raise capital in the future.

Risks Related to This Offering

Some of our stockholders may exert significant influence over us.

Currently, two of our directors and principal stockholders, Mitchell P. Rales and Steven M. Rales, together, and through certain entities wholly owned by them, own all of our outstanding preferred stock and a majority of our outstanding common stock, which, on an as-converted basis, represents an aggregate of approximately 89% of our outstanding common stock. This approximate percentage is calculated using an assumed offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The actual number of shares into which the preferred stock will be converted is equal to $174.8 million (the original issue price of the preferred stock) divided by the initial per share offering price. All shares of our preferred stock are expected to be converted into common stock and sold in this offering. Therefore, the combined beneficial ownership of Mitchell Rales and Steven Rales after this offering is anticipated to be reduced to approximately 44% of our outstanding shares. Even after this offering, however, the level of ownership of these stockholders, and the service of Mitchell Rales on our board of directors, will enable them to continue to exert significant influence over all matters involving us, including matters presented to our stockholders for approval, such as election and removal of our directors and change of control transactions. This concentration of ownership and voting power may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change in control is proposed. The interests of these persons may not coincide with the interests of the other holders of our common stock with respect to our operations or strategy.

We intend to use a large portion of the net proceeds of this offering to repay indebtedness outstanding under our existing credit facility, pay previously declared and unpaid dividends, pay a dividend expected to be declared prior to consummation of the offering, reimburse the selling stockholders for the underwriting discount on the shares sold by them and pay bonuses to certain executives.

We have broad discretion to determine how to use the net proceeds of this offering, and have elected to apply $38.2 million of the proceeds to repay indebtedness outstanding under our credit facility, $35.1 million of the proceeds to pay previously declared and unpaid dividends to existing preferred stockholders, approximately $3.7 million of the proceeds to pay a dividend expected to be declared payable to preferred stockholders, approximately $11.8 million of the proceeds to reimburse the selling stockholders for the underwriting discount on the shares sold by them and approximately $22.5 million of the proceeds to pay special bonuses to certain of our executives under previously adopted executive compensation plans.

Using a large portion of the net proceeds of this offering in the manner described above means that we will only have available a small portion of the proceeds of the offering for use for other corporate purposes. As a result, we may need to seek additional debt or equity financing to fund operations and future growth. If we are not able to incur additional debt or sell additional equity on favorable terms, we may be unable to fund operations or expand our business, which could adversely affect our financial condition.

Future sales of our shares after this offering, or the perception that such sales could occur, could negatively affect the market price of our stock.

Future sales of a substantial amount of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. Upon completion of this offering, we expect to have 41,229,588 outstanding shares of our common stock (or 44,042,088 shares if the underwriters exercise their option to purchase additional shares in full), which numbers are based upon the midpoint of the price range set forth on the cover page of this prospectus. Beginning approximately 180 days after completion of this offering, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, any of these shares may be resold immediately in the public market. We cannot predict the effect that future sales made under Rule 144, Rule 701 or otherwise will have on the market price of our common stock.

We have no intention of paying cash dividends on our common stock in the foreseeable future.

We currently expect to retain future earnings, if any, to finance operations and our acquisition strategy, and do not anticipate paying any cash dividends for the foreseeable future. Therefore, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater that the price that you paid for it.

Investors in this offering will experience immediate dilution in net tangible book value per share.

The initial public offering price per share will significantly exceed the net tangible book value per share of our common stock. As a result, investors in this offering will experience immediate dilution of $16.38 in net tangible book value per share based on an initial public offering price of $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors in this offering may also experience additional dilution as a result of shares of common stock that may be issued in connection with a future acquisition.

Our common stock has no prior public market, and our stock price could be volatile and could decline after this offering.

Before this offering, our common stock had no public market. We will negotiate the initial public offering price per share with the representatives of the underwriters and, therefore, that price may not be indicative of the market price of our common stock after the offering. We cannot assure you that an active public market for our common stock will develop after this offering, or that if it does develop, it will be sustained. In the absence of a public trading market, you may not be able to liquidate your investment in our common stock. In addition, the market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional stockholders or other large stockholders;

•	product liability, including asbestos, lawsuits against us;

•	changes in accounting principles;

•	general market conditions; and

•	domestic and international, political and economic factors unrelated to our performance that affect our production facilities or our markets.

In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which would harm our business, operating results and financial condition.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that may make it difficult for a third-party to acquire us without the consent of our board of directors. These provisions include prohibiting stockholders from taking action by written consent, prohibiting special meetings of stockholders called by stockholders and prohibiting stockholder nominations and approvals without complying with specific advance notice requirements. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which our board of directors could use to effect a rights plan or “poison pill” that could dilute the stock ownership of a potential hostile acquirer and may have the effect of delaying, discouraging or preventing an acquisition of our company. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding voting stock. Although Mitchell Rales and Steven Rales, both individually and in the aggregate, hold more than 15% of our outstanding voting stock, this provision of Delaware law does not apply to them.

There may be limitations on our ability to fully utilize our net operating loss and minimum tax credit carryforwards in future periods.

As of December 31, 2007, we had net operating loss (“NOLs”) and minimum tax credit (“MTCs”) carry forwards of approximately $38.7 million and $4.2 million, respectively. The NOLs, if not utilized to offset tax income in future periods, will expire at various dates beginning in 2021 while the MTCs do not expire. If we experience an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended, as a result of the offering or future changes in ownership, our ability to use our NOLs existing at the time of any such ownership change to offset our taxable income, if any, generated in taxable periods after the ownership change would be subject to an annual limitation summarized below. In the event of an ownership change, the amount of NOLs which we may utilize on an annual basis under Section 382 would generally be equal to the product of the value of our outstanding stock immediately prior to the ownership change (less certain capital contributions during the preceding two years) and the “long term tax exempt rate” (determined monthly and, for ownership changes occurring in the month of April 2008, 4.55%).

Similarly, the amount of any MTCs that may be carried forward to a post ownership change tax year is limited to the amount of tax liability attributed to taxable income that does not exceed the aforementioned Section 382 limitation computation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (including, in particular, the sections therein labeled “Outlook” and “Asbestos-Related Litigation”) and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include:

•	risks associated with our international operations;

•	significant movements in foreign currency exchange rates;

•	the competitive environment in our industry;

•	our ability to identify and successfully integrate attractive acquisition targets;

•	the amount of and our ability to estimate our asbestos-related liabilities;

•	the solvency of our insurers and the likelihood of payment for asbestos-related claims;

•	our ability to manage and grow our business and execution of our business and growth strategies;

•	the level of capital investment and expenditures by our customers in our strategic markets;

•	our ability to expand our business in our targeted markets;

•	our ability to cross-sell our product portfolio to existing customers;

•	our financial performance; and

•	others risks and factors listed under “Risk Factors” and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

INDUSTRY AND MARKET DATA

Industry and market data used in this prospectus are based on independent industry publications from sources such as The Freedonia Group, Elsevier, European Industrial Forecasting, the Hydraulic Institute and other publicly available information.

USE OF PROCEEDS

We estimate that we will receive $111.3 million in net proceeds from our sale of the 7,825,947 shares of common stock sold by us in the offering (or approximately $153.3 million if the underwriters exercise their overallotment option in full). Our estimated net proceeds from the offering represent the amount we expect to receive after the underwriting discount and our payment of the other expenses of the offering payable by us. We estimate that the selling stockholders will receive $174.8 million in proceeds from their sale of 10,924,053 shares of common stock in the offering. We will not receive any proceeds from the sale of shares by the selling stockholders. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $16.00, which is the midpoint of the price range set forth on the cover page of this prospectus. The total number of shares being offered by us and the selling stockholders is 18,750,000, assuming no exercise of the underwriters’ overallotment option. While the total number of shares being offered will not change, the number of shares shown as being offered by the us (7,825,947) and the selling stockholders (10,924,053) is an estimate and may change based on the initial per share offering price. The estimated number of shares of common stock shown as being offered by us and the selling stockholders is based upon an assumed offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The number of shares offered by the selling stockholders is calculated by dividing $174.8 million (the original issue price of the preferred stock) by the initial per share offering price. The number of shares being offered by us is calculated by subtracting the number of shares offered by the selling stockholders from 18,750,000, the total number of shares being offered.

We intend to use $38.2 million of the proceeds we receive from this offering to pay indebtedness outstanding under our credit facility. As of December 31, 2007, we had approximately $205.3 million principal amount, along with accrued interest, outstanding under our credit facility. The weighted average interest rate at December 31, 2007 of our indebtedness under the credit facility was 7.4%. Within our credit facility, the revolving line of credit expires on May 30, 2010 and the term loan matures on December 19, 2011. We also intend to use $35.1 million of the proceeds of this offering to pay to existing preferred stockholders dividends that have been declared but unpaid due to the restrictions on payment of dividends contained in our credit facility. We also intend to declare a dividend payable from the proceeds of this offering to preferred stockholders of record immediately prior to the consummation of this offering. This dividend will accrue from January 1, 2008 through the consummation of this offering at a rate equal to LIBOR plus 2.5% of the original purchase price of our issued and outstanding preferred stock. Assuming a closing date of May 12, 2008 for this offering, the amount of this dividend would be $3.7 million. Mitchell Rales and Steven Rales, and certain entities controlled entirely by them, currently own all of our outstanding preferred stock. We will also use approximately $22.5 million of the proceeds of this offering to pay amounts due, as a result of this offering, to participants in our 2001 Employee Appreciation Rights Plan and our 2006 Executive Stock Rights Plan, which are bonus plans for certain executive officers. See “Management—Compensation Discussion and Analysis” for additional information concerning these plans. In addition, we intend to use approximately $11.8 million of our net proceeds from this offering to reimburse the selling stockholders for the underwriting discount on the shares sold by them in this offering, which will be recognized as an expense in the quarter in which it is paid. We intend to use the balance of the net proceeds, if any, for working capital and other general corporate purposes, which may include funding for possible acquisitions. We have no agreement with respect to any future acquisition, although we assess opportunities on an ongoing basis and from time to time hold discussions with other companies regarding potential transactions.

Affiliates of Merrill Lynch, UBS Securities LLC and Banc of America Securities LLC, underwriters in this offering, are parties to our credit facility. The affiliates of Merrill Lynch and Banc of America Securities LLC will receive approximately $3.6 million and $1.5 million, respectively, of the proceeds used to pay a portion of the indebtedness outstanding under the Term B loan under our credit facility. See “Underwriting—Other Relationships.”

DIVIDEND POLICY

We intend to retain our earnings for use in the operation and expansion of our business and we do not anticipate paying any dividends on the common stock in the foreseeable future. Payment of future dividends, if any, will be determined in the sole discretion of our board of directors and will depend upon, among other things, the future earnings, operations, capital requirements and general financial condition and prevailing business and economic conditions, as well as statutory restrictions on our ability to pay dividends.

CAPITALIZATION

The following table shows, as of December 31, 2007 our capitalization:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred stock into shares of common stock upon completion of this offering based upon an assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus; and

•

on a pro forma as adjusted basis to reflect (i) the sale of 7,825,947 common stock by us in this offering at an assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after the deduction of the estimated underwriting discount and offering expenses payable by us and (ii) the application of the net proceeds of this offering in the manner described under “Use of Proceeds.”

The share data in the table below are based on shares outstanding as of December 31, 2007. The number of outstanding shares as of that date excludes up to 6,500,000 shares of common stock reserved for future issuance under our 2008 omnibus incentive plan.

You should read this table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	December 31, 2007
(in thousands, except per share data)	Actual	Pro Forma	Pro Forma, As Adjusted
Total debt, including current portion	$206,493	$206,493	$168,367

Shareholders’ equity (deficit): Preferred stock, undesignated, $0.001 par value per share; 256,785 shares authorized; 174,784.828 shares issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted	1	—	—
Common stock, $0.001 par value per share; 200,000,000 shares authorized actual, shares authorized pro forma and pro forma as adjusted; 21,885,929 shares issued and outstanding actual, 32,809,982 shares issued and outstanding pro forma and 40,635,929 shares issued and outstanding pro forma as adjusted	22	33	41
Additional paid-in capital	201,660	201,650	312,905
Retained earnings (deficit)	(109,238)	(109,238)	(141,640)
Accumulated other comprehensive loss	(39,394)	(39,394)	(39,394)

Total shareholders’ equity (deficit)	53,051	53,051	131,912

Total capitalization	$259,544	$259,544	$300,279

DILUTION

Purchasers of the common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equal our total assets less goodwill and intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of December 31, 2007, our net tangible book value was ($132.3) million and our net tangible book value per share was ($6.05).

After giving effect to the sale of 7,825,947 shares of common stock in the offering by us at an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the assumed conversion of all shares of preferred stock based upon the same assumed initial public offering price and the application of the estimated net proceeds of this offering to us assuming a closing date of this offering of May 12, 2008, our adjusted net tangible book value as of December 31, 2007 would have been ($15.5) million, or ($0.38) per share. This represents an immediate accretion in net tangible book value of $3.66 per share to existing stockholders and an immediate dilution of $16.38 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

	Per Share

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of December 31, 2007	($6.05)

Pro forma net tangible book value per share as of December 31, 2007	(4.03)
Increase in net tangible book value per share attributable to new investors	3.66
Adjusted net tangible book value per share after this offering		($0.38)

Dilution per share to new investors		$16.38

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our adjusted net tangible book value after the offering by approximately $17.5 million and dilution per share to new investors by approximately $0.58, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise in full their option to purchase additional shares, the adjusted net tangible book value per share after the offering would be $0.60 per share, the increase in net tangible book value per share to existing stockholders would be $4.63 per share and the dilution to new investors would be $15.40 per share.

The following table summarizes as of December 31, 2007, after giving effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of 10,924,053 shares of common stock upon the closing of this offering, the number of shares of common stock purchased, the total consideration paid and the average price per share paid, or to be paid, by existing stockholders and by new investors purchasing common stock in this offering. The calculation below is based on an assumed initial public offering price of $16.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deduction of estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,885,929	53.9%	$26,898,172	8.2%	$1.23
New investors	18,750,000	46.1	300,000,000	91.8	$16.00

Total	40,635,929	100%	$326,898,172	100%

The share data in the table above are based on shares outstanding as of December 31, 2007. The number of outstanding shares at that date excludes up to 6,500,000 shares of common stock reserved for future issuance under our 2008 omnibus incentive plan.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the total consideration paid by new investors by $18.75 million and increase (decrease) the percentage of total consideration paid by new investors by approximately 0.4%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters exercise in full their option to purchase additional shares, the percentage of shares of common stock held by existing stockholders will decrease to approximately 49.7% of the total number of shares of our common stock outstanding after this offering and will increase the number of shares held by new investors to 21,562,500, or 49.0% of the total number of shares of our common stock outstanding after this offering. The remaining 1.3% represents shares underlying vested restricted stock units that will be granted to certain of our current and former executive officers upon the consummation of this offering pursuant to previously adopted executive compensation plans.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table contains selected historical financial and other data for each of the five years in the period ended December 31, 2007. The financial data for each of the five years in the period ended December 31, 2007 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP.

In reviewing the following information, it should be noted that we acquired the net assets of Zenith Pump (“Zenith”) on June 30, 2004, the net assets of Portland Valve Inc. (“Portland Valve”) on August 6, 2004, Tushaco Pump Private Limited (“Tushaco”) on August 9, 2005, Lubrication Systems Company of Texas (“LSC”) on January 31, 2007, and Fairmount Automation Inc. on November 29, 2007, and we divested our power transmission business on November 30, 2004.

You should read this information in conjunction with the consolidated financial statements and the notes to those consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year ended December 31,
Dollars in thousands, except per share amounts	2007	2006	2005	2004	2003(1)
Statement of Operations Data:
Net sales	$506,305	$393,604	$345,478	$309,653	$266,698
Cost of sales	330,714	256,806	222,353	197,907	167,104

Gross profit	175,591	136,798	123,125	111,746	99,594
Selling, general and administrative expenses	98,500	80,103	74,594	77,434	72,058
Research and development expenses	4,162	3,336	2,855	3,175	3,072
Legacy asbestos (income) expense	(50,346)	33,816	18,112	29,412	20,132

Operating income	123,275	19,543	27,564	1,725	4,332
Interest expense	19,246	14,186	9,026	6,918	6,941
Provision (benefit) for income taxes	39,147	3,866	6,907	(6,010)	8,687

Income (loss) from continuing operations	64,882	1,491	11,631	817	(11,296)

Net income (loss)	64,882	94	12,247	57,306	(15,678)

Earnings (loss) per share from continuing operations—basic and diluted(2)	$1.79	$0.07	$(0.09)	$(0.62)	$(0.52)

Dollars in thousands	December 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:
Goodwill and intangibles, net	$185,353	$154,231	$149,793	$152,681	$132,395
Asbestos insurance asset, including current portion	305,228	297,106	261,941	193,386	158,506
Total assets	896,540	797,226	700,574	707,881	700,829
Asbestos liability, including current portion	376,233	388,920	338,535	266,668	211,643
Total debt, including current portion	206,493	188,720	158,454	125,051	179,938

	Year ended December 31,
Dollars in thousands	2007	2006	2005	2004	2003(1)
Other Data:
EBITDA(3) (4)	$138,514	$29,627	$39,610	$68,086	$6,815

(1)	Financial data for periods prior to May 30, 2003 are presented on a combined basis. On that date, through a series of capital contributions and exchanges of equity securities by the current shareholders, entities that were previously under common ownership became subsidiaries of Colfax Corporation.
(2)	Computed based upon income from continuing operations available to holders of common stock.

(3)	EBITDA includes legacy asbestos (income) expense of $(50,346), $33,816, $18,112, $29,412 and $20,132 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively, and discontinued operations expense (income) of $1,397, $(616), $(56,489) and $4,382 for the years ended December 31, 2006, 2005, 2004 and 2003, respectively.
(4)	We are presenting EBITDA because we believe that it provides useful information to investors about us, our business and our financial condition. We define EBITDA as net income before the effects of interest expense, taxes, depreciation and amortization. We believe EBITDA is useful to investors because it is one of the measures used by our board of directors and management to evaluate our business in our internal management reporting, budgeting and forecasting processes, in comparing our operating results across our business as well as to those of our competitors and other companies in our industry, as an internal profitability measure, as a component in evaluating our ability and the desirability of making capital expenditures and significant acquisitions, and as an element in determining executive compensation. Further, EBITDA and similar measures are widely used by investors, rating agencies and securities analysts as a key measure to compare companies in our industry and debt-service capabilities.

EBITDA is not a measurement of financial performance or liquidity under GAAP and should not be considered as an alternative to net income or any other indicator of operating performance or any other alternative to cash flow from operating activities or as a measure of liquidity derived in accordance with GAAP. Because EBITDA is calculated before recurring cash charges including interest expense and taxes and is not adjusted for capital expenditures or other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business. There are a number of material limitations to the use of EBITDA as an analytical tool, including the following:

•	EBITDA does not reflect our interest expense;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes; and

•

although depreciation and amortization are non-cash expenses in the period recorded, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect the cash requirements for such replacement.

We compensate for these limitations by relying primarily on our GAAP financial measures and by using EBITDA only supplementally. We believe that consideration of EBITDA, together with a careful review of our GAAP financial measures, is the most informed method of analyzing our company.

The following table reconciles net income (loss) to EBITDA:

	Year ended December 31,
Dollars in thousands	2007	2006	2005	2004	2003
Net income (loss)	$64,882	$94	$12,247	$57,306	$(15,678)
Interest expense	19,246	14,186	9,026	6,918	6,941
Provision (benefit) for income taxes	39,147	3,866	6,907	(6,010)	8,687
Depreciation and amortization	15,239	11,481	11,430	9,872	6,865

EBITDA	$138,514	$29,627	$39,610	$68,086	$6,815

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with “Selected Consolidated Financial and Other Data,” “Risk Factors” and the financial statements and related notes included elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Special Note Regarding Forward-Looking Statements.”

Overview

We are a global supplier of a broad range of fluid handling products, including pumps, fluid handling systems and specialty valves. We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We have a global manufacturing footprint, with production facilities in Europe, North America and Asia, as well as worldwide sales and distribution channels. Our products serve a variety of applications in five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. We design and engineer our products to high quality and reliability standards for use in critical fluid handling applications where performance is paramount. We also offer customized fluid handling solutions to meet individual customer needs based on our in-depth technical knowledge of the applications in which our products are used. Our products are marketed principally under the Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith brand names. We believe that our brands are widely known and have a premium position in our industry. Allweiler, Houttuin, Imo and Warren are among the oldest and most recognized brands in the markets in which we participate, with Allweiler dating back to 1860.

We believe that one of our most significant competitive advantages comes through a comprehensive set of tools and processes we employ that we refer to as the Colfax Business System (“CBS”). CBS is a disciplined strategic planning and execution methodology designed to achieve excellence and world-class financial performance in all aspects of our business by focusing on the Voice of the Customer and continuously improving quality, delivery and cost.

Key Factors and Risks Affecting Our Reported Results

Our growth and financial performance are driven by many factors, principally our ability to serve increasingly global markets, fluctuations in the relationship of foreign currencies to the U.S. dollar, our estimates concerning the availability of insurance proceeds to cover asbestos litigation expenses and liabilities, the amounts of asbestos litigation expenses and liabilities, the general economic conditions within our five strategic markets, our ability to pass through cost increases through pricing, the impact of sales mix and our ability to continue to grow through acquisitions. These key factors have impacted our results of operations in the past and are likely to affect them in the future.

Global Operations

For the year ended December 31, 2007, approximately 66% of our sales were derived from operations outside of the U.S. As measured by sales, we manufacture most of our products outside of the United States. We sell our products through over 300 direct sales and marketing associates and more than 450 authorized distributors in 79 countries. Accordingly, we are affected by levels of industrial activity and economic and political factors in countries throughout the world. Our ability to grow and our financial performance will be affected by our ability to address a variety of challenges and opportunities that are a consequence of our global operations, including efficiently utilizing our global sales, manufacturing and distribution capabilities, the expansion of market opportunities in Asia, successfully completing global strategic acquisitions and engineering innovative new product applications for end users in a variety of geographic markets. However, we believe that our geographic, end market and product diversification limits the impact that any one country or economy could have on our consolidated results.

Foreign Currency Fluctuations

A significant portion of our sales, approximately 66% for the year ended December 31, 2007, is denominated in currencies other than the U.S. dollar, especially the Euro and the Swedish Krona. Because much of our manufacturing and employee costs are outside the U.S., a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in the relationship of these currencies to the U.S. dollar may impact our profitability. In some markets, sales are denominated in currencies other than the local currency for that business, which may result in both margin fluctuations and transaction gains and losses.

Asbestos Liabilities and Related Insurance Assets

Two of our subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. See “—Asbestos-Related Litigation” for further information. Our financial results have been, and will likely in the future be, affected by our actual and estimated asbestos liabilities and the availability of insurance to cover these liabilities and related defense costs. Assessing asbestos liabilities and insurance assets requires judgments concerning matters such as the uncertainty of litigation, anticipated outcome of settlements, the number and cost of pending and future claims and the outcome of legal action against our insurance carriers and their continued solvency.

We have projected our subsidiaries’ future asbestos-related liability costs with regard to pending and future unasserted claims, and we record this liability on our balance sheet as a long term and short term liability. We also record an asset representing projected insurance recoveries for asbestos liabilities. See “—Critical Accounting Policies—Asbestos Liabilities and Insurance Assets” for a description of the factors used to project the asbestos-related liabilities and insurance coverage recorded on our balance sheet. Our insurance asset is recorded at the amount of insurance recoveries that are deemed probable. For one of our subsidiaries the expected recovery percentage is 87.5% of the liability and defense costs. For the other subsidiary the expected recovery percentage is 67% of the liability and defense costs after exhaustion of primary and umbrella layers of insurance. See “—Critical Accounting Policies—Asbestos Liabilities and Insurance Assets.”

We record all asbestos-related costs in Legacy asbestos (income) expense which is comprised of changes in the projected asbestos liability, changes in the probable insurance recovery of the projected asbestos-related liability, changes in the probable recovery of asbestos liability and defense costs paid in prior periods, actual defense costs expensed in the period, as well as legal costs related to the actions against two of our subsidiaries’ respective insurers and a former parent company of one of the subsidiaries.

In 2004 the primary insurance carrier of one of our subsidiaries ceased payments alleging that its policies were exhausted. See “—Asbestos-Related Litigation” for further information. As a result, in 2004, the subsidiary began making substantially all of the payments required to cover liability and defense costs for the asbestos-related lawsuits while pursuing a lawsuit against the insurers. We began recording an insurance receivable for any amounts we paid above an estimated asset recovery percentage for a given period. In 2007, certain of the insurance carriers agreed to settle with the subsidiary by reimbursing the subsidiary for amounts the subsidiary paid for liability and defense costs in the past as well as entering into formal agreements detailing the payment of future liability and defense costs in an agreed to allocation for that insurer. See “—Asbestos-Related Litigation.” We have begun applying such reimbursements for past costs toward paying down the receivables and have taken into income amounts reimbursed which were not part of the receivable. See “—Liquidity and Capital Resources—Comparative Cash Flows.”

Economic Conditions in Strategic Markets

Our organic growth and profitability strategy focuses on five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. Demand for our products depends on the level of new capital investment and planned maintenance by our customers. The level of capital expenditures depends, in turn, on the general economic conditions within that market. While demand within each of these strategic markets can be cyclical, the diversity of these markets limits the impact of a downturn in any one of these markets on our consolidated results.

Pricing

We believe our customers place a premium on quality, reliability, availability, design and application engineering support. Our highly engineered fluid handling products typically produce higher margins than products with commodity-like qualities. However, we are sensitive to price movements in our raw materials supply base. Our largest material purchases are for components and raw materials consisting of steel, iron, copper and aluminum. Historically, we have been successful in passing raw material price increases on to our customers. While we seek to take actions to manage this risk, including commodity hedging where appropriate, such increased costs may adversely impact earnings. Our 2008 pricing strategy includes passing through raw material price increases to our customers as well as identifying additional price increase opportunities.

Sales and Cost Mix

Our profit margins vary in relation to the relative mix of many factors, including the type of product, the geographic location in which the product is manufactured, the end market for which the product is designed and the percentage of total revenue represented by aftermarket sales and services. Aftermarket business, including spare parts and other value added services, is generally a higher margin business and a significant component of our profitability.

Strategic Acquisitions

We complement our organic growth with strategic acquisitions. Acquisitions significantly affect our reported results and can make period to period comparisons of results difficult. As a consequence, we report our sales growth between periods both from existing and acquired businesses. We intend to continue to pursue acquisitions of complementary businesses that will broaden our product portfolio, expand our geographic footprint or enhance our position within our strategic markets.

Outlook

We believe that we are well positioned to continue to grow organically by enhancing our product offerings and expanding our customer base in each of our strategic markets. During 2007, we experienced strong demand in the majority of our strategic markets, and we expect favorable market conditions to continue throughout 2008 as follows:

•	In the commercial marine industry, we expect growth in international trade and high demand for crude oil to continue to create demand for container ships and tankers.

•	We expect activity within the global oil and gas market to remain favorable as capacity constraints and increased global demand keep oil and gas prices elevated.

•	In the power generation industry, we expect activity in Asia and the Middle East to be robust as economic growth continues to drive significant investment in energy infrastructure projects.

•

In the global navy industry, we expect that sovereign nations outside of the U.S. will continue to expand their fleets as they address national security concerns. In the U.S., we expect Congress to continue to appropriate funds for new ship construction for the next generation of naval vessels as older classes are decommissioned. We also expect increased demand for integrated fluid handling systems and solutions for both new ship platforms and existing ship classes that reduce operating costs and improve efficiency as the U.S. Navy seeks to man vessels with fewer personnel.

•

In the general industrial market, we expect that the continued economic development of regions throughout the world will continue to drive increased capital investment and will benefit local suppliers as well as international exporters of fluid handling equipment.

Our global manufacturing sales and distribution network allows us to target fast growing regions throughout the world. Our greenfield production facility in Wuxi, China that we opened during 2005 became fully operational during 2006. In addition, our Indian business demonstrated strong growth and expanded our presence in the South Asia region. We intend to leverage our investments in India and China to substantially grow our market share in these emerging markets and plan to continue to invest in sales and marketing resources to increase our overall coverage.

We will also continue to target aftermarket opportunities in our strategic markets as we generally are able to generate high margins on aftermarket parts and service. For the year ended December 31, 2007, aftermarket sales and services represented approximately 25% of our revenues.

We also expect to continue to grow as a result of strategic acquisitions. We believe that the extensive experience of our management team in acquiring and effectively integrating acquisition targets should enable us to capitalize on opportunities in the future.

Key Performance Measures

The discussion of our results of operations that follows focuses on some of the key financial measures that we use to evaluate our business. We evaluate growth using several measures described below, including net sales, orders and order backlog. Our sales growth is affected by many factors, particularly the impact of acquisitions, the impact of fluctuating foreign exchange rates and growth in our existing businesses. To facilitate the comparison between reporting periods, we describe the impact of each of these three factors on our sales growth below in tabular format under the heading “Sales and Orders.”

Orders and order backlog are highly indicative of our future revenue and thus a key measure of anticipated performance. Orders consist of orders for products or services from our customers. Order backlog consists of unfilled orders.

Asbestos-Related Litigation

Two of our subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers and were not manufactured by any of our subsidiaries nor were the subsidiaries producers or direct suppliers of asbestos. The manufactured products that are alleged to have contained asbestos generally were provided to meet the specifications of the subsidiaries’ customers, including the U.S. Navy.

In 2003, one of our subsidiaries brought an action in the New Jersey Superior Court, Mercer County, against a large number of its insurers and its former parent to resolve a variety of disputes concerning insurance coverage for the asbestos personal injury claims asserted against it. In 2004, its primary insurance carrier ceased payments alleging that its policies were exhausted. The subsidiary requested proof of exhaustion which the primary carrier refused to provide. Thereafter, most of the subsidiary’s excess and umbrella carriers also refused to provide payments for a variety of reasons, including reliance upon the lack of evidence of exhaustion and other timing and allocation defenses. The insurance companies have not contested coverage. As a result, in 2004, the subsidiary began making substantially all of the payments required to cover liability and defense costs for the asbestos-related lawsuits while pursuing a lawsuit against the insurers. In addition, in this lawsuit, the subsidiary alleges that its former parent is responsible for any coverage that would have been provided by any insurance company that is insolvent.

In 2007, certain of the insurance carriers agreed to settle with the subsidiary by reimbursing the subsidiary for amounts the subsidiary paid for liability and defense costs in the past as well as entering into formal agreements detailing the payment of future liability and defense costs in an agreed to allocation for that insurer. In addition, a number of non-settling insurance carriers have made payments of significant amounts for liability and defense costs paid by the subsidiary in the past and continue to pay a share of liability and defense costs as they are incurred. As a result, the subsidiary’s insurance carriers are once again paying a portion of the subsidiary’s current asbestos-related costs and have reimbursed a significant portion of the costs incurred while coverage was being disputed. We believe that costs will continue to be paid by these insurance carriers. Trial currently is scheduled for September 2008. Although impossible to predict with certainty, we believe that all or substantially all of the insurers that are defendants in the coverage litigation will be ordered to provide coverage in accordance with their policies.

To date, our other subsidiary involved in asbestos litigation has had all of its liability and defense costs, covered in full by its primary and umbrella insurance carrier, subject to approximately $7.5 million in deductibles under its primary policies. The subsidiary has a substantial amount of excess insurance available to it from solvent carriers. The subsidiary is currently in litigation in the Delaware Chancery Court with its primary and umbrella insurer and with a third-party company concerning the availability of insurance under certain policies issued to the then-parent of both the subsidiary and the third-party company. While coverage for the claims is not in dispute, the third-party company is seeking a partition of the insurance policy limits for its sole benefit. We believe that this action is without merit. The subsidiary has also brought an action against all of its insurers in Massachusetts Superior Court. In that action, the subsidiary primarily seeks declaratory relief regarding the excess insurers’ obligations to fund in full the defense and settlement of the asbestos lawsuits following the exhaustion of the underlying umbrella policies.

Seasonality

We experience seasonality in our fluid handling business. As our customers seek to fully-utilize capital spending budgets before the end of the year, our shipments generally peak during the fourth quarter. Also, our European operations typically experience a slowdown during the July and August holiday season.

Results of Operations

Items Affecting Comparability of Reported Results

The comparability of our operating results for the years ended December 31, 2007, 2006 and 2005 is affected by the following significant items:

Acquisitions

Acquisitions significantly affect our reported results and can make period to period comparisons of results difficult. As a consequence, we disclose our sales growth between periods both from existing and acquired businesses.

In August 2005, we acquired Tushaco Pumps Private Limited (“Tushaco”), a leading manufacturer of rotary positive displacement pumps in India. The acquisition of Tushaco provided us with an established presence to serve the South Asian market. Tushaco’s manufacturing and design experience also enables us to utilize its products as a low cost supplier to our other operations and to optimize our global engineering resources.

In January 2007, we completed the acquisition of Lubrication Systems Company of Texas (“LSC”), a manufacturer of fluid handling systems, including oil mist lubrication and oil purification systems. LSC strengthens our presence in the oil and gas end market, particularly in the downstream refinery segment, broadens our overall lubrication portfolio, and presents the opportunity to expand its product application to other markets.

Most recently, in November 2007, we acquired Fairmount Automation, Inc. (“Fairmount”), an original equipment manufacturer of mission critical programmable automation controllers in fluid handling applications primarily for the U.S. Navy. In addition to strengthening our existing position with the U.S. Navy, we intend to leverage Fairmount’s experienced engineering talent and technology expertise to develop a portfolio of fluid handling solutions with diagnostic and prognostic capabilities for industrial applications.

Foreign Currency Fluctuations

A significant portion of our sales, approximately 66% for the year ended December 31, 2007, is denominated in currencies other than the U.S. dollar, most notabley the Euro and the Swedish Krona. Because much of our manufacturing and employee costs are outside the U.S., a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates can impact our results and is quantified, when significant, in our discussion of the results of our operations.

Legacy Asbestos (Income) Expense

Legacy asbestos (income) expense includes all asbestos-related costs and is comprised of changes in the projected asbestos liability, changes in the probable insurance recovery of the projected asbestos-related liability, changes in the probable recovery of asbestos liability and defense costs paid in prior periods, actual defense costs expensed in the period, as well as legal costs related to the actions against two of our subsidiaries’ respective insurers and a former parent company of one of the subsidiaries. See “—Asbestos-Related Litigation” above and “—Critical Accounting Estimates—Asbestos Liabilities and Insurance Assets” below for a further discussion of legacy asbestos expenses.

The table below presents legacy asbestos (income) expense for the periods indicated:

	Year Ended December 31,
(Amounts in millions)	2007	2006	2005
Legacy asbestos (income) expense	$(50.3)	$33.8	$18.1
Legacy asbestos (income) expense as a percent of sales	(9.9)%	8.6%	5.2%

Legacy asbestos (income) expense for the year ended December 31, 2007 decreased $84.1 million from $33.8 million for the year ended December 31, 2006 period to $(50.3) million in the current period. This decrease resulted primarily from revaluation of the insurance asset and from recording a receivable due from our insurers for past cost paid by us, offset to a small degree by the increased cost of litigation against those insurers, as well as a $8.5 million gain related to cash settlements received from certain insurers related to insurance policies which were not included in our 15 year estimate of asbestos-related liability cost. More specifically, the insurance asset for one of our subsidiaries was increased from 75% to 87.5% of the expected liability based upon a series of court rulings in the Superior Court of New Jersey, Mercer County. These court rulings, which occurred in late 2007 as a result of grants of partial summary judgment on two motions, determined that New Jersey law applies and that payments made for asbestos-related liability and defense cost paid below deductibles levels eroded policy limits in certain primary policies. These decisions allowed us to determine that the principles outlined in the case of Carter-Wallace, Inc. v. Admiral Ins. Co., 154 N.J. 312 (N.J. 1998), or Carter-Wallace, would be used to allocate responsibility among the insurers. We increased the insurance asset according to the calculation outlined by these principles.

We had historically recorded an insurance receivable for any amounts we paid above an estimated asset recovery percentage for a given period. In early 2008, the Superior Court of New Jersey, Mercer County, granted a partial summary judgment ruling that the principles outlined in Carter-Wallace would be used to allocate shares among insurers and directed a Special Allocation Master to determine the specific portion of past and future cost attributable to each of the subsidiaries’ insurance polices. These rulings and the receipt in the fourth quarter of 2007 of approximately $49.4 million of past cost from our insurers, allowed us to determine the probable amount of insurance available for past costs. As a result, in the fourth quarter of 2007, the subsidiary recorded an insurance receivable of $44.7 million for all past liability and defense cost for which recovery is probable. See “—Asbestos-Related Litigation” above and “—Critical Accounting Estimates—Asbestos Liabilities and Insurance Assets” below for a further discussion of recent developments in asbestos litigation.

For the year ended December 31, 2006, legacy asbestos expense increased $15.7 million to $33.8 million from $18.1 million for the year ended December 31, 2005. This increase was due to $7.5 million of increased liability costs and $8.2 million of increased legal costs related to pursuing actions against our asbestos insurers.

Discontinued Operations

On November 30, 2004, the Company sold substantially all assets and operating liabilities related to its Power Transmission business to Altra Holdings, Inc., pursuant to an agreement dated October 25, 2004 for $175.8 million after final purchase price adjustments. As such, the Power Transmission business unit is classified in these financial statements as a discontinued operation.

As a result of the divestiture of the Power Transmission business, a net gain of approximately $49.7 million, inclusive of a $15.6 million write-off in goodwill, was recorded in 2004. A further gain of approximately $0.3 million was recorded in 2005 primarily associated with the sale of retained real estate. In addition, in 2005, income from discontinued operations of approximately $0.4 million was recorded as a result of exiting a cross currency swap related to the divested business. In 2006 a loss of approximately $1.4 million was recorded as a result of settlement of claims made by the purchaser against amounts that were held in escrow.

Other Post-Employment Benefit Settlement

During the years ended December 31, 2006 and 2005, we settled portions of our other post-employment benefits liability that we had retained as part of the sale of the power transmission business in 2004 resulting in gains of $9.1 million and $0.3 million, respectively.

Legacy Legal Expenses

During the years ended December 31, 2006 and 2005, we established reserves to settle legal matters related to divested businesses of $8.1 million and $3.1 million, respectively.

Cross Currency Swap

During the year ended December 31, 2005 we recorded a $2.1 million gain related to the settlement of a cross currency swap.

Sales and Orders

Our sales growth is affected my many factors including acquisitions, the impact of fluctuating foreign exchange rates and growth in our existing businesses. To facilitate the comparison between reporting periods, we disclose the impact of each of these three factors. Growth due to acquisitions includes incremental sales due to an acquisition during the period; or incremental sales due to reporting a full year’s sales for an acquisition that occurred in the prior year. The impact of foreign currency translation is the difference between sales from existing businesses valued at current year foreign exchange rates and the same sales valued at prior year foreign exchange rates. Sales growth from existing businesses excludes both the impact of acquisitions and foreign exchange rate fluctuations, thus providing a measure of growth due to factors such as price, mix, and volume.

Orders and order backlog are highly indicative of our future revenue and thus a key measure of anticipated performance. Orders consist of orders for products or services from our customers. Order backlog consists of unfilled orders. The components of order growth are presented on the same basis as sales growth.

The following tables present components of our sales and order growth, as well as sales by fluid handling product for the periods indicated:

	Sales		Orders		Backlog at Period End
(Amounts in millions)	$	%	$	%
Year Ending December 31, 2005	$345.5		$370.4		$118.3

Components of Growth:
Existing businesses	40.7	11.8%	65.6	17.7%
Acquisitions	4.8	1.4%	4.4	1.2%
Foreign currency translation	2.6	0.8%	1.9	0.5%

Total growth	48.1	13.9%	71.9	19.4%

Year Ending December 31, 2006	$393.6		$442.3		$179.3

Components of Growth:
Existing businesses	53.3	13.5%	77.7	17.6%
Acquisitions	31.3	8.0%	27.2	6.1%
Foreign currency translation	28.1	7.1%	34.3	7.8%

Total growth	112.7	28.6%	139.2	31.5%

Year Ending December 31, 2007	$506.3		$581.5		$292.8

(Amounts in millions)	2007	2006	2005
Net sales by product:
Pumps, including aftermarket parts and service	441.7	360.0	313.2
Systems, including installation service	48.4	16.1	14.6
Valves	9.5	11.3	12.8
Other	6.7	6.2	4.9

Total net sales	$506.3	$393.6	$345.5

As detailed above, for the year ended December 31, 2007, sales increased by $112.7 million, or 28.6% over the year ended December 31, 2006. Of this growth, sales from existing businesses contributed 13.5%, the acquisition of LSC on January 31, 2007 and Fairmont on November 29, 2007 contributed 8.0% and currency translation accounted for 7.1%. The currency translation amount was due primarily to the weakening of the U.S. dollar against the Euro during the year ended December 31, 2007. Sales growth from existing businesses was primarily attributable to increased volume and demand in the commercial marine and oil and gas end markets. By product, pump sales increased $81.7 million, or 22.7% during the year ended December 31, 2007. System sales grew $32.3 million due primarily to the acquisition of LSC.

Orders for the year ended December 31, 2007 of $581.5 million increased $139.2 million, or 31.5%, over the year ended December 31, 2006. Backlog, which consists of unfilled orders, as of December 31, 2007 of

$292.8 million increased $113.5 million, or 63.3%, as compared to $179.3 million at December 31, 2006. Order growth from existing businesses was primarily attributable to strong growth in our strategic end markets, most notably the oil and gas, commercial marine and power generation markets.

Sales for the year ended December 31, 2006 of $393.6 million were $48.1 million, or 13.9%, higher than the $345.5 million recorded in the prior year. Of the $48.1 million increase, $40.7 million was from existing businesses attributable to increased volume and demand in the general industrial, commercial marine, power generation and oil and gas end markets, $4.8 million was due to the acquisition of Tushaco on August 9, 2005 and $2.6 million was due to the positive impact of foreign exchange rates. By product, pump sales grew $46.8 million, or 14.9%. System sales grew $1.5 million, or 10.3%.

Orders for the year ended December 31, 2006 of $442.3 million increased $71.9 million, or 19.4%, as compared to $370.4 million for the year ended December 31, 2005. Backlog of $179.3 million at December 31, 2006 increased $61.0 million, or 51.6%, compared to $118.3 million at December 31, 2005. Both increased orders and backlog were attributable primarily to strong growth in our strategic end markets, especially the oil and gas, power generation and commercial marine end-markets.

Gross Profit

The following table presents our gross profit figures for the periods indicated:

	Year Ended December 31,
(Amounts in millions)	2007	2006	2005
Gross profit	$175.6	$136.8	$123.1
Gross profit margin	34.7%	34.8%	35.6%

Gross profit of $175.6 million for the year ended December 31, 2007 increased $38.8 million, or 28.4%, from $136.8 million in 2006. Of the $38.8 million increase, $16.6 million was attributable to growth from existing businesses, $13.2 million was due to the acquisition of LSC on January 31, 2007 and Fairmont on November 29, 2007 and $9.0 million was due to the impact of foreign exchange rates. Gross profit margin was 34.7% for the year ended December 31, 2007 consistent with 34.8% for the year ended December 31, 2006.

For the year ended December 31, 2006, gross profit increased by $13.7 million, or 11.1%, to $136.8 million from $123.1 million in the prior year. Of the $13.7 million increase, $11.1 million was attributable to growth from existing businesses, $1.7 million was due to the acquisition of Tushaco on August 9, 2005 and $0.9 million was due to the impact of foreign exchange rates. Gross profit margin declined from 35.6% to 34.8%, largely as a result of product mix. A significant portion of our growth in the year ended December 31, 2006 was from fluid handling products that are used in commercial marine applications and which have a lower gross profit margin than the average for our other products.

Selling, General and Administrative Expenses (“SG&A”)

The following table presents our selling, general and administrative expenses for the periods indicated:

	Year Ended December 31,
(Amounts in millions)	2007	2006	2005
SG&A expenses	$98.5	$80.1	$74.6
SG&A expenses as a percent of sales	19.5%	20.4%	21.6%

Selling, general and administrative expenses increased $18.4 million to $98.5 million for the year ended December 31, 2007 compared to $80.1 million for the year ended December 31, 2006. Of the $18.4 million increase, $7.2 million was due to the acquisitions of LSC and Fairmont and $4.8 million was due to the impact of foreign exchange rates. The remaining increase was primarily due to increased variable selling expenses of approximately $8.9 million in 2007 and the recognition of a one-time $9.1 million gain on the settlement of other post-employment benefits during 2006, offset by legacy legal expenses of $8.3 million incurred during 2006.

For the year ended December 31, 2006, selling, general and administrative expenses increased $5.5 million to $80.1 million compared to $74.6 million for the year ended December 31, 2005. The increase was primarily due to $8.4 million of legacy legal expenses incurred during 2006 and a $4.0 million increase in variable selling expenses, especially commissions, driven by higher sales volume. These increases were offset in part by a one-time $9.1 million gain in 2006 on the settlement of the other post-employment benefits liability retained as part of the sale of the power transmission business in 2004. Also contributing to the increase was the recognition of a $2.1 million gain on the settlement of a cross currency swap agreement in 2005. Legacy legal expense relates to reserves established at one of our subsidiaries to settle legal matters related to businesses that were divested prior to our acquisition of the subsidiary. Selling, general and administrative expenses as a percent of sales decreased since costs that are primarily fixed in nature such as administrative salaries, rent and depreciation grew only marginally, approximately 3.0%, compared to the 13.9% growth in sales. Expansion of our Asian operations, through our Tushaco and Wuxi operations, increased total selling, general and administrative expenses by approximately $2.3 million from 2005 to 2006.

Operating Income

The table below presents operating income data for the periods indicated:

	Year Ended December 31,
(Amounts in millions)	2007	2006	2005
Operating income	$123.3	$19.5	$27.6
Operating margin	24.4%	5.0%	8.0%

Operating income for the year ended December 31, 2007 increased $103.8 million to $123.3 million from $19.5 million for the year ended December 31, 2006. This increase was primarily due to an $84.1 million decrease in legacy asbestos expenses and a $38.8 million increase in gross profit offset in part by an $18.4 million increase in selling, general and administrative expenses. Operating margin increased from 5.0% for the year ended December 31, 2006 to 24.4% for the year ended December 31, 2007.

For the year ended December 31, 2006, operating income declined approximately $8.1 million to $19.5 million from $27.6 million for the year ended December 31, 2005. This decline was primarily due to a $15.7 million increase in legacy asbestos expenses and a $5.5 million increase in selling, general and administrative expenses offset in part by a $13.7 million increase in gross profit. Operating margin decreased from 8.0% in 2005 to 5.0% in 2006.

Interest Expense

For a description of our outstanding indebtedness, please refer to “—Liquidity and Capital Resources” below.

Interest expense of $19.2 million for the year ended December 31, 2007 was approximately $5.0 million higher than the year ended December 31, 2006. Approximately $3.3 million of the increase was due to higher debt levels in 2007 due to borrowings incurred to fund the acquisition of LSC. An increase in the weighted average interest rate on our variable rate borrowings from 6.85% in 2006 to 7.42% in 2007 contributed approximately $1.2 million to the increase in interest expense. The remaining increase in interest expense was primarily due to a decrease in the fair value of an interest rate collar.

Interest expense of $14.2 million for the year ended December 31, 2006 was approximately $5.2 million higher than 2005. The increase in interest expense in 2006 was primarily due to higher debt levels during the year, due to borrowings incurred to pre-fund our domestic defined benefit pension obligation of $18.8 million and cash paid for asbestos claims of $32.7 million. An increase in the weighted average interest rate on our variable rate borrowings from 5.68% in 2005 to 6.85% in 2006 contributed approximately $2.0 million to the increase in interest expense, excluding the $0.4 million favorable impact of an increase in the fair value of our $90.0 million notional value interest rate collar. Please see “—Quantitative and Qualitative Disclosures about Market Risk” below for a further discussion of the interest rate collar.

Provision for Income Taxes

Our effective tax rate can be affected by changes in the mix of earnings in the countries with differing statutory rates, changes in the valuation of deferred tax assets and liabilities and changes in tax law. Notably, under APB 23, we must recognize U.S. deferred income taxes for foreign earnings considered not permanently reinvested in the local jurisdiction in the year that it is considered to be not permanently reinvested. The tax effect of significant unusual items or changes in tax law is reflected in the period in which they occur.

The effective income tax rate for the year ended December 31, 2007 was 37.6% as compared to an effective tax rate of 72.2% for the year ended December 31, 2006. Our effective tax rate for the year ended December 31, 2007 was higher than the U.S. federal statutory rate of 35% primarily due to state taxes and the inclusion of foreign earnings included in U.S. taxable income offset by deferred tax benefits recognized by our German subsidiary as a result of the German tax rate reduction from approximately 38% to 29.0% to be effective on January 1, 2008.

For the year ended December 31, 2006, our effective income tax rate was 72.2% as compared to an effective tax rate of 37.3% for the year ended December 31, 2005. Our 2006 effective tax rate was significantly higher than the U.S. federal statutory rate of 35% primarily due to state taxes and the inclusion of undistributed foreign earnings of a foreign subsidiary that was considered not permanently reinvested as a deferred tax expense in accordance with APB 23. Deferred income taxes for 2005 also included a deferred tax expense for undistributed foreign earnings in accordance with APB 23. However, these amounts were offset by the net reduction of certain valuation allowances and other tax reserves.

Liquidity and Capital Resources

Overview

Historically, we have financed our capital and working capital requirements through a combination of cash flows from operating activities and borrowings under our credit facility. We expect that our primary ongoing requirements for cash will be for working capital, funding for potential acquisitions, capital expenditures, pension plan funding and asbestos liabilities. If additional funds are needed for strategic acquisitions or other corporate purposes, we believe we could raise additional funds in the form of debt or equity.

Borrowings

Our existing credit facility at December 31, 2007 consists of a $50.0 million revolver, a Term B loan of $176.7 million that bears interest at LIBOR plus 2.25%, or 7.1% at December 31, 2007, and a Term C loan of €19.5 million that bears interest at EURIBOR plus 2.25%, or 7.0% at December 31, 2007.

The $50.0 million revolver contains a $25.0 million letter of credit sub-facility and a Euro sub-facility in which Euro borrowing capacity is limited to $30.0 million. The annual commitment fee on the revolver is 0.5% and the administrative agent receives a fee of $0.2 million per annum. Interest rate margins for the revolver are based on our leverage ratio calculated at each quarter-end. At December 31, 2007, the USD Prime and Swing

Line based revolvers bear interest at Prime plus 1.50%, or 8.75%. At December 31, 2007, the USD LIBOR-based revolver bears interest at LIBOR plus 2.50% and the Euro revolver bears interest at EURIBOR plus 2.00%. There was no outstanding balance on the Euro, USD LIBOR, USD Prime and Swing Line based revolvers at December 31, 2007.

On January 3, 2007, we amended our credit facility to increase the borrowings under the Term B loan by $55.0 million. Approximately $28.5 million of the proceeds were subsequently used to fund the acquisition of LSC, $24.5 million of the proceeds were used to pay down our revolver debt, and the remaining proceeds were used for other general corporate purposes. Additionally, in August 2007, we amended the revolving credit facility to extend the maturity date from May 30, 2008 to May 30, 2010.

The Term B loan, as amended on January 3, 2007, has approximately $0.4 million due on a quarterly basis on the last day of each March, June, September and December beginning with March 31, 2007 and ending September 30, 2011, and one installment of approximately $170.0 million payable on December 19, 2011. The Term C loan, as amended on January 3, 2007, has approximately €0.1 million due on a quarterly basis on the last day of each March, June, September and December beginning with March 31, 2007 and ending September 30, 2011, and one installment of approximately €18.4 million payable on December 19, 2011.

On December 31, 2007, there was $205.3 million outstanding on the Term B and Term C loans, no outstanding balance on the revolving lines of credit, and $18.7 million on the letter of credit sub-facility. The weighted average interest rate at December 31, 2007 was 7.4%.

Outstanding borrowings under these credit facilities will be paid in part from the proceeds of this offering. Upon the completion of this offering, we expect to enter into a new credit facility consisting of a $150.0 million revolver and a term loan of $100.0 million, and draw down amounts sufficient to pay any outstanding balance on our existing credit facility after the application of proceeds from this offering. The $150.0 million revolver will contain a $50.0 million letter of credit sub-facility, a $25.0 million Swingline loan sub-facility, and a Euro sub-facility for which Euro borrowing capacity is limited to the loan value of foreign collateral. Both the term loan and the revolver will initially bear interest at either LIBOR plus 2.50% or at the Base Rate (the higher of the Bank of America prime rate or the Federal Funds rate plus 0.50%) plus 1.50%. Thereafter, interest rate margins for the credit facility will be calculated based on our consolidated leverage ratio. Each Swingline loan will bear interest at the Base Rate plus the interest rate margin calculated for the credit facility, and borrowings under the Euro sub-facility will bear interest at LIBOR plus the interest rate margin calculated for the credit facility. The term loan and revolver will bear interest, upon our election, at either the Base Rate or LIBOR plus the interest rate margin calculated for the credit facility. The annual commitment fee on the revolver will be 0.5% and the administrative agent will initially receive a fee of $50,000. We expect to have sufficient funds available to meet our ongoing liquidity requirements for at least the next 12 months.

Comparative Cash Flows

The table below presents selected cash flow data for the periods indicated:

	Year Ended December 31,
(Amounts in millions)	2007	2006	2005
Net cash provided by (used in) operating activities	$74.5	$(17.4)	$(7.8)

Purchases of fixed assets	(13.7)	(10.2)	(7.1)
Net cash paid for acquisitions	(33.0)	—	(11.4)
Other sources, net	0.2	0.1	0.1

Net cash used in investing operations	$(46.5)	$(10.1)	$(18.4)

Proceeds and repayments of borrowings, net	14.7	26.9	35.6
Payment of deferred stock issuance costs	(1.2)	—	—
Payments made for loan costs	(1.4)	—	(0.4)
Dividends paid	—	—	(18.7)
Redemption of stock	—	—	(82.0)
Other uses, net	(0.4)	(0.3)	(0.4)

Net cash provided by (used in) financing activities	$11.7	$26.6	$(65.9)

Cash flows from operating activities can fluctuate significantly from period to period as working capital needs, the timing of payments for items such as pension funding decisions and other items impact reported cash flows. Changes in significant operating cash flow items are discussed below.

•

In all periods presented, cash paid for asbestos liabilities (excluding cash received from settlements with our asbestos insurance carriers), including both the disposition of claims and legal expenses related to litigation against our insurers, was a significant cash outflow. Excluding the impact of cash paid for asbestos liabilities, all periods presented above would have had positive cash flow from operations.

•

For the years ended December 31, 2007, 2006 and 2005 net cash (received) paid for asbestos liabilities, net of insurance settlements received, was $(22.5) million, $32.7 million and $21.1 million, respectively. Of these amounts, $16.1 million, $9.0 million and $2.3 million related to litigation costs against our insurers paid in 2007, 2006 and 2005, respectively. During 2007, we received approximately $65.5 million from certain insurers of which $49.4 million represents reimbursement of past costs while $16.1 million represents settlement in full for future costs not yet incurred by the subsidiary.

•

Funding requirements of our defined benefit plans, including both pensions and other post-employment benefits, can vary significantly among periods due to changes in the fair value of plan assets and actuarial assumptions. For the years ended December 31, 2007, 2006 and 2005, cash contributions for defined benefit plans were $6.7 million, $11.0 million and $23.7 million, respectively.

•

Changes in net working capital also affected the operating cash flows for the years presented. We define net working capital as trade receivables plus inventories less accounts payable, excluding the effects of acquisitions and foreign currency translation.

•	Net working capital increased $6.3 million from December 31, 2006 to December 31, 2007. This increase was primarily due to increases in inventories and trade receivables due to growth in sales volume.

•	Net working capital increased $13.8 million from December 31, 2005 to December 31, 2006. Net trade receivables increased primarily due to higher fourth quarter sales volume in 2006.

Net inventories and accounts payable increased primarily to support the sales backlog at the end of 2006.

•

Net working capital as a percentage of sales is a key ratio that we use to measure working capital efficiency. For the years ended December 31, 2007, 2006 and 2005, net working capital as a percentage of sales was 17.3%, 20.7% and 20.5%, respectively.

•	LSC produced operating cash flows of approximately $5.5 million for the year ended December 31, 2007.

Investing activities consist primarily of purchases of fixed assets and cash paid for acquisitions.

•

In all years presented, capital expenditures were invested in new and replacement machinery, equipment and information technology. We expect capital spending of approximately $13.6 million in 2008. We target capital expenditures at approximately 2.0% to 2.5% of revenues.

•	In January 2007, we acquired LSC for a purchase price of $29.7 million, net of cash acquired.

•	In November 2007, we acquired Fairmont for a purchase price of $3.3 million, net of cash acquired.

•	During the year ended December 31, 2005, we acquired Tushaco for $11.4 million, net of cash acquired.

Financing cash flows consist primarily of borrowings and repayments of indebtedness, payment of dividends to shareholders and redemptions of stock.

•

On January 3, 2007, we amended the credit facility to increase borrowings under the Term B loan by $55.0 million. Approximately $28.5 million of the proceeds were subsequently used to fund the acquisition of LSC, $24.5 million of the proceeds were used to pay down our revolver debt, and the remaining proceeds were used for other general corporate purposes.

•	In November 2007, $10.0 million of cash received from settlements with our asbestos insurers was used to pay down the revolver. In addition, the Term C loan was paid down by €7.0 million.

•	During 2007, we have paid deferred stock issuance costs of $1.2 million for costs incurred related to this offering.

•

During the year ended December 31, 2005, $100.0 million of proceeds from the 2004 sale of the power transmission business were used towards the $82.0 million redemption of preferred stock and an $18.7 million dividend payment. The remaining cash proceeds of $73.3 million were used to retire domestic senior term debt in the amount of $47.8 million, reduce the amount outstanding on our revolving credit facility by $22.5 million and pay transaction associated fees in the amount of $3.0 million.

•	We paid loan costs during the years ended December 31, 2007 and 2005 of $1.4 million and $0.4 million, respectively.

Dividends of $12.2 million, $ 13.7 million and $9.2 million declared on December 31, 2007, May 15, 2007 and December 31, 2005 have not been paid because those payments were restricted by our credit facility.

Contractual Obligations

The following table is a summary of contractual obligations as of December 31, 2007 (in millions):

Payments Due by Period	Total	Less Than One Year	1-3 Years	3-5 Years	More Than 5 Years

Term Loan B	$176.7	$1.8	$3.6	$171.3	$—
Term Loan C	28.6	0.4	0.8	27.4	—
Interest Payments on Long-Term Debt(1)	57.6	14.8	29.0	13.8	—
Capital Leases	1.2	0.5	0.6	0.1	—
Operating Leases	10.0	3.8	4.7	1.5	—

Total	$274.1	$21.3	$38.7	$214.1	$—

(1)	Variable interest payments are estimated using static rates of 7.13% and 7.02% for the Term B and C loans, respectively.

We have cash funding requirements associated with our pension and other post-retirement benefit plans, which are estimated to be approximately $3.2 million for the year ending December 31, 2008. We have no binding purchase obligations as of December 31, 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that provide liquidity, capital resources, market or credit risk support that expose us to any liability that is not reflected in our consolidated financial statements other than outstanding letters of credit of $18.7 million at December 31, 2007 and future operating lease payments of $10.0 million.

Effects of This Offering on Liquidity and Contractual Obligations

We estimate that we will receive approximately $111.3 million in net proceeds from the sale of             shares of common stock, based upon the midpoint of the price range set forth on the cover page of this prospectus. We intend to use approximately $38.2 million of the proceeds we receive from this offering to pay indebtedness outstanding under our credit facility. As of December 31, 2007, we had approximately $205.3 million principal amount, along with accrued interest, outstanding under our credit facility. We also intend to use $35.1 million of the proceeds of this offering to pay declared but unpaid dividends to existing preferred stockholders and approximately $3.7 million of the proceeds to pay an additional dividend to be declared payable to existing preferred stockholders. We will also use an estimated $22.5 million of the proceeds of this offering to pay amounts due, as a result of this offering, to participants in our 2001 Employee Appreciation Rights Plan and our 2006 Executive Stock Rights Plan, which are bonus plans for certain executive officers. This estimate is subject to final reevaluation as of the effective date of this offering. See “Management—Compensation Discussion and Analysis” for additional information concerning these plans. We intend to use the balance of the net proceeds, if any, for working capital and other general corporate purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates and commodity prices that could impact our results of operations and financial condition. We address our exposure to these risks through our normal operating and financing activities.

Information concerning market risk for the year ended December 31, 2007 is discussed below.

Interest Rate Risk

We are subject to exposure from changes in interest rates based on our financing activities. Under our credit facility, all of our borrowings at December 31, 2007 are variable rate facilities based on LIBOR or EURIBOR. A hypothetical increase in the interest rate of 1.00% on our variable rate debt during 2007 would have increased our interest cost by approximately $2.2 million. In order to mitigate this risk, on July 1, 2005 we entered into an interest rate collar with an aggregate notional value of $90.0 million whereby we exchanged our LIBOR-based variable rate interest for a ceiling of 4.75% and a floor of approximately 3.40%. The LIBOR-based interest can vary between the ceiling and floor based on market conditions. The fair value of the collar agreement, based on third-party quotes, was approximately $0.1 million and $0.8 million as of December 31, 2007 and 2006 respectively. We have not elected hedge accounting for the collar agreement, and therefore movements in the fair value are recognized in income as a component of interest expense. The collar agreement expires on July 1, 2008.

Exchange Rate Risk

We have manufacturing sites throughout the world and sell our products globally. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar and against the currencies of other countries in which we manufacture and sell products and services. During 2007 approximately 66% of our sales were derived from operations outside the U.S., with approximately 63% generated from our European operations. In particular, we have more sales in European currencies than we have expenses in those currencies. Therefore, when European currencies strengthen or weaken against the U.S. dollar, operating profits are increased or decreased, respectively. The Euro-denominated Term C loan at December 31, 2007 provides a natural hedge to a portion of our European net asset position. To assist with the matching of revenues and expenses and assets and liabilities in foreign currencies, we may periodically enter into derivative instruments such as cross currency swaps or forward contracts. To illustrate the potential impact of changes in foreign currency exchange rates, income before taxes and discontinued operations for 2007, assuming a 10% increase in average foreign exchange rates compared to the U.S. dollar, 2007 income before income taxes would have increased by $4.9 million.

Commodity Price Risk

We are exposed to changes in the prices of raw materials used in our production processes. Commodity futures contracts are periodically used to manage such exposure. As of December 31, 2007, we had copper futures contracts with a notional value of $3.1 million. The fair value of the contract as of December 31, 2007 was a liability of $0.2 million. As of December 31, 2007, we had a nickel futures contract with a notional value of $1.1 million. The fair value of the contract was a liability of $0.2 million, as of December 31, 2007. We have not elected hedge accounting for futures contracts, and therefore movements in the fair value are recorded to cost of sales.

Critical Accounting Estimates

The methods, estimates and judgments we use in applying our critical accounting policies have a significant impact on the results we report in our financial statements. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based upon our historical experience, our evaluation of business and macroeconomic trends, and information from other outside sources as appropriate. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what our management anticipates and different assumptions or estimates about the future could change our reported results.

We believe the following accounting policies are the most critical in that they are important to the financial statements and they require the most difficult, subjective or complex judgments in the preparation of the financial statements. For a detailed discussion on the application of these and other accounting policies, see Note 1 of the Consolidated Financial Statements.

Asbestos Liabilities and Insurance Assets

Two of our subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers, and were not manufactured by any of our subsidiaries nor were the subsidiaries producers or direct suppliers of asbestos. The manufactured products that are alleged to have contained asbestos generally were provided to meet the specifications of the subsidiaries’ customers, including the U.S. Navy.

In most instances, the subsidiaries settle asbestos claims for amounts management considers reasonable given the facts and circumstances of each claim. The annual average settlement payment per asbestos claimant has fluctuated during the past several years, and management expects such fluctuations to continue in the future based upon, among other things, the number and type of claims settled in a particular period and the jurisdictions in which such claims arose. To date, the majority of settled claims have been dismissed for no payment.

Claims activity related to asbestos is as follows(1):

	Year ended December 31,
	2007	2006	2005
Claims unresolved at the beginning of the period	50,020	59,217	65,165
Claims filed(2)	6,861	5,992	8,540
Claims resolved(3)	(19,327)	(15,189)	(14,488)

Claims unresolved at the end of the period	37,554	50,020	59,217

Average cost of resolved claims (4)	$5,232	$6,194	$8,896

(1)	Excludes claims filed by one legal firm that have been “administratively dismissed.”
(2)	Claims filed include all asbestos claims for which notification has been received or a file has been opened.
(3)	Claims resolved include asbestos claims that have been settled or dismissed or that are in the process of being settled or dismissed based upon agreements or understandings in place with counsel for the claimants.
(4)	Average cost of settlement to resolve claims in whole dollars. These amounts exclude claims in Mississippi for which the majority of claims have historically been without merit and have been resolved for no payment. These amounts also exclude any potential insurance recoveries.

We have projected each subsidiary’s future asbestos-related liability costs with regard to pending and future unasserted claims based upon the Nicholson methodology. The Nicholson methodology is the standard approach used by most experts and has been accepted by numerous courts. This methodology is based upon risk equations, exposed population estimates, mortality rates, and other demographic statistics. In applying the Nicholson methodology for each subsidiary we performed: 1) an analysis of the estimated population likely to have been exposed or claim to have been exposed to products manufactured by the subsidiaries based upon national studies undertaken of the population of workers believed to have been exposed to asbestos; 2) the use of epidemiological and demographic studies to estimate the number of potentially exposed people that would be likely to develop asbestos-related diseases in each year; 3) an analysis of the subsidiaries’ recent claims history to estimate likely filing rates for these diseases; and 4) an analysis of the historical asbestos liability costs to develop average values, which vary by disease type, jurisdiction and the nature of claim, to determine an estimate of costs likely to be associated with currently pending and projected asbestos claims. Our projections based upon the Nicholson methodology estimate both claims and the estimated cash outflows related to the resolution of such claims for periods up to and including the endpoint of asbestos studies referred to in item 2) above. It is our policy to record a liability for asbestos-related liability costs for the longest period of time that we can reasonably estimate.

Projecting future asbestos-related liability costs is subject to numerous variables that are difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in the claims, funds available in post-bankruptcy trusts, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any projections with respect to these variables are subject to even greater uncertainty as the projection period lengthens. These trend factors have both positive and negative effects on the dynamics of asbestos litigation in the tort system and the related best estimate of our asbestos liability, and these effects do not move in linear fashion but rather change over multiple year periods. Accordingly our management monitors these trend factors over time and periodically assesses whether an alternative forecast period is appropriate. Taking these factors into account and the inherent uncertainties, we believe that we can reasonably estimate the asbestos-related liability for pending and future claims that will be resolved in the next 15 years and have recorded that liability as our best estimate. While it is reasonably possible that the subsidiaries will incur costs after this period, we do not believe the reasonably possible loss or range of reasonably possible loss is estimable at the current time. Accordingly, no accrual has been recorded for any costs which may be paid after the next 15 years. Defense costs associated with asbestos-related liabilities as well as costs incurred related to litigation against the subsidiaries’ insurers are expensed as incurred.

We assessed the subsidiaries’ existing insurance arrangements and agreements, determined the applicability of insurance coverage for existing and expected future claims, analyzed publicly available information bearing on the current creditworthiness and solvency of the various insurers and employed such insurance allocation methodologies as we believed appropriate to ascertain the probable insurance recoveries for asbestos liabilities. The analysis took into account self-insurance reserves, policy exclusions, pending litigation, liability caps and gaps in our coverage, allocation agreements, indemnity arrangements with third-parties, existing and potential insolvencies of insurers as well as how legal and defense costs will be covered under the insurance policies. Each subsidiary has separate, substantial primary, excess and umbrella insurance coverage resulting from the independent corporate history of each entity. In our evaluation of the insurance asset, in addition to the criteria listed above, we used differing insurance allocation methodologies for each subsidiary based upon the state law that will or is likely to apply for that subsidiary.

For the one subsidiary, although presently no cost sharing or allocation agreement is in place with our excess insurers, we believe that based upon application of an insurance allocation methodology, which is used in certain states, including Florida and Massachusetts, and in accordance with prevailing law, that recovery is probable from such insurers for approximately 67% of the liability and defense costs after the exhaustion of primary and umbrella layers of insurance. This allocation methodology, known as the “all sums” approach, allows the policyholder to select any policy year triggered by the claim. Under this methodology, each policy provides indemnity for all amounts that the insured becomes legally obligated to pay as damages, subject to the terms, conditions and limitations of the policy language. We use this allocation methodology because it is the most likely methodology based upon the corporate history of the subsidiary and that of its primary insurer which are domiciled in either Florida or Massachusetts. The primary and umbrella insurer historically has paid all liability and legal defense costs. In 2006, this insurer asserted that certain insurance policies contained deductibles. As a result, we established a reserve of $7.5 million as a reduction of our asbestos insurance asset at December 31, 2007 and as a reduction of our long-term asbestos insurance asset at December 31, 2006, for the probable and reasonably estimable liability we expect related to these deductibles under the primary insurance policies. On April 1, 2008, the subsidiary’s primary and umbrella insurer notified it that one of the policy years representing approximately 7% of that insurer’s primary policy obligations were close to exhaustion. The subsidiary is investigating this claim and is notifying its excess insurers of potential obligations for payment. To the extent the claim of exhaustion for that year is valid, we believe the subsidiary has adequate coverage such that it will not affect the expected recovery percentage.

For the other subsidiary it was determined by court ruling in the fourth quarter of 2007, that the allocation methodology mandated by the New Jersey courts will apply. This allocation methodology, referred to as the Carter-Wallace methodology, was applied in the New Jersey Supreme Court in the case of Carter-Wallace, Inc. v. Admiral Ins. Co., 154 N.J. 312 (N.J. 1998), which provides that the loss is allocated to each insurance policy year based on the proportion of the policyholder’s total triggered coverage that was purchased in that year. Based upon this ruling and upon a series of other favorable rulings regarding interpretation of certain policy provisions related to deductibles, the number of occurrences and the resulting calculation, we increased our expected recovery percentage to 87.5% from 75% of all liability costs recorded after September 28, 2007 and revalued our insurance asset at that date. For the period between December 31, 2005 and September 28, 2007, we had estimated that recovery was probable for 75% of all liability costs paid and 85% of defense costs paid. Prior to December 31, 2005, we had estimated that recovery was probable for two-thirds of all liabilities paid.

For this subsidiary, until June 2004, based upon an interim agreement, the subsidiary’s primary insurers paid at least two-thirds of liability costs and all defense costs. In 2003, the subsidiary brought legal action against a large number of its insurers and its former parent to resolve a variety of disputes concerning insurance for asbestos bodily injury claims asserted against it. Although none of these defendant insurance companies contested coverage, they disputed the timing, reasonableness and allocation of payments. One of the primary insurers and one of the excess insurers stopped or severely reduced payments alleging that its policies were exhausted and the subsidiary began paying various amounts of its liability and defense costs during 2004. We historically had recorded a receivable for any amounts paid above the expected insurance recovery percent for that period which we considered recovery probable. As of December 31, 2007, based upon (i) application of the New Jersey allocation model, (ii) court records indicating the Court was likely to order insurers to reimburse the subsidiary for past costs and (iii) the receipt of $58.0 million in cash from certain insurers during the fourth quarter of 2007, we recorded a receivable for all past liability and defense cost for which we believe recovery is probable.

In 2007, certain insurance carriers agreed to settle with this subsidiary by reimbursing the subsidiary for amounts it paid for liability and defense costs as well as entering into formal agreements detailing the payments of future liability and defense costs in an agreed to allocation. In addition, a number of non-settling insurance carriers have paid significant amounts for liability and defense costs paid by the subsidiary in the past and continue to pay a share of costs as they are incurred. The subsidiary received approximately $65.5 million for the year ended December 31, 2007, of which approximately $49.4 million represents reimbursement of past cost, which reduced our outstanding insurance receivables, and approximately $16.1 million represents settlement in full for future costs not yet incurred by the subsidiary. Of the $16.1 million, approximately $7.6 million relates to insurance policies which are triggered within our 15 year-estimate of asbestos-related liability and as such were recorded as a reduction to the insurance asset, while, approximately $8.5 million relates to insurance policies which were not included in our 15 year estimate of asbestos-related liability cost and, as such, were recorded as income in Legacy asbestos (income) expense. Subsequent to December 31, 2007, the subsidiary received an additional $1.7 million in reimbursement of past cost from an insurer and another $0.9 million from an insurer previously considered insolvent. Presently certain insurers are paying approximately 36.8% of costs for current asbestos-related liability and defense cost.

Based on the analysis referred to above, we have established reserves of $376.2 million and $388.9 million as of December 31, 2007 and 2006, respectively, for the probable and reasonably estimatable asbestos-related liabilities we believe the subsidiaries will pay through the next 15 years, and have also established recoverables of $305.2 million and $297.1 million as of December 31, 2007 and 2006, respectively, for the insurance recoveries that are deemed probable during the same time period. Net of these recoverables, the subsidiaries’ expected cash outlay on a non-discounted basis for asbestos-related bodily injury claims over the next 15 years was estimated to be $71.0 million and $91.8 million as of December 31, 2007 and 2006, respectively. We have recorded the reserves for the asbestos liabilities as “Accrued asbestos liability” and “Long-term asbestos liability” and the related insurance recoveries as “Asbestos insurance asset” and “Long-term asbestos insurance asset” in the accompanying consolidated balance sheets. In addition we have recorded a receivable for liability and defense costs we had previously paid in the amount of $44.7 million and $41.1 million as of December 31, 2007 and 2006, respectively, for which insurance recovery is deemed probable. These amounts are included in “Asbestos insurance receivable” in the accompanying consolidated balance sheets.

The (income) expense related to these liabilities and legal defense was $(65.2) million, $21.8 million and $14.3 million, net of estimated insurance recoveries, for the years ended December 31, 2007, 2006 and 2005, respectively. Legal costs related to the subsidiaries’ action against their asbestos insurers were $14.9 million, $12.0 million and $3.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. All of these amounts are included in the consolidated statements of operations and comprehensive income (loss) in “Legacy asbestos (income) expense.”

Management’s analyses are based on currently known facts and a number of assumptions. However, projecting future events, such as new claims to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers, the method in which losses will be allocated to the various insurance policies, interpretation of the effect on coverage of various policy terms and limits and their interrelationships, the continuing solvency of various insurance companies, the amount of remaining insurance available, as well as the numerous uncertainties inherent in asbestos litigation could cause the actual liabilities and insurance recoveries to be higher or lower than those projected or recorded which could materially affect our financial condition, results of operations or cash flow.

Retirement Benefits

Pension obligations and other post-retirement benefits are actuarially determined and are affected by several assumptions, including the discount rate, assumed annual rates of return on plan assets, and per capita cost of covered health care benefits. Changes in discount rate and differences from actual results for each assumption will affect the amounts of pension expense and other post-retirement expense recognized in future periods. These assumptions may also have an effect on the amount and timing of future cash contributions.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired associated with our acquisitions.

We evaluate the recoverability of goodwill and indefinite-lived intangible assets annually on December 31 or more frequently if events or changes in circumstances, such as a decline in sales, earnings, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values for each reporting unit are established based upon the average of actual and projected EBITDA for the next two years (net income before income taxes, interest, depreciation and amortization) multiplied by related industry valuation multiples for recent transactions between unrelated parties. The determination of EBITDA is based on our actual results, budgets, and strategic plans. Related industry valuation multiples of EBITDA are obtained by us from investment bankers. This data is gathered from recent change of control transactions involving entities with comparable operations and economic characteristics within our industry. This valuation methodology is consistent with the objective of measuring fair value, and is commonly used by the investment banking community as one estimate of fair value. If valuation based upon EBITDA multiples demonstrates any possibility of impairment, we utilize other valuation techniques, such as discounted cash flows, or multiples of earnings or revenues, to further define estimated fair value. If the carrying amount of a reporting unit exceeds its implied fair value, then the second step of the goodwill impairment test would be performed to measure the amount of impairment loss, if any. The analysis indicated no impairment to be present for the years ended December 31, 2007, 2006 and 2005.

However, actual results could differ from our estimates and projections, which would affect the assessment of impairment. As of December 31, 2007, we have goodwill of $169.0 million that is subject to at least annual review of impairment.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in the evaluation of our valuation allowance, we record a change in valuation allowance through income tax expense in the period such determination is made.

The determination of our provision for income tax requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items. We establish reserves when, despite the belief that the tax return positions are fully supportable, we believe that certain positions may be successfully challenged. When facts and circumstances change, the reserves are adjusted through the provision for income taxes. We adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) on January 1, 2007. FIN 48 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Revenue Recognition

We recognize revenues and costs from product sales when all of the following criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectibility is probable. Product delivery occurs when title and risk of loss transfer to the customer. Our shipping terms vary based on the contract. If any significant obligations to the customer with respect to such sale remain to be fulfilled following shipment, typically involving obligations relating to installation and acceptance by the buyer, revenue recognition is deferred until such obligations have been fulfilled. Any customer allowances and discounts (primarily volume discounts) are recorded as a reduction in reported revenues at the time of sale because these allowances reflect a reduction in the purchase price for the products purchased. These allowances and discounts are estimated based on historical experience and known trends. Revenue related to service agreements is recognized as revenue over the term of the agreement.

For long-term contracts, revenue is generally recognized based on the percentage-of-completion method calculated on the units of delivery basis or the cost-to-cost basis. The percentage of completion method requires estimates of total expected contract revenue and costs. We follow this method when we can make reasonably dependable estimates of the revenue and cost applicable to various stages of the contract. Revisions in profit estimates are reflected in the period in which the facts that gave rise to the revision become known and have historically been insignificant. Percentage of completion revenue was approximately 2.9%, 3.8% and 2.2% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Service revenues are recognized as services are performed.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These allowances are based on recent trends of certain customers estimated to be a greater credit risk as well as general trends of the entire pool of customers. The allowance for doubtful accounts was $1.8 million and $1.7 million as of December 31, 2007 and 2006, respectively. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The foregoing criteria are used for all classes of customers including original equipment manufacturers, distributors, government contractors and other end users.

Recent Pronouncements

In June 2006, the FASB issued FIN 48 to create a single model to address accounting for uncertainty in tax positions. The Interpretation applies to all tax positions accounted for in accordance with SFAS No. 109 and requires a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on classification, interest and penalties, accounting in interim periods and transition, and significantly expands income tax disclosure requirements. The Interpretation is effective for public reporting companies for fiscal years beginning after December 15, 2006. As a result of the implementation of Interpretation No. 48, we recognized an increase in the net liability for unrecognized tax benefits of $6.7 million, which was accounted for as a decrease to the January 1, 2007 opening retained deficit.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides a definition of fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. This Statement applies to value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value and does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, and for fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. We are currently evaluating the effects of implementing the provisions of this Statement.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effects of the adoption of SFAS No. 159.

BUSINESS

Our Company

We are a global supplier of a broad range of fluid handling products, including pumps, fluid handling systems and specialty valves. We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We have a global manufacturing footprint, with production facilities in Europe, North America and Asia, as well as worldwide sales and distribution channels. Our products serve a variety of applications in five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. We design and engineer our products to high quality and reliability standards for use in critical fluid handling applications where performance is paramount. We also offer customized fluid handling solutions to meet individual customer needs based on our in-depth technical knowledge of the applications in which our products are used. Our products are marketed principally under the Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith brand names. We believe that our brands are widely known and have a premium position in our industry. Allweiler, Houttuin, Imo and Warren are among the oldest and most recognized brands in the markets in which we participate, with Allweiler dating back to 1860.

We serve a global customer base across multiple markets through a combination of direct sales and marketing associates and third-party distribution channels. Our customer base is highly diversified and includes commercial, industrial, marine and governmental customers such as Alfa Laval, Cummins, General Dynamics, Hyundai Heavy Industries, Siemens, Solar Turbines, Thyssenkrupp, the U.S. Navy and various sovereign navies around the world. We have a large installed base, which, combined with the critical nature of the applications in which our products are used, leads to a tendency for our customers to replace “like for like” products. This tendency leads to significant aftermarket demand for replacement parts as well as for spare parts and maintenance service.

We employ a comprehensive set of tools that we refer to as CBS. CBS is a disciplined strategic planning and execution methodology designed to achieve excellence and world-class financial performance in all aspects of our business by focusing on the Voice of the Customer and continuously improving quality, delivery and cost.

We have an experienced management team that has established a focused industrial manufacturing business with strong market positions within the fluid handling industry. We believe we are well positioned to continue to grow by enhancing our product offerings and expanding our customer base in each of our strategic markets. We also have successfully completed and integrated several acquisitions and expect to continue to pursue acquisitions of complementary businesses that will broaden our product portfolio, expand our geographic footprint or enhance our position in our strategic markets.

Our History

Our business began with an initial investment by our founders in 1995 with the intention to acquire, manage and create a world-class industrial manufacturing company. We sought to acquire businesses with leading market positions and brands that exhibit strong cash flow generation potential. With our management expertise and the introduction of CBS into our acquired businesses, we pursue growth and improvements in operating margins.

In August 1997, we acquired Imo and Warren, manufacturers of screw pumps and specialty centrifugal pumps. The Imo Pump brand name dates back to 1931, when Bengt Ingestrom, an entrepreneur, and Carl Montelius, the inventor of the 3-screw pump, established Imo Pump. Their last names formed the acronym Imo. Warren was founded in 1897 and is among the oldest pump manufacturers in the U.S. Our acquisition of Imo and Warren formed the foundation of what is now Colfax Corporation.

In April 1998, we acquired Allweiler AG (“Allweiler”), the largest European manufacturer of screw pumps and a leader in specialty centrifugal and progressive cavity pumps in Europe. The Allweiler brand name dates to 1860 and is a leading brand name for screw pumps in Europe. The Allweiler acquisition included Houttuin, a Dutch manufacturer of 2-screw pumps.

Since the acquisition of Allweiler, we have completed additional acquisitions that have broadened our fluid handling product portfolio and geographic footprint. In June 2004, we acquired the assets of Zenith, a leading manufacturer of precision metering pumps for the general industrial market.

In August 2004, we acquired the net assets of Portland Valve, a manufacturer of specialty valves used primarily for naval applications.

In August 2005, we acquired Tushaco, a leading manufacturer of rotary positive displacement pumps in India. The acquisition of Tushaco provided us with an established presence to serve the South Asian market. Tushaco’s manufacturing and design experience also enables us to utilize its products as a low cost supplier to our other operations and to optimize our global engineering resources.

In January 2007, we acquired LSC, a manufacturer of fluid handling systems. LSC designs, manufactures, installs and maintains oil mist lubrication and oil purification systems in refineries, petrochemical plants and other processing facilities.

In November 2007, we acquired Fairmount, an original equipment manufacturer of mission critical programmable automation controllers in fluid handling applications primarily for the U.S. Navy. In addition to strengthening our existing position with the Navy, we intend to leverage Fairmount’s experienced engineering talent and technology expertise to develop a portfolio of fluid handling solutions with diagnostic and prognostic capabilities for use in industrial applications.

In addition to our acquisitions, in 2005 we opened a greenfield production facility in Wuxi, China to manufacture and assemble complete products and systems for our customers in China and other Asian markets and to supply low cost components and parts for our existing operations.

Our Industry

Based on industry data supplied by The Freedonia Group, Elsevier, European Industrial Forecasting and the Hydraulic Institute, we estimate the worldwide fluid handling market, which we define as industrial pumps, valves, and gaskets and seals, to have been $119 billion in 2006. Within this market, we primarily compete in the estimated $3.5 billion global rotary positive displacement pump market, a sub-section of the estimated $11 billion positive displacement pump market. We are also a competitor in the estimated $18 billion centrifugal pump market and the estimated $57 billion valve market.

We believe that there are over 10,000 companies competing in the worldwide fluid handling industry. The fluid handling industry’s customer base is broadly diversified across many sectors of the economy, and we believe customers place a premium on quality, reliability, availability and design and application engineering support. Because products in the fluid handling industry often are used as components in critical applications, we believe the most successful industry participants are those that have the technical capabilities to meet customer specifications, offer products with reputations for quality and reliability and can provide timely delivery and strong aftermarket support.

We currently serve markets that have a need for highly engineered, critical fluid handling solutions and are global in scope. Our strategic markets include:

Strategic Markets	Applications
Commercial Marine	Fuel oil transfer; oil transport; water and wastewater handling

Oil and Gas	Crude oil gathering; pipeline services; unloading and loading; rotating equipment lubrication; lube oil purification

Power Generation	Fuel unloading, transfer, burner and injection; rotating equipment lubrication

Global Navy	Fuel oil transfer; oil transport; water and wastewater handling; firefighting; fluid control

General Industrial	Machinery lubrication; hydraulic elevators; chemical processing; pulp and paper processing; food and beverage processing

Our Competitive Strengths

Strong Market Positions, Broad Product Portfolio and Leading Brands.    We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We offer a broad portfolio of fluid handling products that fulfill critical needs of customers across numerous industries. Our brands are among the oldest and most recognized in the markets in which we participate.

Strong Application Expertise.    We believe that our reputation for quality and technical expertise positions us as a premium supplier of fluid handling products. With over 140 years of experience, we have significant expertise in designing and manufacturing fluid handling products that are used in critical applications, such as lubricating power generation turbines, transporting crude oil through pipelines and transferring heavy fuel oil in commercial marine vessels.

Extensive Global Sales, Distribution and Manufacturing Network.    We sell our products through over 300 direct sales and marketing associates and more than 450 authorized distributors in 79 countries. We believe that our global reach within the highly fragmented, worldwide fluid handling industry provides us with an ability to better serve our customers. Our European, North American and Asian manufacturing capabilities provide us with the ability to optimize material sourcing, transportation and production costs and lower foreign currency risk.

We Use CBS to Continuously Improve Our Business.    CBS is our business system designed to encourage a culture of continuous improvement in all aspects of our operations and strategic planning. Modeled on the Danaher Business System, CBS focuses on conducting root-cause analysis, developing process improvements and implementing sustainable systems. Our approach addresses the entire business, not just manufacturing operations.

Large Installed Base Generating Aftermarket Sales and Service.    With a history dating back to 1860, we have a significant installed base across numerous industries. Because of the critical applications in which our products are used and the high quality and reliability of our products, we believe there is a tendency to replace “like for like” products. This tendency leads to significant aftermarket demand for replacement products as well as for spare parts and for repair and maintenance service. In the year ended December 31, 2007, we estimate that approximately 25% of our revenues were derived from aftermarket sales and services.

Broad and Diverse Customer Base.    Our customer base spans numerous industries and is geographically diverse. Approximately 66% of our sales in 2007 were derived from operations outside of the U.S. In addition, no single customer represented more than 3% of our sales during this period.

Management Team with Extensive Industry Experience and Focus on Strategic Development.    We are led by a senior management team with an average of over 20 years of experience in industrial manufacturing. John A. Young, our President and Chief Executive Officer, is one of our founders and played a key role in developing the acquisition strategy that has formed our company. Since 1995, as part of this strategy, we have acquired 12 companies and divested businesses that do not fit within our long-term growth strategy. We believe that we have extensive experience in acquiring and effectively integrating attractive acquisition targets.

Our Growth Strategy

We intend to continue to increase our sales, expand our geographic reach, broaden our product offerings and improve our profitability through the following strategies:

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Apply CBS to Drive Profitable Sales Growth and Increase Shareholder Value.    The core element of our management philosophy is CBS, which we implement in each of our businesses. CBS is a strategic planning and execution methodology designed to achieve world-class excellence in all aspects of our business. CBS focuses our organization on continuous improvement and performance goals by empowering our associates to develop innovative strategies to meet customer needs. Rather than a static process, CBS continues to evolve as we benchmark ourselves against best-in-class industrial companies.

Beyond the traditional application of cost control, overhead rationalization, global process optimization, and implementation of lean manufacturing techniques, we utilize CBS to identify strategic opportunities to enhance future sales growth. The foremost principle of CBS is the Voice of the Customer, which drives our activities to continuously improve customer service, product quality, delivery and cost. The Voice of the Customer is instrumental in the development of new products, services and solutions by utilizing a formal interview process with the end users of our products to identify “pain points” or customer needs. By engaging end users in the discussion, rather than solely relying on salespeople or channel partners for anecdotal input, we see the real issues and opportunities. We then prioritize these opportunities with the intention of implementing novel or breakthrough ideas that uniquely solve end-user needs. By continuing to apply the methodology of CBS to our existing businesses as well as to future acquisitions, we believe that we will be able to continue to introduce innovative new products and solutions, improve operating margins and increase the asset utilization of our businesses, and in doing so create profitable sales growth, generate excess cash flow to fund future acquisitions and increase shareholder value.

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Execute Market Focused Strategies.    We have aligned our marketing and sales organization into market focused teams designed to coordinate global activity around five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. These markets have a need for highly engineered, critical fluid handling solutions and are attractive due to their ongoing capital expenditure requirements, growth rates and global nature. We intend to use our application expertise, highly engineered and specialized products, broad product portfolio and recognized product brands to generate high margin incremental revenue.

Commercial Marine—We provide complete fluid handling packages to shipbuilders throughout the world primarily for use in engine room applications. Our products are widely recognized for their superior reliability and lower total cost of ownership. The increased rate of commercial marine vessel construction in recent years has expanded our large installed base of fluid handling products and has generated increased aftermarket revenues. In addition to supplying our products for new vessels, we intend to continue to grow our aftermarket sales and services by optimizing our channels to improve market coverage. We also intend to expand our global reach by utilizing our Chinese and Indian operations to offer locally manufactured products, to reduce production costs and to provide local customer service and support for the Asia Pacific region, an area where the majority of the commercial marine vessels are constructed.

Oil and Gas—We provide a broad portfolio of fluid handling products for many oil and gas applications around the world. In particular, we have a strong presence in oil field tank farms, pipelines and refineries and also in Floating Production Storage and Offloading (FPSO) installations. We intend to continue to execute our strategy in the global crude oil transport market by targeting applications where our products can replace less efficient fluid handling alternatives. For example, through a Voice of the Customer driven process, we identified an opportunity to lower maintenance and energy costs and increase up time by replacing reciprocating pumps in pipeline applications with our 3-screw product. We also intend to leverage our position as a leading supplier of 2-screw pumps to develop complex turnkey systems to capture the growing need for fluid handling solutions that can undertake the difficult task of handling varying mixtures of heavy crude oil, natural gas and water at the same time. Additionally, we expect to continue to extend LSC’s presence within the refinery market through increased market coverage and intend to broaden LSC’s core lubrication offerings for new applications. We are also adding resources to the fast growing oil and gas markets around the world, including Asia and developing nations.

Power Generation—We provide fluid handling products used in critical lubrication and fuel injection services for fossil fuel, hydro and nuclear power plants around the world. We believe that we have in-depth knowledge of fuel injection and lubrication applications, strong product brand names and a reputation for reliability in the power generation industry. Within this market we intend to continue our growth as a provider of turnkey systems by utilizing our expertise in power generation applications to develop innovative solutions. For example, in 2006 we were contracted by an international power generation equipment supplier to design, build and install a €2.2 million lube oil skid system for a nuclear power plant in Finland. We were chosen to provide the turnkey solution for this project as a result of our engineering capabilities and technical expertise. We also intend to leverage our global presence to strengthen our relationships with large original equipment manufacturers of power generation equipment to establish us as a critical supplier.

Global Navy—For over 90 years we have supplied our specialty centrifugal and screw pumps to sovereign navies around the world, including the U.S. Navy and most of the major navies in Europe. With the acquisitions of Portland Valve and Fairmount, we have broadened our offering to include specialty valves and advanced control systems, respectively. We intend to continue to design, manufacture and sell high value fluid handling systems in order to meet the evolving requirements and standards of the navies around the world. For example, we recently received a $27.0 million contract to design a proprietary automated fire suppression system for the next-generation U.S. Navy destroyer. We also received a $16.5 million order to supply SMART valves designed as an integrated system solution with intelligence and diagnostic capabilities for the new destroyer platform. Our engineers are also working with the U.S. Navy to incorporate electronics and advanced control algorithms into our products. We are also focused on expanding our repair and service capabilities as work is outsourced to private shipyards. As part of this strategy, we have established a waterfront repair and service facility in San Diego, California to complement our Portland, Maine facility in order to provide more responsive aftermarket support to the U.S. Navy.

General Industrial—We provide fluid handling solutions for a broad array of general industrial applications, including machinery lubrication, commercial construction, chemical processing, pulp and paper processing and food and beverage processing, among others. We intend to continue to apply our application and engineering expertise to supply our customers with a portfolio of products that can solve their most critical fluid handling needs. We also intend to grow our presence in the general industrial market by targeting new applications for our existing products, deploying regionally focused strategies and leveraging our global presence and sales channels to sell our solutions worldwide.

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Target Fast Growing Regions by Leveraging Our Global Manufacturing, Sales and Distribution Network.    We intend to continue to leverage our strong global presence and worldwide network of distributors to capitalize on growth opportunities by selling regionally developed and marketed products and solutions throughout the world. As our customers have become increasingly global in scope, we have likewise increased our global reach to serve our customers by maintaining a local presence in numerous markets and investing in sales, marketing and manufacturing capabilities globally. Because we believe that the Asia Pacific market, in particular China, provides an attractive opportunity for future growth, in 2005, we opened a greenfield production facility in Wuxi, China to manufacture parts and assemble products primarily for shipyards and ship owners in China and other Asian countries. In addition, our acquisition of Tushaco established our presence in the fast growing Indian market.

To further enhance our focus on serving our customers, we have developed the Colfax Sales Office (“CSO”), a web-based selection, configuration, quotation, order entry and aftermarket tool to streamline the quote-to-order process. As of December 31, 2007, we have installed CSO in our Imo operations in North America and our Allweiler operations in Bottrop, Germany. We intend to install CSO across all of our operations. We believe that CSO, when fully installed, will significantly increase the speed of supplying quotes to our customers and will reduce our selling costs and increase our manufacturing efficiency. This is expected to be accomplished by eliminating many manual front-end processes and establishing an integrated, automated platform across brands to capture sales that otherwise would be lost due to increased response times.

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Develop New Products, Applications and Technologies.    We will continue to engineer our key products to meet the needs of new and existing customers and also to improve our existing product offerings to strengthen our market position. We intend to develop technological, or “SMART,” solutions, which incorporate advanced electronics, sensors and controls, through the use of our Voice of the Customer process to solve specific customer needs. We believe our SMART solutions will reduce our customers’ total cost of ownership by providing real-time diagnostic capabilities to minimize downtime, increase operational efficiency and avoid unnecessary costs. For example, through a Voice of the Customer process, we identified an opportunity to assist shipowners in meeting stricter environmental standards by developing an integrated fluid handling system with sensors designed to proactively alert the ship engineer of a leak. This solution helps our customers avoid incurring large fines during routine port inspections. With the recent acquisition of Fairmount, we also intend to leverage their portfolio of advanced controls into our broader industrial offerings to develop innovative SMART fluid handling solutions.

To further align our product innovation efforts across our operations, we have established a global engineering center of excellence located at our office in Mumbai, India, which will collaborate with our global operations to design new products, modify existing solutions, identify opportunities to reduce manufacturing costs and increase the efficiency of our existing product lines. We also believe that we will be able to reallocate select engineering functions to our engineering center thereby freeing resources to spend time on higher value work.

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Grow Our Offerings of Systems and Solutions.    We will continue to provide high value added fluid handling solutions by utilizing our engineering and application expertise and our brand recognition and sales channels to drive incremental revenue. We intend to establish regional system manufacturing capabilities to address our customers’ desire to purchase turnkey modules and their preference for outsourced assembly. For example, our position as a leading supplier of 2-screw pumps, combined with our engineering and application expertise, recently provided us the ability to design, build, install and commission three system packages to transport heavy crude oil for a Middle Eastern customer. By offering complete turnkey systems, we not only captured a greater share of the overall project value, but also demonstrated our technical capabilities which led to a follow-on order in 2007.

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Continue to Pursue Strategic Acquisitions that Complement our Platform.    We believe that the fragmented nature of the fluid handling industry presents substantial consolidation and growth opportunities for companies with access to capital and the management expertise to execute a disciplined acquisition and integration program. We have successfully applied this strategy since our inception and plan to continue to seek companies that:

•	enhance our position in our five strategic markets;

•	have recognized, leading brands and strong industry positions;

•	present opportunities to expand our product lines and services;

•	have a reputation for high quality products;

•	will broaden our global manufacturing footprint;

•	complement or augment our existing worldwide sales and distribution networks; or

•	present opportunities to provide operational synergies and improve the combined business operations by implementing CBS.

We believe that we can identify a number of attractive acquisition candidates in the future and that strategic acquisition growth will give us the opportunity to gain a competitive advantage relative to smaller operators through greater purchasing power, a larger international sales and distribution network and a broader portfolio of products and services.

Our Products

We design, manufacture and distribute fluid handling products that transfer or control liquids in a variety of applications. We market our products principally under the Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith brands and also sell replacement parts and perform repair services for our manufactured products.

Our primary products include:

Fluid Handling Products	Principal Brands	Principal End Uses
Pumps	Allweiler, Houttuin, Imo, Warren, Tushaco and Zenith	Commercial marine, oil and gas, machinery lubrication, power generation, global navy and commercial construction

Fluid Handling Systems	Allweiler, Fairmount, Houttuin, Imo, LSC and Warren	Commercial marine, oil and gas, power generation and global navy

Specialty Valves	Portland Valve	Global navy

Pumps

At the most basic level, pumps are used to transfer liquids. For such transfer to occur, pumps require energy by a driver such as an electric motor. With their broad application across numerous industry segments, pumps can be classified by specific standards, technology, type or design. Within this broad product segment, we focus on rotary positive displacement and specialty centrifugal pumps. Rotary positive displacement and specialty centrifugal pumps operate differently, but both are designed to effectively transport specific liquid mediums. Rotary pumps generally are used on liquids that have oil-like characteristics, while centrifugal pumps generally are used on water-like liquids; however, special designs provide numerous common opportunities.

Rotary Positive Displacement Pumps—We believe we are a leading manufacturer of rotary positive displacement pumps with a broad product portfolio and globally recognized brands. Rotary positive displacement pumps consist of a casing containing screws, gears, vanes or similar components that are actuated by the relative rotation of that component to the casing, which results in the physical movement of the liquid from the inlet to the discharge at a constant rate. The U.S. Hydraulic Institute accredits 11 basic types of rotary positive displacement pumps, of which we manufacture five (3-Screw, 2-Screw, Progressive Cavity, Gear and Peristaltic). The following table summarizes the range of our rotary positive displacement pump products.

Product	Max Flow (GPM)	Max Pressure (PSI)	Fluids Handled	Major Markets Served	Product Features
3-Screw	5,300	4,500	• Viscous oils • Viscous chemicals	• Oil & Gas • Power Generation • Commercial Marine • Global Navy	• High efficiency • Quiet operation • High pressure capability

2-Screw	12,000	1,500	• Viscous oils • Corrosive fluids • Fibrous liquids	• Oil & Gas • Commercial Marine • Power Generation	• Large capacity • High efficiency • Contaminant handling

Progressive Cavity	3,750	1,500	• Sewage sludge • Viscous liquids	• General Industrial	• Broad fluid type transfer • Solids content handling

Gear	1,500	300	• Polymer fiber • Adhesives • Diesel fuel	• General Industrial	• Multiple applications • High speed • Precision pumping

Peristaltic	350	230	• Viscous fluids • Corrosive liquids	• General Industrial	• Sealless design (no leaks) • Easy to maintain • Simple design

Specialty Centrifugal Pumps—Centrifugal pumps use the kinetic energy imparted by rotating an impeller inside a configured casing to create pressure. While traditionally used to transport large quantities of thin liquids, our centrifugal pumps use specialty designs and materials to offer customers high quality, reliability and customized solutions for a wide range of viscosities and applications. We position our specialty centrifugal pumps for applications where customers clearly recognize our brand value or in markets where centrifugal and rotary pumps are complimentary. The table below sets forth the range of our primary specialty centrifugal products.

Fluids Handled	Max Flow (GPM)	Max Pressure (PSI)	Major Markets Served	Product Features
Water	10,500	150	• Commercial Marine • Global Navy	• Extended operation • Sealless design (no leaks) • Ability to package with rotary pumps

Lube Oil	7,000	150	• Commercial Marine • Power Generation	• Application specific design • Easy installation • Extended operation

Thermal Oil	5,500	240	• General Industrial	• ATEX certified • ISO 2858 compliant • Flexible design

Aggressive Liquids	150,000	240	• General Industrial	• Custom configuration • Sealless design (no leaks) • ATEX certified • ISO 2858 compliant

Fluid Handling Systems

We manufacture complete fluid handling systems used primarily in the oil and gas, power generation, commercial marine and global navy markets. We offer turnkey systems and support, including design, manufacture, installation, commission and service. Our systems include:

•	oil mist lubrication systems, which are used in rotating equipment in oil refineries and other process industries;

•	custom designed packages used in crude oil pipeline applications;

•	lubrication and fuel forwarding systems used in power generation turbines; and

•	complete packages for commercial marine engine rooms.

Through the acquisition of Fairmount, we are able to integrate advanced programmable logic controls with our specialty valves to create SMART fluid handling systems for naval application. We are currently working together on several contracts for the U.S. Navy next-generation destroyer, including a $27.0 million contract to design a proprietary automated fire suppression system and a $16.5 million contract to supply SMART valves.

Specialty Valves

Our specialty valves are used primarily in naval applications. Our valve business has specialized machining, welding and fabrication capabilities that enable it to serve as a prime contractor to the U.S. Navy. In addition to designing and manufacturing valves, we also offer repair and retrofit services for products manufactured by other valve suppliers through our aftermarket support centers located in Portland, Maine and San Diego, California.

Manufacturing

We manufacture and assemble our products at more than 16 locations worldwide, including in Europe, North America and Asia. This global manufacturing reach enables us to serve our customers wherever they choose to do business. Each of our manufacturing sites offers machining, fabrication and assembly capabilities that gives us the flexibility to source some of our products from multiple facilities. We believe that this flexibility enables us to minimize the impact of a manufacturing disruption if one of our facilities was to be damaged as a result of a natural disaster or otherwise. Our manufacturing facilities also benefit from the use of shared technology and collaboration across production lines, enabling us to increase operational efficiencies through the use of common suppliers and the duplication of production processes.

Twelve of our manufacturing facilities are certified as compliant with ISO 9001:2001 manufacturing standards, which are international quality standards developed by the International Organization for Standardization. ISO 9001:2001 refers to a quality management system which demonstrates the ability to consistently provide products that meet customer and applicable regulatory requirements and aim to enhance customer satisfaction. We believe that these certifications are recognitions of our commitment to and efforts in implementing and maintaining a quality management system in the design, manufacturing and sales of our fluid handling products.

Customers

Our business is geographically diversified, with 47% of net sales for 2007 derived from customers in Europe, 29% from customers in North and South America, 16% from customers in Asia and 8% from customers in other areas. Our customer base is highly diversified and includes commercial, industrial and government customers. Our business is not dependent on any single customer or a few customers, the loss of which would have a material adverse effect on the respective market, or on us as a whole. In 2007, no single customer represented more than 3% of sales.

Direct Sales

We provide our products directly to customers in each of the markets we serve through our approximately 100 direct field sales associates in 12 countries. A significant percentage of our direct sales associates have technical backgrounds, including degrees in engineering. In 2007, direct sales represented approximately 70% of our overall sales.

Indirect Sales

In addition to our direct sales force, we provide products to our customers through over 100 independent representatives that cover over 30 countries. We have established and maintain long-term relationships with distributors and original equipment manufacturers in key markets. Approximately 30% of our sales in 2007 were to distributors, while 27% of our sales in the same period were through original equipment manufacturers.

We believe that our worldwide presence enables us to provide timely and responsive support and service to our customers, many of whom operate internationally, and to capitalize on growth opportunities in both developed and emerging areas around the world.

Competition

Our products and services are marketed on a worldwide basis. We believe that the principal elements of competition in our markets are:

•	the ability to meet customer specifications;

•	application expertise and design and engineering capabilities;

•	product quality and brand name;

•	timeliness of delivery;

•	price; and

•	quality of aftermarket sales and support.

The markets we serve are highly fragmented and competitive. Because we compete in selected niches of the fluid handling industry, there is not any single company that competes directly with us across all of our markets. As a result, we have many different competitors in each of our strategic markets. In the commercial marine market, we compete primarily with Naniwa Pump Manufacturing Co., Ltd., Shinko Industries, Ltd., Shin Shin Machinery Group Co., Ltd. and Taiko Kikai Industries Co., Ltd. In the oil and gas market, we compete primarily with Joh. Heinr. Bornemann GmbH, Leistritz Pumpen GmbH, Netzsch Mohnopumpen GmbH and Robbins & Myers, Inc. In the power generation market, we compete primarily with Buffalo Pumps (a subsidiary of Ampco-Pittsburgh Corporation), KSB Group and Sulzer Ltd. In the global navy market, we compete primarily with Buffalo Pumps, Carver Pump Company, Curtiss-Wright Corporation and Tyco International, Inc.

Research and Development

We closely integrate research and development with marketing, manufacturing and product engineering in meeting the needs of our customers. Our business product engineering teams work to continuously enhance our existing products and develop new product applications for our growing base of customers that require custom solutions. We believe these capabilities provide a significant competitive advantage in the development of high quality fluid handling systems. Our product engineering teams focus on:

•	lowering the cost of manufacturing our existing products;

•	redesigning existing product lines to increase their efficiency or enhance their performance; and

•	developing new product applications.

With the acquisition of Fairmount, we have significantly expanded our engineering capabilities with the addition of 24 system and electrical engineers. We intend to combine our new capabilities for design of proprietary programmable automation controllers with our fluid handling application expertise to build a portfolio of SMART solutions for use in our end markets.

In addition to our existing 180-person engineering team and research and development capabilities, we have also established an engineering center of excellence located at our Mumbai, India office to align our product innovation efforts across our global operations. We anticipate hiring additional local engineers who will collaborate with global business operations to design new products or modify existing solutions based on Voice of the Customer feedback. We also expect to increase our capacity of specialized engineering capabilities by reallocating certain engineering functions to our Indian engineering center, thereby freeing resources for higher value work.

We have approximately 77 employees in research and development. Expenditures for research and development for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 were $4.2 million, $3.3 million and $2.9 million, respectively.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual provisions to protect our intellectual property. As of December 31, 2007, we owned approximately 65 active U.S. and foreign patents and had approximately eight patent applications pending across all of our product lines. Although we highlight recent additions to our patent portfolio as part of our marketing efforts, we do not consider any one patent or trademark or any group thereof essential to our business as a whole or to any of our business operations. We also rely on proprietary product knowledge and manufacturing processes in our operations.

Our products are marketed under various trade names and registered U.S. and foreign trademarks. We have rights to a number of trade names, service marks and trademarks, including Colfax, Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren and Zenith. We have rights to these names and marks in the United States and, where we believe appropriate, in foreign markets in which we operate or compete.

Although we are involved in disputes concerning intellectual property ownership rights from time to time, we have no knowledge of or any present infringement or any present claims of ownership of patents or trademarks that would materially affect our business. We intend to continue to pursue registration and protection of all of our intellectual property rights. We also intend to continue to vigorously defend our intellectual property and proprietary rights against infringement or other threats to the greatest extent possible under applicable law.

Raw Materials and Backlog

We obtain raw materials, component parts and supplies from a variety of sources, generally from more than one supplier. Our principal raw materials are metals, plastics, castings, motors and bearings. Our suppliers and sources of raw materials are based in both the United States and other countries, and we believe that our sources of raw materials are adequate for our needs for the foreseeable future. The loss of any one supplier would not have a material adverse effect on our business or result of operations.

Manufacturing turnaround time is generally sufficiently short so as to permit us to manufacture to order for most of our products, which helps to limit inventory costs. Therefore, backlog generally is a function of requested customer delivery dates and may range from two months to several years based on the actual requested dates.

Properties

We have 16 principal production facilities in seven countries. We have seven in the United States, one in China, one in France, three in Germany, one in the Netherlands, one in Sweden and two in India. The following table lists our primary facilities as of December 31, 2007, indicating the location, square footage, whether the facilities are owned or leased, and principal use.

Location	Sq. Footage	Owned/Leased	Principal Use
Richmond, Virginia	10,200	Leased	Corporate Headquarters
Hamilton, New Jersey	2,200	Leased	Subsidiary Headquarters
Columbia, Kentucky	75,000	Owned	Production
Warren, Massachusetts	147,000	Owned	Production
Monroe, North Carolina	170,000	Owned	Production
Sanford, North Carolina	32,000	Owned	Production
Aberdeen, North Carolina	20,000	Owned	Production
Houston, Texas	25,000	Leased	Production
Portland, Maine	61,000	Leased	Production
Tours, France	33,000	Leased	Production
Bottrop, Germany	55,000	Owned	Production
Gottmadingen, Germany	38,000	Leased	Production
Radolfzell, Germany	350,000	Owned	Production
Utrecht, Netherlands	50,000	Owned	Production
Stockholm, Sweden	130,000	Owned	Production
Daman, India	32,000	Owned	Production
Vapi, India	16,000	Leased	Production
Wuxi, China	60,000	Leased	Production

Associates

The following table indicates our worldwide associate base as of the periods indicated:

	January 31, 2008	December 31,
		2007	2006	2005
United States	702	701	548	492
Europe	1,093	1,096	1,034	1,039
Asia	264	262	216	173

Total	2,059	2,059	1,798	1,704

There are approximately 42 associates in the United States covered by a collective bargaining agreement with the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers-Communications Workers of America (IUE-CWA). The contract with the union expires December 7, 2008 and provides for wage increases ranging from 3% to a maximum of 3.5% per year. In addition, in Germany, Sweden and the Netherlands, by law, some of our associates are represented by trade unions in these jurisdictions, which subjects us to arrangements very similar to collective bargaining agreements. To date, we have not experienced any work stoppages or strikes that have had a material adverse impact on operations. We consider our relations with our associates to be good.

Government Contracts

Sales to U.S. government defense agencies constituted approximately 6% of our revenue in 2007, with the majority of the U.S. government revenue being generated by our Warren brand. We are subject to business and cost accounting regulations associated with our U.S. government defense contracts. Violations can result in civil, criminal or administrative proceedings involving fines, compensatory and treble damages, restitution, forfeitures, and suspension or debarment from U.S. government defense contracts.

Legal Proceedings

Two of our subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers, and were not manufactured by any of our subsidiaries nor were the subsidiaries producers or direct suppliers of asbestos. The manufactured products that are alleged to have contained asbestos generally were provided to meet the specifications of the subsidiaries’ customers, including the U.S. Navy. Of the approximately 37,500 pending claims, approximately 15,400 of such claims have been brought in various state courts in Mississippi; approximately 4,200 of such claims have been brought in the Supreme Court of New York County, New York; approximately 400 of such claims have been brought in the Superior Court, Middlesex County, New Jersey; and approximately 1,900 claims have been filed in state courts in Michigan and the U.S. District Court, Eastern and Western Districts of Michigan. The remaining pending claims have been filed in state and federal courts in Alabama, California, Kentucky, Louisiana, Pennsylvania, Rhode Island, Texas, Virginia, the U.S. Virgin Islands and Washington.

One of our subsidiaries is a defendant in a lawsuit in the Supreme Court of British Columbia alleging breach of contract arising from the sale of a steam turbine delivered by our former Delaval Turbine Division and claiming damages in excess of $6.0 million (Canadian). In 2002, the plaintiff amended its complaint to add claims for negligence. We believe that there are legal and factual defenses to the claim and intend to defend the action vigorously. A trial date has been set for November 2008.

On June 3, 1997, one of our subsidiaries was served with a complaint in a case brought in the Superior Court of New Jersey which alleges damages in excess of $10.0 million incurred as a result of losses under a government contract bid transferred in connection with the sale of our former Electro-Optical Systems business. The Electro-Optical Systems business was sold in a transaction that closed on June 2, 1995. The sales contract provided certain representations and warranties as to the status of the business at the time of sale. The complaint alleges that the subsidiary failed to provide notice of a “reasonably anticipated loss” under a bid that was pending at the time of the transfer of the business and therefore a representation was breached. In the third quarter of 2004 this case was tried and the jury rendered a verdict of $2.1 million for the plaintiffs. Plaintiffs have argued that they are entitled to a refund of their attorney’s fees and costs of trial as a matter of law and contract. The subsidiary believes it is not obligated to pay these costs. In November 2006 the Court entered an Amended Final Judgment in favor of the plaintiffs in the amount of $8.9 million, including prejudgment interest. This amount is recorded in “Other liabilities” in the accompanying consolidated balance sheets. The judgment is secured by a letter of credit under our existing credit facility. Both the subsidiary and the plaintiff appealed. On January 28, 2008, the Appellate Division of the New Jersey Superior Court affirmed the total award and ordered a new trial on certain portions of the plaintiffs’ claim. The subsidiary petitioned for reconsideration of the decision which was denied on February 28, 2008. The subsidiary intends to seek certification from the Supreme Court of New Jersey for appeal. The subsidiary believes that there are legal and factual defenses to the claims and intends to continue to defend the action vigorously.

We were a defendant in an action brought by the landlord of one of our subsidiaries for rent. In March 2006, a jury found in part for the landlord, awarding the landlord $1.6 million for rent and $1.2 million in attorney’s fees. On April 2, 2008 the Court of Appeals for the 5th District of Texas at Dallas affirmed the trial court’s judgment. The Company is reviewing the decision to determine the appropriateness of an appeal to the Supreme Court of Texas.

In addition to the litigation and matters noted above, we and our subsidiaries are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising out of the ordinary course of business. These matters primarily involve claims for damages arising out of the use of the subsidiaries’ products, some of which include claims for punitive as well as compensatory damages. None of these legal proceedings are expected to have a material adverse effect on our financial condition, results of operations or cash flow. With respect to these proceedings and the litigation and claims described in the preceding paragraphs, our management believes that we will either prevail, have adequate insurance coverage or have established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to us, there could be a material adverse effect on our financial condition, results of operations or cash flow.

We are self-insured for a portion of our product liability and certain other liability exposures. Depending on the nature of the liability claim, we are responsible for up to $0.2 million per occurrence under the retention program for worker’s compensation and $0.5 million per occurrence under the retention program for product liability with a $4.0 million aggregate with respect to domestic liability and $3.0 million with respect to foreign liability. We also have a $0.1 million per occurrence stop-loss limit under our group medical plan.

MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth information with respect to our current executive officers, directors, key employees and those who will become executive officers and directors upon consummation of the offering. With the exception of Mitchell P. Rales and Steven M. Rales, who are brothers, there are no family relationships among any of the individuals listed below.

Name	Age	Position
John A. Young	42	President and Chief Executive Officer and Director
G. Scott Faison	46	Senior Vice President, Finance and Chief Financial Officer
Thomas M. O’Brien	57	Senior Vice President, General Counsel and Secretary
Michael K. Dwyer	50	Senior Vice President, General Manager—Asia Pacific
Steven W. Weidenmuller	44	Senior Vice President, Human Resources
Joseph B. Niemann	46	Senior Vice President, Marketing and Strategic Planning
William E. Roller	45	Senior Vice President, General Manager—Americas
Mario E. DiDomenico	57	Senior Vice President, General Manager—Engineered Products
Dr. Michael Matros	42	Senior Vice President, General Manager—Allweiler
Mitchell P. Rales	51	Chairman of the Board of Directors
Steven M. Rales(1)	57	Director
Patrick W. Allender	61	Director Nominee
C. Scott Brannan	49	Director Nominee
Joseph O. Bunting III	47	Director Nominee and Vice President
Thomas S. Gayner	47	Director Nominee
Clay Kiefaber	52	Director Nominee
Rajiv Vinnakota	36	Director Nominee

(1)	Steven M. Rales has submitted his resignation as a director effective immediately prior to the effective time of the registration statement.

Each officer serves at the pleasure of the board and is subject to removal by the board with or without cause.

John A. Young is the President and Chief Executive Officer and a Director of our company. Prior to becoming President in 2000, Mr. Young was Vice President, Chief Financial Officer and Treasurer of our company since its founding in 1995.

G. Scott Faison became the Senior Vice President, Finance and Chief Financial Officer in January of 2005. He has served as Corporate Controller and Assistant Treasurer since joining us in November 1997.

Thomas M. O’Brien has served as our Senior Vice President, General Counsel and Secretary since January 1998. Mr. O’Brien served as Assistant General Counsel at Imo from 1995-1998. He has been a member of the legal department at Imo since 1985.

Michael K. Dwyer joined our company in 1998 as Vice President, Colfax Business System and Global Sourcing. In 2004, Mr. Dwyer became Senior Vice President, General Manager—Asia Pacific.

Steven W. Weidenmuller joined us in 2002 as Senior Vice President, Human Resources. Prior to joining our company, Mr. Weidenmuller was Vice President of Human Resources of Tropicana International, a subsidiary of PepsiCo, Inc., the leading producer of juice in the world, where he was employed from 1997 to 2002.

Joseph B. Niemann joined us in 2006 as Senior Vice President of Marketing and Strategic Planning. Prior to joining our company, Mr. Niemann was Vice President, Marketing & eBusiness of Emerson Climate Technologies, a subsidiary of Emerson Electric Company, where he was employed from 1990 to 2005.

William E. Roller has served as our Senior Vice President, General Manager—Americas since June 1999. Subsequently, Mr. Roller added to his responsibilities the role of General Manager of both Zenith and LSC following the acquisitions of those businesses.

Mario E. DiDomenico joined our company in 1998 with the acquisition of Imo. Since that time he has served as the Manager of Operations for Warren Pump, Vice President—2 Screw Pumps and subsequently as Senior Vice President, General Manager—Engineered Products. He has been with Imo Industries in increasingly responsible manufacturing roles since 1990.

Dr. Michael Matros joined Allweiler in 1996 as a project manager in Research and Development. From 1996 until 2006, Dr. Matros has held several positions at Allweiler with increasing responsibilities, including Director of Research and Development and the Plant Manager of our Allweiler facility in Radolfzell, Germany. In April 2006, Dr. Matros was appointed to his current position as Senior Vice President, General Manager—Allweiler. In November 2006, Dr. Matros was appointed as a member of the management board at our German subsidiary, Allweiler AG.

Mitchell P. Rales has served as the Chairman of the Executive Committee of Danaher Corporation since 1990. For more than the past five years, Mitchell Rales has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities.

Steven M. Rales has served as the Chairman of the Board of Directors of Danaher Corporation since 1984. Steven M. Rales has submitted his resignation as a director effective immediately prior to the effective time of the registration statement. For more than the past five years, Steven Rales has been a principal in a number of private business entities with interests in manufacturing companies and publicly traded securities.

Patrick W. Allender is the former Executive Vice President and Chief Financial Officer of Danaher Corporation, where he served from 1987 until 2006. Mr. Allender is a director of the Brady Corporation where he is a member of the audit and compensation committees.

C. Scott Brannan is a partner of Aronson & Company. Prior to joining Aronson & Company in 2003, Mr. Brannan served as Director of International Finance of our company for one year. Mr. Brannan is a certified public accountant.

Joseph O. Bunting, III has served as Vice President of our company since 1997. Mr. Bunting has submitted his resignation as Vice President effective upon consummation of this offering. For more than the past five years, Mr. Bunting has been an officer, member or director in a number of private business entities with interests in manufacturing companies and publicly traded securities and which are affiliated with Mitchell Rales and Steven Rales.

Thomas S. Gayner is Executive Vice President and Chief Investment Officer of Markel Corporation. Since 1990, Mr. Gayner has served as President of Markel Gayner Asset Management, Inc. Mr. Gayner served as a director of Markel Corporation from 1998 to 2003. Mr. Gayner currently serves on the board of directors of The Washington Post Company. Mr. Gayner also serves on the board of directors of The Davis Funds in New York City.

Clay Kiefaber served as Group President of Masco Corporation from 2006 to 2007. Prior to serving as Group President, Mr. Kiefaber was Group Vice President of Masco Builder Cabinet Group and President of Merillat Industries, both companies of which are subsidiaries of Masco Corporation. Mr. Kiefaber joined Merillat Industries in 1989.

Rajiv Vinnakota has been the Managing Director and President of The SEED Foundation, a non-profit educational organization, since 1997. Prior to co-founding SEED, Mr. Vinnakota was an associate at Mercer Management Consulting.

Board Composition

Upon completion of this offering, we will have an authorized board of directors consisting of              members, a majority of whom will be independent. Our board of directors has determined that each of Patrick Allender, C. Scott Brannan, Thomas Gayner, Clay Kiefaber and Rajiv Vinnakota meets the definition of “independent director” under the New York Stock Exchange listing standards.

Our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

Board Committees

Upon completion of this offering, our board of directors will have a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee, the principal functions of which are detailed below.

Our board may establish other committees from time to time to facilitate the management of the business and affairs of our company.

Audit Committee

The audit committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications of our independent registered public accounting firm, and the performance of our internal audit function and independent registered public accounting firm. The audit committee will review and assess the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. The audit committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The members of our audit committee are expected to be C. Scott Brannan, who will serve as chair of the committee, Patrick Allender and Thomas Gayner. Our board of directors has determined that C. Scott Brannan will qualify as an “audit committee financial expert,” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. Our board of directors has determined that each member of our audit committee will be independent within the meaning of the independent director guidelines of the New York Stock Exchange and each member of our audit committee will be independent under the requirements of Rule 10A-3 of the Securities Exchange Act.

Compensation Committee

The compensation committee will be responsible, among its other duties and responsibilities, for approving the compensation and benefits of our chief executive officer and other executive officers, monitoring compensation arrangements applicable to our chief executive officer and other executive officers in light of their performance, effectiveness and other relevant considerations and adopting and administering our equity incentive plans. To date, the compensation of our executive officers has primarily been determined by our full board of directors. For a discussion of the role of Mr. Young, our chief executive officer, and the limited role of compensation consultants in compensation decisions during our last fiscal year, see the “Compensation Discussion and Analysis” below.

The members of our compensation committee are expected to be Clay Kiefaber, who will serve as chair of the committee, Thomas Gayner and Rajiv Vinnakota.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for recommending candidates for election to the board of directors. The committee also will be responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance policies and practices, including board size and membership qualifications, new director orientation, committee structure and membership, succession planning for our chief executive officer and other key executive officers, and communications with stockholders. The members of our nominating and corporate governance committee are expected to be Patrick Allender, who will serve as chair of the committee, C. Scott Brannan and Rajiv Vinnakota.

We believe that the composition of each of these three standing committees will satisfy the requirements for independence under the listing standards of the New York Stock Exchange and the applicable SEC rules and regulations.

Board Compensation

To date, none of our directors have received compensation for their services as a director of our company.

Upon effectiveness of this offering, our board of directors has approved the following compensation to be paid to our non-employee directors, other than our non-executive chairman of the board, for their service on the board of directors:

•

an initial equity award of $100,000 in restricted stock units, to be awarded upon the consummation of this offering, which award will vest in three equal installments on the first three anniversaries of the date of grant and which award will be deferred in full until termination of each director’s service on the board;

•	an annual cash retainer of $35,000;

•

an annual equity award of $60,000 in restricted stock units, to be awarded in connection with our annual shareholders meeting, which award will vest in three equal installments on the first three anniversaries of the date of grant;

•

the chairman of the audit committee will be entitled to an annual retainer of $15,000, and the chairmen of each other committee of the board, including the compensation committee and governance committee, will be entitled to receive an annual retainer of $10,000;

Our non-executive chairman of the board will be entitled to receive an annual cash retainer of $1 and will not receive any other cash fees or the initial or annual equity awards described above. In addition, each of the directors will be entitled to reimbursement of their reasonable out-of-pocket expenses incurred in connection with board service, including travel expenses.

The board of directors has also approved a share ownership policy for our directors upon the consummation of this offering. As approved, each director will be required to have economic ownership of our common stock (including shares issued upon exercise of stock options and shares underlying restricted stock units) equal to five times the annual cash retainer within five years of joining the board of directors. If the initial and annual restricted stock unit grants are retained, each director will be in compliance with this requirement after the first annual grant of restricted stock units is made in connection with our 2009 annual shareholders meeting.

In addition, the board of directors has adopted a Director Deferred Compensation Plan which permits non-employee directors to receive, at their discretion, deferred stock units, or DSUs, in lieu of their annual cash retainers and meeting fees. A director who elects to receive DSUs receives a number of units determined by dividing the cash fees earned during, and deferred for, the quarter by the closing price of our common stock on the date of the grant, which is the last trading day of the quarter. A non-employee director also may convert restricted stock unit grants to DSUs under the plan. DSUs granted to our directors convert to shares of our common stock after termination of service from the board of directors, based upon a schedule elected by the director in advance. In the event that a director elects to receive DSUs, the director will receive dividend equivalent rights on such DSUs to the extent dividends are issued on our common stock. Dividend equivalents are deemed reinvested in additional DSUs (or fractions thereof).

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2007 (as set forth in the Summary Compensation Table below) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the currently planned programs summarized in this discussion.

Executive Compensation Philosophy and Objectives

To date, our executive compensation philosophy has been to offer our executive officers, including our named executive officers, compensation that is competitive and that meets our goals of attracting, keeping, incentivizing and rewarding highly skilled management so that we can achieve our financial and strategic objectives and continue to grow our company.

Utilizing this philosophy, our executive compensation program has been designed to:

•	be competitive and flexible to reflect the industry in which we operate;

•	continually focus on, and reward our executives for, achievement of company financial and strategic objectives, both over the short and longer-term; and

•

consistently apply our compensation program to each of our named executive officers, including our CEO, Mr. Young, as well as all of our management, in all of our locations (although our specific programs may vary slightly between the United States and our other international locations, as required by local law or practice).

Setting of Executive Compensation

Other than as set forth below under “Elements of Our Executive Compensation Program—Base Salary,” to date the compensation awarded to our named executive officers has been determined solely by the full board of directors, including Mitchell Rales, Steven Rales and Mr. Young, based upon their collective experience and reasoned business judgment, with recommendations from our CEO, Mr. Young, for each of the named executive officers other than himself.

Other than the philosophy and compensation objectives discussed above, which have been informally followed by the board, the board has not formally adopted any policies with respect to long-term versus currently-paid compensation, cash versus non-cash compensation, or any other compensation policies. In addition, the board has historically looked at each compensation element individually such that decisions regarding one element have not affected decisions regarding other elements. This is because each element of our compensation program has a different purpose:

•	base salaries—must be competitive in order to attract and keep our executive talent;

•	annual bonus plan—designed to reward our executive officers for annual improvements in key areas of company operational and financial performance; and

•

long-term cash incentive plans—designed to reward our executive officers for growing our company over the longer-term and positioning it for a liquidity event, either through a sale or pursuant to an initial public offering.

It is currently anticipated that, upon completion of this offering, our newly-formed compensation committee will review our executive compensation program and, as it deems necessary, modify or expand our program to arrive at what we believe to be fair and competitive compensation for our executive officers, including the named executive officers, as a public company.

Elements of Our Executive Compensation Program

As discussed above, prior to this offering, the elements of our executive compensation program have been base salary, an annual cash bonus, and long-term cash incentives. In addition, as part of our transition from a private to a public company, we recently entered into employment agreements with Messrs. Young, Faison, Dwyer and O’Brien, as discussed under “—Changes to Our Compensation Program in Connection with This Offering.”

Base Salary.    As noted above, one of our guiding compensation objectives is to be flexible in order to reflect the competitive environment we encounter in recruiting and retaining senior management. Base salaries are reviewed annually with this objective in mind.

Named Executive Officers, Other Than Mr. Young.    The annual base salary increases, if any, awarded to our named executive officers in fiscal 2007, as well as all of our associates generally, are determined from a “merit pool” recommended by Mr. Young and approved by the board. Each year, Mr. Young develops a “merit pool,” or aggregate percentage increase in base salary amounts for Colfax associates generally, that is recommended to the board. Mr. Young bases his recommendation on his subjective review of publicly available compensation compilation and survey data comprised of average percentages by which base salaries paid to employees of industrial and other companies in the U.S., as well as the other geographic locations where we have associates, are expected to increase. The component companies which form the basis for this compilation data are not disclosed as part of this survey information and thus are not known to Mr. Young, the board or Colfax. The survey data reviewed by Mr. Young indicated that average base salaries were to increase by 4% for 2007. Thus, based on the board’s review of this information and Mr. Young’s recommendation, the board approved a merit pool of 4.0% for fiscal 2007.

Once the merit pool was determined, Mr. Young further recommended to the board the base salaries for each named executive officer, other than himself. Mr. Young makes these recommendations based upon his subjective judgment and business experience. These base salaries recommended by Mr. Young, and approved by the board, are set forth in the “Salary” column of the Summary Compensation Table below.

Mr. Young.    In determining Mr. Young’s base salary increase for fiscal 2007, the board performed a more comprehensive review of CEO base salaries. In order to provide the board with survey data specific to compensation paid to CEOs, we retained Watson Wyatt Worldwide to develop a survey of comparable industrial public companies, with similar revenue and products to Colfax, using publicly available compensation information from public company proxy statements. The peer group of companies included in the Watson Wyatt survey consisted of Gardner Denver, Inc., IDEX Corporation, Graco Inc., Robbins & Myers, Inc., Altra and The Gorman Rupp Company. In reviewing this survey information, the board determined to increase Mr. Young’s base salary to $375,000.

Annual Cash Bonus.    For 2007, each of our named executive officers was entitled to participate in our 2007 Management Incentive Plan, or our annual cash bonus plan. As stated above, we believe the annual cash bonus plan incentivizes our named executive officers to achieve annual improvements in what we view as key company financial and operational metrics, thus resulting in continued growth for Colfax from year to year.

Financial and Operational Targets.    Consistent with prior years, a substantial percentage of the funding for the 2007 annual bonus plan was determined by the achievement of financial performance targets based on the board-approved corporate budget for the year. For each named executive officer other than Mr. Dwyer and Dr. Matros, the achievement of financial performance targets represented 70% of the funding for the annual bonus, and the financial performance targets consisted of sales, EBITDA (as adjusted to remove the impact of legacy asbestos income and expense as well as discontinued operations) and working capital turns (each as adjusted to negate the effects of foreign currency exchange rates). The board chose these metrics, as it has in recent years, as we believe these are the three performance metrics which most influence and support our growth and, as a result, shareholder value.

For each of Mr. Dwyer and Dr. Matros, the achievement of financial performance targets represented 75% of the funding of his annual bonus. The financial performance targets applicable to Mr. Dwyer and Dr. Matros included each of the performance metrics discussed above which are applicable to our “corporate” named executive officers; however, the board believed that the financial metrics for Mr. Dwyer’s and Dr. Matros’ potential annual bonus should be based primarily on the business unit that each oversees, and not the company as a whole. Thus, 65% of each of Mr. Dwyer’s and Dr. Matros’ potential bonus was based on the achievement of sales, EBITDA (as adjusted) and working capital turns with respect to their respective business units (which, for Mr. Dwyer only, was adjusted to negate the effects of foreign currency exchange rates due to the fact that Mr. Dwyer’s business unit includes more than one currency type). The additional 10% of each of Mr. Dwyer’s and Dr. Matros’ potential bonus was based on achievement of the company-wide sales target for the year.

The remaining 30% (or 25%, in the case of Mr. Dwyer and Dr. Matros) of the annual bonus plan was based on board-approved personal objectives for each named executive officer, as discussed below.

The following table outlines the annual bonus plan goal structure and respective weighting for each of the named executive officers, other than Mr. Dwyer and Dr. Matros, during 2007:

Measure	Weighting
Sales	17.5%
EBITDA (as adjusted)	35.0%
Working capital turns	17.5%
Personal objectives	30.0%

The following table outlines the annual bonus plan goal structure and respective weighting for Mr. Dwyer and Dr. Matros during fiscal 2007:

Measure	Weighting
Sales—business unit	15.0%
EBITDA (as adjusted)—business unit	35.0%
Working capital turns—business unit	15.0%
Sales—Colfax consolidated	10.0%
Personal objectives	25.0%

The board placed a greater emphasis on EBITDA (as adjusted) as compared to the other performance metrics as we believe profitability is the primary driver of our growth. With respect to the financial and operational performance metrics, the annual bonus plan is strictly formulaic in nature, and neither the board nor any executive officer exercised any discretion with respect to the targets, or the resulting payments, in fiscal 2007.

The “target goal” relating to each financial or operations performance metric, including the business units specific to Mr. Dwyer and Dr. Matros, represented our internal budget amount for 2007. The board then set “threshold goals” and “maximum goals” based upon their collective experience and business judgment, balancing our interests with the purpose of the program: to reward the named executive officers for improvements in each of the key metrics, including rewarding each of Mr. Dwyer and Dr. Matros for improvements in the metrics for the respective business unit he oversees. To determine the actual bonus paid to each named executive officer, the actual financial performance is multiplied by each named executive officer’s target bonus (as set forth in footnote 1 to the Summary Compensation Table below) and the corresponding weighting for the measure. The 2007 financial performance goals for each of the named executive officers, other than Mr. Dwyer and Dr. Matros (other than with respect to the 10% of each of Mr. Dwyer’s and Dr. Matros’ potential bonus based on the company-wide sales target) are set forth below:

Measure (weighting)	Target Goal	Threshold Goal	Threshold Payment	Maximum Goal	Maximum Payment
Sales (17.5%)(1)	$467.7 million	$440.4 million	65%	$514.5 million	250%
EBITDA (as adjusted) (35.0%)	$74.9 million	$66.2 million	65%	$89.9 million	250%
Working Capital Turns (17.5%)	4.64	4.27	20%	5.10	200%

(1)	For both Mr. Dwyer’s and Dr. Matros’ 2007 annual bonus, company-wide sales represented 10% of the potential bonus.

We are not disclosing the specific sales, EBITDA (as adjusted) and working capital turns targets applicable to the business units overseen by Mr. Dwyer and Dr. Matros as they are highly confidential to our business and we do not currently intend to disclose such information either as projections or as actual results upon completion of this offering. We believe that doing so would be competitively harmful to us, as it would provide our competitors with strategic information specific to our regional operations, thus providing our competitors in these regions insight into our plans and projections for the region. The actual achievement of the financial performance targets for fiscal 2007 for Mr. Dwyer and Dr. Matros was as follows:

Mr. Dwyer	Dr. Matros

• 94% of the sales target;	• 101% of the sales target;

• 200% of the EBITDA (as adjusted) target; and	• 118% of the EBITDA (as adjusted) target; and

• 111% of working capital turns target.	• 98% of working capital turns target.

For each of the named executive officers other than Mr. Dwyer and Dr. Matros, actual results for 2007 were as follows:

•	$474.8 million in sales (102% of target);

•	$83.9 million in EBITDA (as adjusted) (112% of target); and

•	4.81 in working capital turns (104% of target).

Individual Performance Objectives.    As stated above, 30% of each named executive officer’s annual bonus (or 25%, with respect to Mr. Dwyer and Dr. Matros) is determined by achievement of board-approved individual performance objectives. The board includes individual performance objectives as part of the annual bonus plan to ensure that more targeted, non-financial company objectives over which the executive has primary control are part of the individual’s total annual bonus for the year. We do not view these individual performance objectives as material to an understanding of this portion of our annual bonus plan as there are several individual objectives established for each named executive officer and, individually, no one factor materially affects the total potential amount of the bonus award.

The actual bonus award paid to each named executive officer pursuant to the 2007 annual bonus plan is disclosed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table below.

Long-Term Incentives.    In each of 2001 and 2006, our board of directors implemented long-term cash incentive plans as a direct means to motivate our senior management, or those most responsible for the overall growth and direction of our company, with the purpose of growing and increasing the value of our company and positioning it for an initial public offering or other liquidity event, such as a sale of our company. Each of the named executive officers, other than Dr. Matros, participates in the Colfax Corporation 2001 Employee Appreciation Rights Plan (the “2001 Plan”). Each of the named executive officers participates in the 2006 Executive Stock Rights Plan (the “2006 Plan”). Initially, our board of directors approved the 2001 Plan as we were starting to grow as a company. Accordingly, the 2001 Plan was designed to allow our senior management to share in the growth of our company and to attract new executive talent to our company. More recently, our board approved the 2006 Plan as a means of re-emphasizing this upside potential.

Generally, each of these plans provides the named executive officers with the opportunity to receive a certain percentage, in cash (or, with respect to the 2001 Plan only, in equity, in the sole discretion of the board of directors), of the increase in value of our company from the date of grant of the award until the date of the liquidity event. The board of directors has determined that this offering will qualify as a liquidity event under both the 2001 Plan and the 2006 Plan. As a result, each of the named executive officers will receive payouts under the plans, as applicable, in conjunction with this offering and thereafter the plans will terminate.

For the 2001 Plan, the percentage interest of participation for each participating named executive officer was determined solely in the discretion of the board of directors, based on their reasoned business judgment. For the 2006 Plan, while the board determined the percentage interest for each named executive officer based on its discretion, the board also took into account, in their subjective judgment, the level of the officer’s responsibility with the company, his term of service with the company and his contributions to date. The 2001 Plan rights fully vested on the third anniversary of the grant date, subject to the participating named executive officer’s continued employment and thus each such named executive officer is fully vested in his percentage interest under the 2001 Plan. The 2006 Plan rights vest if a liquidity event occurs prior to the 10 year expiration of the term of the plan. As stated above, the board has determined that this offering will constitute a liquidity event pursuant to the plans and thus each named executive officer will vest in his rights.

For further discussion of each of these plans, including the estimated payouts pursuant to this offering, see “Potential Payments Upon Termination or Change in Control” below.

Changes to Our Compensation Program in Connection With This Offering

Adoption of 2008 Omnibus Incentive Plan.    The board of directors and shareholders unanimously approved the Colfax Corporation 2008 Omnibus Incentive Plan on April 21, 2008.

The board of directors adopted the new incentive plan because it believes that the new plan will more appropriately facilitate implementation of our future compensation programs as a public company. Prior to this offering, we have not adopted any comprehensive equity or cash award plans and we believe such a plan will be necessary for us to compensate our executives and associates generally as a public company. This is due, in part, to the limitations of Section 162(m) of the Internal Revenue Code, as we discuss below. Thus, the plan was approved by the board with a view to providing the newly established compensation committee with maximum flexibility to structure an executive compensation program that provides a wide range of potential incentive awards to our named executive officers, and associates generally, on a going-forward basis, and to preserve to the maximum extent possible our deductibility of performance-based compensation pursuant to Section 162(m).

For example, pursuant to the plan, the compensation committee has the discretion to determine the portion of each named executive officer’s total compensation that will consist of awards under the plan, the mix of short-term and long-term incentives represented by the awards, the allocation of the awards between equity and cash-based incentives, the forms of the equity awards, and the service-based requirements or performance goals that the officer will have to satisfy to receive the awards. The compensation philosophy and objectives adopted by the committee will likely determine the structure of the future awards granted by the committee pursuant to the plan.

Upon the effectiveness of this offering, the board of directors has approved the grant of stock options and performance-based restricted stock units under the 2008 Omnibus Incentive Plan to each of the named executive officers with an aggregate grant value as follows:

Grant Value ($)
Mr. Young	900,000
Mr. Faison	275,000
Mr. Dwyer	200,000
Mr. O’Brien	200,000
Dr. Matros	200,000

The aggregate grant value of each officer’s award was determined by the board in its collective experience and business judgment. The board approved these grants in recognition of each officer’s dedication and efforts in completing this offering, as well as to incentivize each officer to continue their efforts in our early stages as a public company. Each officer’s aggregate equity grant value will be awarded 50% in stock options and 50% in performance-based restricted stock units. The board chose to divide this initial equity grant equally between options and performance-based restricted stock units as it desired to emphasize both retention and increased performance among the executives, as discussed below. In addition, the board believes that stock options are inherently performance-based as the options will only increase in value if the price of our common stock increases in the future.

The equity awards will be effective on the effective date of this offering and will be based on the initial public offering price per share. Thus, the actual number of stock options to be granted to each executive will be determined by dividing 50% of the grant value above (for example, for Mr. Young, $450,000) by 40% of the value of our common stock on the date of effectiveness of the offering. Similarly, the actual number of performance-based restricted stock units to be granted to each executive will be determined by dividing 50% of the grant value above by the offering price.

To reinforce retention objectives, the options will vest in equal installments over a three year period, based on continued service. The performance-based restricted stock units will be earned, if at all, based on our earnings per share growth over a three-year period. The board chose earnings per share as the performance metric due to its belief that earnings per share growth represents a strong indicator of growth in shareholder value, particularly as a newly-public company. In addition, any performance shares earned upon conclusion of the three-year performance period will be subject to an additional two-year service based vesting period, to further reinforce our retention emphasis.

For a more detailed discussion of the 2008 Omnibus Incentive Plan, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below.

Execution of Employment Agreements.    We recently entered into employment agreements with each of Messrs. Young, Faison, Dwyer and O’Brien. The employment agreements are substantially the same, other than each officer’s title (which will remain the same as set forth in the Summary Compensation Table below), base salary amounts and annual incentive plan participation. The material terms of the employment agreements are summarized under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” below.

The terms of each employment agreement were specifically negotiated between the board of directors and each executive. We determined to enter into these employment agreements at this time, in anticipation of this offering, as we desire to keep our senior management team intact due to the fact that this team has been instrumental in our ability to consummate this offering and we believe they are well-suited to continue to manage and grow the company in the future. We also desired to provide these executives with some certainty of employment and benefits at this significant stage of the company’s growth.

With respect to the benefits payable to each executive upon a change in control of Colfax, the benefits are only paid upon a “double trigger,” meaning a change in control event must occur and the executive must either be terminated without cause by Colfax (or its successor) or the executive must resign for good reason. In entering into these arrangements, we wanted to have the continued dedication of these executive officers, notwithstanding the possibility of a change in control, and to retain such officer in our employ after any such transaction. We believe that, should the possibility of a change in control arise, Colfax should be able to receive and rely upon our officers’ advice as to the best interests of the Company and without the concern that such officer might be distracted by the personal uncertainties and risks created by a potential change in control. In the event, however, that such officer is actually terminated within a certain period of time following the change in control, which such termination may be out of their control (i.e., by the successor company or management), we believe that the officers should be compensated for their efforts in positioning Colfax for the acquisition event.

Effect of Accounting and Tax Treatment on Compensation Decisions

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to certain “covered employees,” unless certain specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that future grants of awards under our new 2008 Omnibus Incentive Plan will qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thus permitting us to receive a federal income tax deduction in connection with such awards. However, as part of our current compensation objectives, we seek to maintain flexibility in compensating our executives, as discussed above and, as a result, the board has not adopted a policy requiring that all compensation be deductible. Our newly formed compensation committee will assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Compensation Tables and Disclosures

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
John A. Young	2007	375,000		326,250	736	59,307	761,293
President and Chief Executive Officer

G. Scott Faison	2007	214,000		121,552	590	33,158	369,300
Senior Vice President, Finance and Chief Financial Officer

Michael K. Dwyer	2007	219,500		139,602	575	92,236	451,913
Senior Vice President, General Manager—Asia Pacific

Thomas M. O’Brien	2007	247,000		140,296	22,213	37,169	446,678
Senior Vice President, General Counsel and Secretary

Dr. Michael Matros	2007	272,477	(4)	138,283	624	28,276	439,660
Senior Vice President, General Manager—Allweiler

(1)	Amounts represent the payouts pursuant to our 2007 Management Incentive Bonus Plan. For a discussion of the performance metrics on which this plan is based, including the weighting for each performance metric and the actual percentage achievement of the financial performance targets, see the “Compensation Discussion and Analysis” above. To determine the actual bonus paid to each named executive officer, the actual financial performance was multiplied by each named executive officer’s 2007 target bonus and the corresponding weighting for the measure. For fiscal 2007, each named executive officer’s target bonus, expressed as a percentage of base salary, was as follows:

• Mr. Young:	60%

• Mr. Faison:	40%

• Mr. Dwyer:	40%

• Mr. O’Brien:	40%

• Dr. Matros:	35%

For Dr. Matros, amount represents €93,888 or $138,283 in U.S. dollars, calculated based on the conversion rate in effect on December 31, 2007.

(2)	Amounts represent solely the aggregate change in the actuarial present value of the officer’s accumulated benefit under the respective pension benefit plan from the pension plan measurement date used for financial statement reporting purposes in fiscal 2006 as compared to fiscal 2007. For Dr. Matros, amount represents €424 or $624 in U.S. dollars calculated based on the conversion rate in effect on December 31, 2007.
(3)	Amounts set forth in this column consist of the following:

Name	Supplemental Long-Term Disability Premiums ($)	Company Car ($)(a)	Company 401(k)/Deferred Compensation Plan Match and Contribution ($)(b)	Annual Physical ($)	Overseas Housing ($)(c)(d)	Tax Equalization Payments ($)(d)		Tax Preparation Services ($)(d)	Accident Insurance ($)
Mr. Young	1,808	15,600	36,699	5,200	—	—		—	—
Mr. Faison	2,270	12,000	18,888	—	—	—		—	—
Mr. Dwyer	2,707	12,000	18,599	—	19,650	36,600	(e)	2,680	—
Mr. O’Brien	3,429	12,000	21,740	—	—	—		—	—
Dr. Matros	—	17,639	10,310	—	—	—		—	327	(f)

(a)	For each named executive officer other than Dr. Matros, amounts represent a cash car allowance provided to each officer. For Dr. Matros, amount represents the annual cost of a car lease, including insurance, maintenance and gas in the amount of €11,976 or $17,639 in U.S. dollars, calculated based on the conversion rate in effect on December 31, 2007.
(b)	For each named executive officer other than Dr. Matros, amounts represent the aggregate company match and company contribution made by Colfax during 2007 to such officer’s 401(k) plan account and Excess Benefit Plan (nonqualified deferred compensation) account. See the Nonqualified Deferred Compensation Table and accompanying narrative below for additional information on the Excess Benefit Plan. For Dr. Matros, amount represents the contribution made by Allweiler AG during 2007 pursuant to a Joint Support Fund Agreement between Allweiler AG and Dr. Matros. The “joint support fund” is similar to a U.S. defined contribution, or 401(k), plan. The aggregate amount required to be contributed to Dr. Matros’ account by Allweiler AG during 2007 was €7,000, or $10,310 in U.S. dollars, calculated based on the conversion rate in effect on December 31, 2007.
(c)	Amounts represent the aggregate housing lease payments made by Colfax on behalf of Mr. Dwyer in connection with his overseas service.
(d)	Amounts represent payments made to or on the behalf of Mr. Dwyer by Colfax in connection with his overseas service.
(e)	Amount represents estimate as of January 4, 2008. Actual amount will not be known until filing of Mr. Dwyer’s tax return for fiscal 2007.
(f)	Amounts represent €222, or $327 in U.S. dollars, calculated based on the conversion rate in effect on December 31, 2007. For additional information on this benefit, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Dr. Matros’ Service Contract” and “Potential Payments upon Termination or Change in Control” below.
(4)	This amount represents amounts paid in 2007 based on an annual base salary of €185,000, or $272,477 in U.S. dollars, calculated on the conversion rate in effect as of December 31, 2007.

Grants of Plan-Based Awards

The following table sets forth information with respect to grants of plan-based awards to our named executive officers during 2007:

Name	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold ($)	Target ($)	Maximum ($)
John A. Young	92,250	225,000	474,750
G. Scott Faison	35,096	85,600	180,616
Michael Dwyer	39,510	87,800	191,404
Thomas M. O’Brien	40,508	98,800	208,468
Dr. Michael Matros	42,541	94,535	206,086

(1)	Amounts represent the possible payouts under our 2007 Management Incentive Bonus Plan. For a discussion of the performance metrics and actual results and payouts under the plan for fiscal 2007, see the “Compensation Discussion and Analysis” and the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above, respectively.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

As discussed in the “Compensation Discussion and Analysis” above, we recently entered into an employment agreement with each of Messrs. Young, Faison, Dwyer and O’Brien. The employment agreements are substantially the same, other than each officer’s title (which is as set forth in the Summary Compensation Table above), base salary amounts and annual incentive plan participation. The material terms of each officer’s employment agreement are set forth below.

The initial term of each employment agreement ends December 31, 2009, with automatic two-year term extensions thereafter, unless the board of directors or the executive provides written notice to terminate the automatic extension provision. Notwithstanding the foregoing, in the event we do not consummate our initial public offering by December 31, 2008, the employment agreements will terminate. In addition, in the event we undergo a “change in control” (as described below) during any two-year term of the employment agreement, the agreements will be automatically extended to the second anniversary of the change in control event.

Pursuant to the agreements, Messrs. Young, Faison, Dwyer and O’Brien are entitled to a base salary of no less than $440,600, $247,000, $240,280 and $268,880, respectively, with such salaries to be reviewed at least annually by the compensation committee of the board. Effective upon the consummation of this offering, the base salaries of each of Messrs. Young and Faison will increase to $565,500 and $282,000, respectively. Each officer’s base salary may not be reduced below the amount previously in effect without the written agreement of the executive. In addition, each of Messrs. Young, Dwyer and O’Brien is entitled to participate in our annual cash incentive program in a target amount equal to 75%, 50%, 45% and 45%, respectively, of his base salary then in effect.

In the event the executive’s employment is terminated by Colfax without “cause” or resigns for “good reason” (each term as described below), each executive is entitled to the following severance payments or benefits:

•

a lump sum payment equal to one times (x) the executive’s base salary in effect and (y) his target annual incentive compensation for the year of termination (or, if greater, the average of the two highest actual annual incentive payments made to the executive during the last three years);

•	a lump sum payment equal to the executive’s pro rata annual incentive compensation for the year of termination; and

•	continuation of health care coverage for the executive and his family for one year after termination.

In the event the executive terminates employment without “cause” or for “good reason” within three months prior to a “change in control event” (as described below), or two years after a “change in control”, each executive is entitled to the following severance payments or benefits:

•

a lump sum payment equal to two times (x) the executive’s base salary in effect and (y) his target annual incentive compensation for the year of termination (or, if greater, the average of the two highest actual incentive payments made to the executive during the last three years);

•	continuation of health care coverage for the executive and his family for two years after termination; and

•

all equity awards will immediately vest, with any performance objectives applicable to performance-based equity awards deemed to have been met at the greater of (i) the target level at the date of termination, and (ii) actual performance at the date of termination.

In each case described above, the executive’s right to the severance payments and benefits is conditioned on the executive’s execution of a waiver and release agreement in favor of Colfax. In addition, each employment agreement contains standard confidentiality covenants, non-disparagement covenants, non-competition covenants (for a period of one year following a termination of employment or, if the termination of employment occurs three months prior to a change in control event or two years after a change in control, two years) and non-solicitation covenants (for a period of two years following a termination of employment or, if the termination of employment occurs three months prior to a change in control event or two years after a change in control, three years).

In the event that any payment or benefit to the executives pursuant to the employment agreements or otherwise constitute excess parachute payments under Section 280G of the Internal Revenue Code such that they would trigger the excise tax provisions of the Internal Revenue Code, such payments are to be reduced so that the excise tax provisions are not triggered, but only upon determination by the executive that the after-tax value of the termination benefits calculated with the restriction described above exceed the value of those calculated without such restriction.

Each agreement further provides that, in the event it is determined that the willful actions of the executive have resulted in a material misstatement or omission in any report or statement filed by Colfax with the Securities and Exchange Commission, or material fraud against Colfax, Colfax is entitled to recover all or any portion of any award or payment made to the executive.

For purposes of the employment agreements, the following terms generally have the following meanings:

•

“cause” means conviction of a felony or a crime involving moral turpitude, willful commission of any act of theft, fraud, embezzlement or misappropriation against Colfax or its subsidiaries or willful and continued failure of the executive to substantially perform his duties;

•	“change in control” means:

•	a transaction or series of transactions pursuant to which any person acquires beneficial ownership of more than 50% of the voting power of the common stock of Colfax then outstanding;

•

during any two-year consecutive period, individuals who at the beginning of the period constitute the board of directors (together with any new directors approved by at least two-thirds of the directors at the beginning of the period or subsequently approved) cease to constitute a majority of the board of directors of Colfax;

•	a merger, sale of all or substantially all of the assets of Colfax or certain acquisitions of the assets or stock by Colfax of another entity in which there is a change in control of Colfax; and

•	a liquidation or dissolution of Colfax;

•	“change in control event” means the earlier to occur of a “change in control” or the execution of an agreement by Colfax providing for a change in control; and

•	“good reason” means:

•	the assignment of duties to the executive which are materially inconsistent with his position with Colfax;

•

a reduction in the executive’s base salary, or the setting or payment of the executive’s target annual incentive compensation, in each case in an amount materially less than as required under the employment agreement;

•	the requirement for the executive to relocate his principal place of business at least 35 miles from his current place of business;

•	Colfax’s failure to obtain agreement from any successor to fully assume its obligations to the executive under the terms of the agreement; and

•	any other failure by Colfax to perform its material obligations under, or breach of Colfax of any material provision of, the employment agreement.

Mr. Dwyer’s Letter Agreement

Pursuant to a letter dated December 28, 2007 (which modified and superseded a letter agreement dated April 29, 2005), we executed a letter of understanding with Mr. Dwyer with respect to his salary and benefits while serving overseas as Senior Vice President, General Manager—Asia Pacific, as requested by the company. The employment period covered by the letter agreement is for one year, until December 31, 2008, unless terminated sooner in our discretion.

Pursuant to the letter agreement, Mr. Dwyer’s base salary for fiscal 2007 was $219,500, which salary was to be reviewed annually. In addition, during the period of his overseas assignment, Mr. Dwyer is entitled to receive the following benefits:

•	reasonable reimbursement for business transportation expenses;

•	company-provided housing in Hong Kong, paid directly to the landlord;

•	participation in the Colfax tax equalization program and tax preparation assistance; and

•	up to three trips annually to and from the U.S. for Mr. Dwyer and/or his family.

Mr. Dwyer’s letter agreement will remain in effect along with his employment agreement until December 31, 2008. Thereafter, Mr. Dwyer and Colfax will be subject only to the employment agreement.

Dr. Matros’ Service Contract

Pursuant to a service contract and resolution of the advisory board of Allweiler AG effective November 14, 2006, Dr. Matros was appointed as a member of the management board of Allweiler AG, the German subsidiary of Colfax. Dr. Matros’ appointment is for a term of three years, until December 31, 2009, with an automatic extension for one year, until December 31, 2010 unless Dr. Matros receives notice no later than October 31, 2009 that his appointment has been revoked.

Under the service contract, Dr. Matros is entitled to an initial annual salary of €185,000, which is equal to $272,477 U.S. Dollars, calculated on the conversion rate in effect as of December 31, 2007. In addition, Dr. Matros is entitled to receive a performance-related annual bonus. For fiscal 2007, the service contract provided that his annual target bonus was 35% of his annual salary. Dr. Matros’ base salary and target bonus are to be reviewed annually.

Consistent with what we believe to be customary practice for German companies and executives, the service contract further provides that Dr. Matros is entitled to a company car for business and personal use; however, Dr. Matros is required to bear the cost of any tax associated with such personal use. In addition, Dr. Matros is entitled to a medical exam once every two years, with Allweiler required to pay the difference between the actual cost of the exam and any insurance policy maintained by Dr. Matros. Dr. Matros did not take advantage of this benefit in fiscal 2007.

The service contract further provides for limited payments and benefits upon certain termination events. In addition, Allweiler is required to maintain an accident insurance policy for the benefit of Dr. Matros providing for coverage in the event of his death or disability. For a discussion of these provisions, and a quantification of the estimated payments to be made to Dr. Matros upon such events, see “Potential Payments upon Termination or Change in Control” below.

2008 Omnibus Incentive Plan

Our board of directors unanimously approved the Colfax Corporation 2008 Omnibus Incentive Plan on April 21, 2008 (referred to as the “new equity plan”). The stockholders approved the plan on April 21, 2008.

The granting of awards under the new equity plan will generally be within the discretion of the compensation committee of our board of directors. For a discussion of the awards to be made under the new equity plan to each of the named executive officers in connection with the effectiveness of this offering, see the “Compensation Discussion and Analysis—Adoption of 2008 Omnibus Incentive Plan” above. Other than with respect to these awards, it is not possible as of the date of this prospectus to determine the nature or amount of the awards that may be subject to future grants to our officers, employees and other participants in the new equity plan. The new equity plan is not the exclusive means of providing incentive compensation to executives and other employees eligible to participate in the new equity plan, and we reserve the right to pay incentive compensation to them under another plan or without regard to any plan in appropriate circumstances.

Purpose and Eligibility.    The purpose of the new equity plan is to enhance our ability to attract, retain and motivate highly qualified officers, employees, non-employee directors and other persons to serve us and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, employees, non-employee directors and other persons with an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of our common stock.

Awards may be granted under the plan to officers, directors, including non-employee directors, other employees, advisors, consultants or other service providers of ours or our subsidiaries or other affiliates, and to any other individuals who are approved by the board of directors as eligible to participate in the plan. Only our employees or employees of our subsidiaries are eligible to receive incentive stock options.

Effective Date and Term.    The new equity plan was effective as of the date of board approval, or April 21, 2008, and will expire at the close of a ten-year term unless earlier terminated by our board of directors.

Administration, Amendment and Termination.    Our board of directors will have the power and authority to administer the new equity plan. In accordance with the terms of the plan, the board of directors will delegate this power and authority to the compensation committee. The compensation committee will have the authority to interpret the terms and intent of the new equity plan, determine eligibility and terms of awards for participants and make all other determinations necessary or advisable for the administration of the new equity plan. To the extent permitted by law, the board or compensation committee may delegate authority under the plan to a member of the board of directors.

The compensation committee may amend, suspend or terminate the new equity plan at any time with respect to any shares of common stock as to which awards have not been made. No such action may amend the new equity plan without the approval of stockholders if the amendment is required to be submitted for stockholder approval by applicable law, rule or regulation, including rules of the New York Stock Exchange.

Awards

Awards under the new equity plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	stock appreciation rights;

•	restricted stock;

•	restricted stock units;

•	dividend equivalent rights;

•	performance shares;

•	performance units;

•	other stock-based awards, including unrestricted shares; or

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of one or more years.

An “incentive stock option” is an option that meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option that does not meet those requirements. A “stock appreciation right,” or “SAR,” is a right to receive upon exercise, in the form of common stock, cash or a combination thereof, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR. “Restricted stock” is an award of common stock on which are imposed restrictions over restricted periods that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Restricted stock units” are awards that represent a conditional right to receive shares of common stock in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted stock. “Dividend equivalent rights” are awards entitling the recipient to receive credits, which may be paid currently in cash or common stock or which may be deemed to be reinvested in additional shares, that are based on cash distributions that would have been paid on the shares specified in the rights if the shares had been issued to and held by the recipient. “Performance shares” are awards of common stock, the value for which at the time the common stock is payable is determined by the extent to which the applicable performance criteria have been met. “Performance units” are similar to performance shares except that the award is a performance-based right to receive shares of common stock in the future, subject to one or more other restrictions. “Unrestricted shares” are awards of shares of common stock that are free of restrictions other than those imposed under federal or state securities laws.

Shares Subject to New Equity Plan.    Subject to adjustment as described below, the number of shares of our common stock that will be available for issuance under the new equity plan will be the number of shares that is the lesser of (i) 6,500,000 shares of our common stock, or (ii) the number of shares of our common stock which, when added to the number of shares of common stock issued and outstanding following consummation of this offering, will equal 10% of our issued and outstanding shares of common stock. Shares issued under the new equity plan may be authorized as unissued shares or treasury shares.

Any shares covered by an award, or portion of an award, granted under the new equity plan that are forfeited or canceled, expire or settle in cash will be deemed not to have been issued for purposes of determining the maximum number of shares available for issuance under the new equity plan.

If any stock option is exercised by tendering shares to us, or if we withhold shares to satisfy tax withholding obligations in connection with such an exercise, as full or partial payment in connection with the exercise of a stock option under the new equity plan, only the number of shares issued net of the shares tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the new equity plan. Shares issued under the new equity plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another entity will not reduce the maximum number of shares available for issuance under the new equity plan. In the case of a SAR, only the actual number of shares issued upon exercise of the SAR will be deemed issued for purposes of determining the maximum number of shares available for issuance.

The new equity plan has a number of additional limitations on the shares reserved for issuance or amount of awards that may be granted. A maximum of 750,000 shares may be issued pursuant to incentive stock options. From and after the transition period set forth in Treasury regulations promulgated under Internal Revenue Code Section 162(m), no participant may be awarded options or SARs for more than 750,000 shares in any calendar year. A maximum of 750,000 shares of awards other than options or SARs may be awarded to any participant in any calendar year. The foregoing limitations are subject to adjustment as described below.

Terms and Conditions of Awards

Terms and Conditions of Options.    An option granted under the new equity plan will be exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date. The compensation committee may include in the option agreement the period during which an option may be exercised following termination of employment or service.

The exercise price per share under each option granted under the new equity plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a 10% stockholder, of the fair market value of the common stock on the option grant date. For so long as the common stock remains listed on the New York Stock Exchange, the fair market value of the common stock will be the closing price of the common stock as reported on the New York Stock Exchange on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on the New York Stock Exchange for the last preceding date on which sales of the common stock were reported. If the shares of common stock are listed on more than one established stock exchange, the fair market value will be the closing price of a share of common stock reported on the exchange selected by the board of directors. If the common stock is not at the time listed or admitted to trading on a stock exchange, fair market value will be the mean between the highest bid and lowest asked prices or between the high and low sale prices of the common stock. If the common stock is not listed on any stock exchange or traded in the over-the-counter market, fair market value will be as determined in good faith by the board of directors in a manner consistent with Section 409A of the Internal Revenue Code.

Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding option which reduces the option price, either by lowering the option price or by canceling the outstanding option and granting a replacement option with a lower option price.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made in cash or in cash equivalents acceptable to us or, to the extent permitted by law and at the discretion of the compensation committee, through a broker-assisted cashless exercise, the tender to us of shares of common stock or by a combination of cash payment, cashless exercise, or tender of shares or any other method that is approved by the compensation committee.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve consistent with the terms of the new equity plan.

In the case of incentive stock options, the aggregate fair market value of the common stock determined on the option grant date with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Incentive stock options are non-transferable during the optionee’s lifetime. Awards of non-qualified stock options are generally non-transferable, except for transfers by will or the laws of descent and distribution. The compensation committee may, in its discretion, determine that an award of non-qualified stock options also may be transferred to family members by gift or other transfers deemed not to be for value.

The compensation committee may impose restrictions on any shares of common stock acquired pursuant to the exercise of an option as it deems advisable, including minimum holding period requirements or restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which the shares of common stock are then listed or traded, or under any blue sky or state securities laws applicable to the shares of common stock.

Terms and Conditions of Stock Appreciation Rights.    SARs may be granted in conjunction with all or a part of any option or other award granted under the new equity plan, or without regard to any option or other award. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which an SAR may be exercised in whole or in part, the time or times at which and the circumstances under which an SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not an SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance objectives that are described below under “—Corporate Performance Objectives” or to such other terms and conditions as the compensation committee, in its sole discretion, may impose.

Upon exercise of an SAR, the holder will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one share of common stock on the exercise date over the grant price of such SAR, as determined by the compensation committee. The grant price of an SAR may not be less than the fair market value of a share of common stock on the grant date. Except upon the occurrence of a merger or other transaction described below, no amendment or modification may be made to an outstanding SAR which would be considered a repricing under the rules of the stock exchange under which the stock is listed without the consent of the shareholders.

Awards of SARs are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Restricted Stock and Restricted Stock Units.    Subject to the provisions of the new equity plan, the compensation committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the common stock subject to the award. Unless otherwise determined by the compensation committee, to the extent permitted or required by law as determined by the compensation committee, holders of shares of restricted stock will have the right during the restricted period to exercise full voting rights with respect to those shares and the right to receive any dividends declared or paid with respect to the shares. Awards of restricted stock and restricted stock units may be subject to satisfaction of individual performance objectives or one or more of the performance objectives that are described below under “—Corporate Performance Objectives.”

The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the lapse of the restrictions.

Awards of restricted stock and restricted stock units are generally nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Terms and Conditions of Dividend Equivalent Rights.    The compensation committee is authorized to grant dividend equivalents to a participant in connection with an award under the new equity plan, or without regard to any other award. Dividend equivalents will entitle the participant to receive cash or common stock equal in value to dividends paid, or other periodic payments made, with respect to a specified number of shares of common stock. Dividend equivalents may be paid or distributed when accrued or will be deemed to have been reinvested in additional common stock or in awards under the new equity plan, and will be subject to such risks of forfeiture as the compensation committee may specify. Dividend equivalents are generally nontransferable, except for transfers by will or the laws of descent and distribution.

Terms and Conditions of Performance Units and Performance Shares.    The compensation committee may award performance shares and performance units in such amounts and upon such terms as the compensation committee may determine. Each performance share will have an initial value that is equal to the fair market value of a share of common stock on the date of grant. Each performance unit will have an initial value set by the compensation committee. The compensation committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value or number of performance units or performance shares that will be paid out to a participant. The compensation committee may, in its sole discretion, pay earned performance units or performance shares in the form of cash or in shares of common stock equal to the value of the earned performance units or performance shares. Any shares of common stock issued based upon performance units or performance shares may be granted subject to any restrictions that the compensation committee deems appropriate.

Terms and Conditions of Other Stock-Based Awards.    The compensation committee may also grant other types of equity-based or equity-related awards, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the compensation committee may determine. Any such awards may involve the transfer of actual shares of common stock to participants, or payment in cash or otherwise of amounts based on the value of the shares of common stock. Any other stock-based awards granted by the compensation committee may be subject to performance goals established by the compensation committee in its discretion.

Effect of Corporate Transactions

Adjustment of Shares Subject to New Equity Plan.    In the event of any increase or decrease in the number of outstanding shares of our stock, or in the event such shares are changed into or exchanged for a different number or kind of shares or other securities of ours on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the compensation committee will adjust, among other award terms, the number and kind of shares or property that may be delivered in connection with awards and the exercise price, grant price or purchase price relating to any award in such manner as the compensation committee determines to be necessary to prevent dilution or enlargement of the rights of participants.

Effect of Corporate Transactions.    Subject to the exceptions described below, upon the occurrence of a “corporate transaction,” as defined in the new equity plan, all outstanding shares of restricted stock and all stock units will become immediately vested, and the shares of stock subject to outstanding stock units will be delivered immediately before the occurrence of the corporate transaction. In addition, either of the following two actions will be taken:

•

15 days before the scheduled completion of the corporate transaction, all options and stock appreciation rights will become immediately exercisable and will remain exercisable for a period of 15 days, or

•

instead of providing for accelerated vesting in awards under the new equity plan in connection with the corporate transaction, the compensation committee may provide that awards, whether or not exercisable, will be terminated and the holders of awards will receive a cash payment, or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment, equal to the value of the award.

These actions will not apply to any corporate transaction to the extent that provision is made in writing in connection with the corporate transaction for the assumption or continuation of the outstanding awards, or for the substitution of such outstanding awards for similar awards relating to the stock of the successor entity, or a parent or subsidiary of the successor entity, with appropriate adjustments to the number of shares of stock that would be delivered and the exercise price, grant price or purchase price relating to any such award. If an award is assumed or substituted in connection with a corporate transaction and the holder is terminated without cause within a year following a change in control, the award will fully vest and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the compensation committee shall determine.

A “corporate transaction” means:

•	the dissolution or liquidation of our company or a merger, consolidation, or reorganization of our company with one or more other entities in which we are not the surviving entity;

•	a sale of substantially all of our assets to another person or entity; or

•

any transaction which results in any person or entity, other than persons who are stockholders or affiliates immediately prior to the transaction, owning 50% or more of the combined voting power of all classes of our stock.

If we are the surviving entity in any reorganization, merger, or consolidation of our company with one or more other entities that does not constitute a corporate transaction, any option or stock appreciation right outstanding under the new equity plan will apply to the securities to which a holder of the number of shares of our stock subject to the option or stock appreciation right would have been entitled immediately following the transaction, with a corresponding proportionate adjustment of the exercise price. In such an event, stock units will be adjusted so as to apply to the securities that a holder of the number of shares of our stock subject to the stock units would have been entitled to receive immediately following the transaction.

The compensation committee may provide in any agreement under the new equity plan for different provisions to apply to an award under the plan than those described above.

Corporate Performance Objectives. Section 162(m) of the Internal Revenue Code limits public companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the three most highly compensated executive officers determined at the end of each year. Performance-based compensation is excluded from this limitation. The new equity plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the new equity plan becomes subject to Section 162(m).

Section 162(m) requires that, to qualify as performance-based, the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals. In the case of compensation attributable to new equity plan awards other than options, the performance goal requirement is deemed satisfied if the vesting of such awards is subject to the achievement of performance goals based on objective business criteria. To establish performance objectives for these awards, the compensation committee will exclusively use business criteria specified in the new equity plan. The performance objectives may be stated either on an absolute or relative basis and may be based on one or more of such business criteria. The business criteria are:

•	net earnings or net income;

•	operating earnings;

•	pre-tax earnings;

•	earnings per share;

•	share price, including growth measures and total stockholder return;

•	earnings before interest and taxes;

•	earnings before interest, taxes, depreciation and amortization;

•	sales or revenue growth, whether in general, by type of product or service, or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, capital, investment, equity, sales or revenue;

•	cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment;

•	productivity ratios;

•	expense targets;

•	market share;

•	financial ratios as provided in credit agreements of Colfax Corporation and its subsidiaries;

•	working capital targets;

•	completion of acquisitions of businesses or companies;

•	completion of divestitures and asset sales; and

•	any combination of any of the foregoing business criteria.

The business criteria may be used to measure the performance of our company, any subsidiary or affiliate of our company as a whole or any business unit of our company, any subsidiary or affiliate of our company or any combination thereof, as the compensation committee deems appropriate. The compensation committee also may compare the performance measures listed above against the performance of a group of comparative companies, or a published or special index that the compensation committee, in its sole discretion, deems appropriate. We may use the share price performance measure as compared to various stock market indices. The compensation committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the performance measures listed above.

Pension Benefits

Named Executive Officers, other than Dr. Matros

Each of our named executive officers, other than Dr. Matros, participated in the Retirement Plan for Salaried U.S. Employees of Imo Industries, Inc. and Affiliates. This plan was acquired by us in connection with our acquisition of Imo Industries in August 1997 and was subsequently frozen to new participants and benefit accruals in January 1999. At such time, active employees participating in the plan received a benefit enhancement equal to 20% of their respective “base” benefits (as discussed below) as of January 31, 1999. Our board of directors determined to cease participation in the plan because it was determined that our enhanced defined contribution plan, or 401(k) plan, was more aligned with the company’s strategy.

In order to participate in the pension plan, the participating named executive officers were required to be at least 21 years of age or have one year of service with Imo Industries (or its affiliates). Normal retirement age under the plan is age 65. Pursuant to the plan, each officer’s accrued monthly pension benefit is based on the sum of the “base” and “excess” compensation for each year of service under the plan, as follows:

Base	Excess
1.15% of Final Average Salary	0.65% of Final Average Salary above the Covered Compensation Limit

“Final Average Salary” is defined under the plan to mean the average of the highest five consecutive salaries over the prior 10 year period, with “salary” to be comprised of base salary, bonuses and any overtime pay, subject to annual limitations imposed by Section 401(a)(17) of the Internal Revenue Code. The Covered Compensation Limit is determined by the IRS based on an average of Social Security taxable wage bases for certain years. For 1999 (the year in which the plan was frozen) and prior years, the Covered Compensation limit was $72,600 or less.

There is no provision in the plan for early retirement with unreduced benefits. The plan does provide for early retirement with reduced benefits subject to the executive’s attainment of age 55 and completion of ten years of service. Only Mr. O’Brien is eligible for early retirement under the plan. His early retirement benefits, if he were to elect to retire early, are to be calculated based on the “rule of 75” formula within the pension plan. Pursuant to this formula, participants with age plus years of service totaling at least 75 may retire early with the reduction in benefits split equally between the “base” and “excess” portions of the benefit formula. Thus, for each full year below age 65, there would be a reduction in the “base” benefit of 3% and the “excess” benefit would be reduced based on the applicable early retirement factor. The “early retirement factor,” which is a specific percentage based on the age at which a participant starts to receive benefit payments, reduces the monthly benefit to account for the additional years during which the participant will receive payments.

The normal form of benefits payment pursuant to the pension plan is a single life annuity (or, if married, an actuarially equivalent 50% joint and survivor annuity, which entitles the surviving spouse to continue receiving 50% of the monthly benefit after the participant’s death). The plan also provides for the participating named executive officer to select a single life annuity, a 66 2/3%, 75% or 100% joint and survivor annuity, a 5-, 10-, or 15-year period certain and life annuity (which provides reduced monthly payments for the participant’s life with a guarantee of at least 5, 10 or 15 years of payments, as applicable), or a Social Security adjustment annuity with respect to certain early retirement benefits (which provides increased monthly benefit payments before the participant’s Social Security benefits begin and reduced payments thereafter). No lump sum option is available unless the total value of the accumulated benefit is less than $5,000.

Dr. Matros

Dr. Matros is entitled to participate in a pension plan provided by Allweiler AG. In order to participate in the plan, employees of Allweiler AG must be employed for a qualifying period of 10 years. The pension amount available to each participant under the plan is based on the participant’s years of service and his or her “allowable income.” For purposes of the plan, “allowable income” generally means the monthly average of the participant’s base salary during the last year of service to Allweiler AG. Bonus payments are not included in “allowable income” unless such payments, during the last three years of service of the participant, represented more than 50% of the compensation paid to the participant during the last year of service, in which case “allowable income” means base salary plus 50% of the bonus payments during the last three years of service to Allweiler AG.

The normal monthly pension formula under the plan is 0.17% of the allowable retirement income multiplied by the allowable years of service for each participant. However, for executives such as Dr. Matros, the amount of the monthly pension benefit under the plan is 0.6% of the allowable retirement income, but not exceeding the contribution ceiling under the German statutory pension insurance, multiplied by the allowable years of service, with a minimum of €255.65 per month.

The normal retirement age under the German pension plan is age 63. Early retirement is permissible under the plan; provided, however, that the monthly pension amount is to be reduced by 0.5% for each month remaining until the participant attained age 63, up to a maximum reduction of 12%. All pension amounts under the plan are paid monthly.

Disability pension are permissible under the plan in the event a participant becomes “totally occupationally disabled,” as such term is defined under Section 43 of the German Social Security Code VI. Disability pensions are only granted upon application in writing by the participant. Upon death of a participant, his or her spouse is generally entitled to receive a pension amount equal to 60% of the pension that the participant would have received at the time of death or that the participant would have received upon disability. In addition, the participant’s children, generally under the age of 18, are entitled to receive a pension amount equal to 20% (or 30%, if no spousal pension is paid) of the pension that the participant would have received at the time of death or that the participant would have received upon disability; provided, however, the aggregate spousal and children pensions cannot exceed the participant’s aggregate pension on which they are based.

Name	Plan Name(1)	Number of Years Credited Service(#)(2)	Present Value of Accumulated Benefit ($)(3)	Payments During Last Fiscal Year($)
John A. Young	Retirement Plan for Salaried U.S. Employees of IMO Industries, Inc. and Affiliates	1	12,780	—

G. Scott Faison	Retirement Plan for Salaried U.S. Employees of IMO Industries, Inc. and Affiliates	1	10,475	—

Michael Dwyer	Retirement Plan for Salaried U.S. Employees of IMO Industries, Inc. and Affiliates	1	10,395	—

Thomas M. O’Brien	Retirement Plan for Salaried U.S. Employees of IMO Industries, Inc. and Affiliates	14	301,664	—

Dr. Michael Matros	Allweiler AG Company Pension Plan	11	38,412	—

(1)	The Retirement Plan for Salaried U.S. Employees of Imo Industries, Inc. and Affiliates was frozen to new participants or benefit accruals in January 1999.
(2)	Represents the number of years of credited service for each applicable named executive officer under the applicable plan, computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to our 2007 financial statements. The number of years of credited service represents each officer’s actual years of credited service.
(3)	Amounts represent the actuarial present value of each named executive officer’s accumulated benefit under the applicable plan, computed as of the date used for financial statement reporting purposes with respect to our 2007 financial statements and assuming the normal retirement age as set forth in the plan, or age 65 (for each officer other than Dr. Matros) and 63 (for Dr. Matros), respectively. For a discussion of the assumptions used to determine the accumulated present value, see Note 11 to our 2007 audited financial statements.

Nonqualified Deferred Compensation

In 2005, we established the Colfax Corporation Excess Benefit Plan to provide certain senior-level employees, including each of the named executive officers other than Dr. Matros, with an opportunity to defer a stated percentage of their base compensation or their annual bonus compensation without regard to the compensation limits imposed by the Internal Revenue Code for our 401(k) plan. We established the Excess Benefit Plan to allow our senior-level executives to contribute toward retirement on a tax-effective basis in a manner that is consistent with other Colfax employees who are not limited by the Internal Revenue Code limits. The plan is “unfunded,” meaning there is no asset segregated for the exclusive benefit of the named executive officers.

The Excess Benefit Plan allows the named executive officers to defer up to 50% of their base salaries and up to 50% of their bonus compensation. These deferral limits are the same as that of other employees who participate in our qualified 401(k) plan. In addition, we match up to 3% of all excess deferrals by the named executive officers and provide a 3% company contribution, each of which are the same percentage match and contribution, respectively, as provided under the 401(k) plan. Each of the participating named executive officers is fully vested in his deferral account, including company match contributions.

Deferrals under the Excess Benefit Plan may be invested in 13 different equity and fixed income reference investment funds which are selected periodically by the plan trustee to best match the funds offered in the qualified 401(k) plan. Each participating named executive officer can allocate his deferrals among these fund investment options and may change his election at any time by making a change of election with the plan administrator. Colfax invests its match and contribution amounts in the same investment options in the same amounts and allocations as the reference funds selected by the officer.

Simultaneously with the officer’s election to participate in the Excess Benefit Plan, the executive must elect the time of payment of his account balance upon termination of service. Because each of the named executive officers are likely “key employees” for purposes of Section 409A of the Internal Revenue Code, the executive is generally permitted to choose either (i) the last day of the month in which the six-month anniversary of termination occurs, or (ii) the later of January 31 of any of the five calendar years following the year of termination and the last day of the month in which the six-month anniversary of termination occurs. If no election is made, the benefit will be paid in a lump sum on the last day of the month which occurs six months after the executive’s termination date.

In addition, at the time of electing his timing of payment, the executive must also elect the form of payment of his account balance. The executive may select a lump sum payment or annual installments over a period of two to ten years. If no form of payment election is made, the form of payment will be a lump sum. The named executive officer may elect to change his timing or form of payment, provided, generally, that (i) the election may not take effect until 12 months after the election, (ii) the election may not be made less than 12 months prior to the date of the first scheduled payment under the current election and (iii) the first payment with respect to the subsequent election is deferred for a period of not less than five years from the date such payment would otherwise have been made.

Upon death or disability, the executive (or his beneficiary) is to be paid a lump sum payment equal to the executive’s account balance within 60 days after the year of death or the last day of the month in which the six-month anniversary of the executive’s disability occurs, respectively.

Notwithstanding the above, in the event the executive’s account balance at the time of his termination is less than $10,000, payment of the account balance upon termination will be made in a lump sum on or before the later of (i) December 31 of the calendar year of termination, or (ii) the date 2.5 months after the executive’s termination from service.

Name	Executive Contributions in Last FY($)(1)	Registrant Contributions in Last FY($)(2)	Aggregate Earnings in Last FY($)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last FYE($)(3)
John A. Young	21,199	23,199	4,698	—	90,563
G. Scott Faison	5,388	5,388	374	—	18,357
Michael Dwyer	2,650	5,099	503	—	14,150
Thomas M. O’Brien	1,240	8,240	23	—	17,695
Dr. Michael Matros	—	—	—	—	—

(1)	With respect to each applicable named executive officer, amounts represent deferred salary that are reported in the “Salary” column of the Summary Compensation Table above.
(2)	All amounts reported in this column for each applicable named executive officer are reported in the “All Other Compensation” column of the Summary Compensation Table above.
(3)	With respect to each applicable named applicable executive officer’s aggregate balance, the following amounts are reported in the Summary Compensation Table above: $44,398, Mr. Young; $10,776, Mr. Faison; $7,749, Mr. Dwyer; and $9,480, Mr. O’Brien.

Potential Payments Upon Termination or Change in Control

2001 and 2006 Plans.     For a general description of our 2001 Plan and 2006 Plan, including why our board of directors implemented such plans and the determination of each executive’s “percentage interest”, see the “Compensation Discussion and Analysis—Long-Term Cash Incentives” above.

2001 Plan.    Pursuant to the 2001 Plan, upon the consummation of this offering, each named executive officer, other than Dr. Matros, is entitled to receive a bonus payment, in cash or equity as determined by the board, equal to (i) the “net enterprise value” of Colfax as of the date of this offering, multiplied by (ii) the executive’s percentage interest.

In accordance with the terms of the 2001 Plan, the board has determined that the bonuses to be paid to each participating named executive officer upon the consummation of this offering will be paid both in restricted stock units and in cash.

The number of restricted stock units to be received by each participating named executive officer, assuming an initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the consummation of this offering is estimated to be as follows:

Mr. Young	77,446
Mr. Faison	38,723
Mr. Dwyer	30,979
Mr. O’Brien	46,468

The cash amount payable to each participating named executive officer under the plan, assuming an initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the consummation of this offering is estimated to be as follows:

Mr. Young	$1,239,136
Mr. Faison	$619,568
Mr. Dwyer	$495,654
Mr. O’Brien	$743,481

The 2001 Plan will terminate as a consequence of this offering.

2006 Plan.    Pursuant to the 2006 Plan, upon the consummation of this offering, each named executive officer will be entitled to receive a cash bonus payment equal to (i) the “stock appreciation pool” as of the date of the realization event, multiplied by (ii) the executive’s percentage interest. The “stock appreciation pool” is generally defined as the increase in the estimated or actual value of the common equity held by Colfax stockholders as of the offering, over the initial estimated value attributable to the common equity held by Colfax stockholders as of the date of grant, as determined in the sole discretion of the board of directors.

Pursuant to the 2006 Plan, the amount payable to each named executive officer under the plan, assuming an initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the consummation of this offering is estimated to be as follows:

Mr. Young	$2,608,174
Mr. Faison	$1,304,087
Mr. Dwyer	$1,304,087
Mr. O’Brien	$978,065
Dr. Matros	$1,304,087

The 2006 Plan will terminate as a consequence of this offering.

For purposes of the estimated cash and restricted stock units payable to each named executive officer set forth above, we have assumed the consummation of this offering on May 12, 2008 and an enterprise value of Colfax as of the consummation of the offering equal to $788,000,000 (based on the midpoint of the price range set forth on the cover page of this prospectus). The amounts are based solely on these assumptions and actual amounts payable to each named executive officer pursuant to the 2001 Plan and 2006 Plan upon this offering may differ.

Dr. Matros’ Service Contract.

As discussed above, pursuant to a resolution of the advisory board of Allweiler AG and his service contract with Allweiler AG, our German subsidiary, Dr. Matros is entitled to limited payments and benefits from Allweiler AG upon the events described below. We agreed to provide each of these benefits to Dr. Matros as we believe they are customary for German executives and consistent with local standards.

In addition to the payments and benefits described below, Dr. Matros is entitled to the accumulated balance under the Allweiler AG pension plan upon retirement, death and, in certain situations, disability, as more fully described in the Pension Benefits Table and accompanying narrative above.

The service contract contains customary confidentiality, invention assignment and noncompetition (effective during the term of the contract) provisions.

Accident Insurance Policy.    During the term of the service contract, Allweiler is required to maintain an accident insurance policy in favor of Dr. Matros, payable upon his death or disability, as follows:

•	in the event of death: a lump sum payment equal to his annual base salary then in effect, up to a maximum insurance amount of €300,000; and

•	in the event of disability: a lump sum payment equal to two times his annual base salary then in effect, up to a maximum insurance amount of €600,000.

Death.    In the event of Dr. Matros’ death during the term of the service contract, his dependent children, if any, are entitled to continued payment of his base salary in effect as of the start of the service contract (€185,000, or $272,477 in U.S. dollars, based on the conversion rate in effect as of December 31, 2007) for the month of death and the three following months. Any claim the children have to Dr. Matros’ pension during this time will be suspended and resumed upon completion of the payment period.

Disability.    In the event Dr. Matros is temporarily prevented from carrying out his duties due to sickness or other reasons beyond his control, he is entitled to continued receipt of his base salary in effect as of the start of the service contract (€185,000, or $272,477 in U.S. dollars, based on the conversion rate in effect as of December 31, 2007) for the earlier to occur of six months or the termination of the service contract. The service contract provides that the contract will be terminated three months after it is determined that Dr. Matros has become permanently incapable of performing his duties under the contract. In addition, in the event of sickness or other disability, Dr. Matros will be entitled to a pro rata portion of his annual cash bonus if his inability to work continues for at least three months.

Severance Payment.    In the event Allweiler AG does not renew the appointment of Dr. Matros to the management board of Allweiler AG after the end of his three-year term or after the one-year automatic extension, or in the event Allweiler terminates Dr. Matros’ appointment other than for cause (as defined under German law, indicated below), he is entitled to receive a lump sum severance payment equal to six months of his base salary then in effect plus, for each full year of service completed since November 14, 2006 (the date of his appointment), an additional one month of base salary, up to an additional 12 months of salary. This severance payment is in addition to the aggregate compensation otherwise owed to Dr. Matros under the initial three-year term of the service contract (i.e., continued payment of base salary and annual target bonus through December 31, 2009). Dr. Matros is not entitled to the above severance payment if:

•	his termination is due to cause, as set forth in Section 84(3) sentence 1 and 2 of the German Stock Corporation Act, or Section 626(1) of the German Civil Code (BGB);

•	we offer Dr. Matros a renewed appointment to the management board of Allweiler and Dr. Matros does not accept such offer;

•	Dr. Matros’ voluntary resigns or terminates the service contract; or

•	the service contract terminates, according to its terms, at the end of the month after Dr. Matros turns 65.

Estimate of Payments to Dr. Matros.    The table below sets forth the estimated payments and benefits to Dr. Matros upon the events described above. For purposes of these estimates, we have assumed the following:

•	the event occurred on December 31, 2007;

•	Dr. Matros’ base salary in effect as of December 31, 2007, or $272,477, with a monthly base salary rate of $22,706 per month;

•	in the event of death, continued payment of Dr. Matros’ base salary for three months (since the triggering event occurred at the end of December 2007);

•

in the event of disability/sickness, continued payment of Dr. Matros’ base salary for six months and no pro rata annual bonus payment since the full 2007 annual bonus payment (as disclosed in the Summary Compensation Table above) would be paid; and

•

in the event of termination of the service contract without cause or non-renewal of the service contract, in addition to the severance payment described above, continued payment of Dr. Matros’ base salary and target bonus (35% of base salary) through December 31, 2009 (i.e., two years of continued base salary and bonus).

	Cash Payment ($)	Accident Insurance ($)	Total ($)
Disability/Sickness	136,236	544,954	681,190
Death	68,118	272,477	340,595
Severance Payment and Salary/Bonus Continuation	894,630	—	894,630

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, we do not anticipate that any members of our compensation committee will serve as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Historically, our full board performed the functions of a compensation committee. During fiscal 2007, John Young, a director and our President and Chief Executive Officer, served as a member of our board of directors. In addition, Mitchell Rales and Steven Rales, two of our directors and principal stockholders had certain relationships with us during our fiscal year ended December 31, 2007. Please see “Certain Relationships and Related Party Transactions” for a description of these relationships.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Upon completion of this offering, we intend to adopt a related person transactions policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, will not be permitted to enter into a related person transaction with us without the consent of our audit committee, another independent committee of our board of directors or the full board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such persons’ immediate family members, in which the amount involved exceeds $120,000, will be required to be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person’s interest in the transaction and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction. A copy of our related person transactions policy will be available on our website at www.colfaxcorp.com.

Related Person Transactions

Set forth below is a summary of certain transactions since January 1, 2004 among us, our directors, our executive officers, beneficial owners of more than 5% of either class of our common stock or our preferred stock outstanding before completion of the offering and some of the entities with which the foregoing persons are affiliated or associated in which the amount involved exceeds or will exceed $120,000.

Management Fee

We pay a quarterly management fee of $250,000 to Colfax Towers, Inc., an entity that is wholly owned by Mitchell Rales and Steven Rales. Joseph Bunting, currently a Vice President and a director nominee, serves as an officer of Colfax Towers. Payment of this management fee is be discontinued following this offering.

Preferred Stock Redemption

In April 2005, in connection with the sale of our power transmission business, we redeemed shares of our Series A Convertible Preferred Stock from each of Mitchell Rales and Steven Rales for an aggregate price of $82,000,000.

Registration Rights Agreement

We have entered into a registration rights agreement, dated May 30, 2003, with two of our directors and principal stockholders, Mitchell Rales and Steven Rales, pursuant to which they are entitled to rights with respect to the registration of certain of their shares following this offering under the Securities Act. For a description of these rights, see “Description of Capital Stock—Registration Rights Agreement.”

Stockholders’ Agreement

We have entered into an amended and restated stockholders’ agreement with a number of our stockholders, including John Young, our President and Chief Executive Officer, Mitchell Rales and Steven Rales, two of our directors and principal stockholders and certain of our other principal stockholders and certain entities associated with our principal stockholders. The agreement sets forth certain agreements regarding the composition of our board, restrictions on the transfer of shares of our stock prior to this offering, repurchase rights and drag-along rights, among other requirements. The agreement terminates by its terms upon the completion of this offering.

Underwriting Discount Reimbursement

We have agreed to reimburse the selling stockholders, Mitchell and Steven Rales and certain entities wholly owned by them, for the underwriting discount on the shares sold by them. The amount of this reimbursement is expected to be approximately $11.8 million, based on the number of shares to be sold by the selling stockholders calculated using the midpoint of the price range set forth on the cover of this prospectus. This is a one-time payment that will occur following the consummation of this offering. For a description of the selling stockholder holdings being sold, see “Principal and Selling Stockholders.”

Preferred Stock Dividends

The holders of our preferred stock, Mitchell Rales, Steven Rales and certain entities wholly controlled by them, are entitled to receive dividends in preference to any dividend on the common stock at the rate of LIBOR plus 2.50% per annum, when and if declared by the board of directors. Dividends of $14.4 million were declared on December 31, 2004 and paid on February 4, 2005. Dividends of $4.4 million were declared on April 8, 2005 and paid on April 11, 2005. Dividends of $12.2 million, $13.7 million and $9.2 million were declared on December 31, 2007, May 15, 2007 and December 31, 2005, but have not been paid due to restrictions on the payment of dividends in our existing credit facility. These declared but unpaid dividends will be paid out of the proceeds of this offering.

In addition, we intend to declare an additional dividend payable from the proceeds of this offering to our preferred stockholders. This dividend will accrue from January 1, 2008 through the consummation of this offering. Assuming a closing date of May 12, 2008 for this offering, the amount of this dividend would be $3.7 million.

Other Transactions

We intend to enter into indemnification agreements with our directors and executive officers. For a description of these agreements, see the section of this prospectus entitled “Description of Capital Stock—Limitation of Liability and Indemnification.”

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Capital Stock

The following table indicates information as of April 15, 2008 regarding the beneficial ownership of our capital stock by:

•	each person, or group of persons, who is known to beneficially own more than 5% of any class of our capital stock;

•	each of our directors and director nominees;

•	each of the named executive officers; and

•	all of our directors and executive officers as a group.

The percentages shown are based on 32,809,982 shares of common stock outstanding as of April 15, 2008 and 41,229,588 shares of common stock outstanding after the offering, including 10,924,053 shares issuable upon conversion of our outstanding preferred stock, 7,825,947 shares that are being offered for sale by us in this offering and 593,659 shares underlying vested restricted stock units that will be granted to certain of our current and former executive officers upon the consummation of this offering pursuant to previously adopted executive compensation plans. The amounts shown assume conversion of our outstanding preferred stock and reflect the 13,436.22841 - for-1 split of our outstanding common stock. We have also assumed for the purposes of this table an initial offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus. The selling stockholders are offering all of the shares of common stock into which the preferred stock will convert. The number of shares offered by them will equal $174.8 million (the original issue price of the preferred stock) divided by the initial offering price. The number of shares offered by us is calculated by subtracting the number of shares offered by the selling stockholders from 18,750,000, the total number of shares being offered in this offering.

Beneficial ownership is determined in accordance with the SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. The rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in our case is April 15, 2008. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of the shares of our common or preferred stock, as the case may be. Except as otherwise noted below, the address for each person listed on the table is c/o Colfax Corporation, 8730 Stony Point Parkway, Suite 150, Richmond, Virginia 23235.

			Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
Beneficial Owner	Number of Shares Beneficially Owned Before Offering				Before Offering		After Offering		With Exercise of the Overallotment Option
Patrick W. Allender	200,226	(1)	—	200,226	*	%	*	%	*	%
C. Scott Brannan	—		—	—	—		—		—
Joseph O. Bunting III	200,804		—	200,804	*		*		*
Thomas S. Gayner	—		—	—	—		—		—
Clay Kiefaber	—		—	—	—		—		—
Mitchell P. Rales	19,783,974	(2)	10,638,364	9,145,610	59.0		22.2		20.8
Steven M. Rales	19,783,974	(3)	10,638,364	9,145,610	59.0		22.2		20.8
Rajiv Vinnakota	—		—	—	—		—		—
John A. Young	378,645	(4)	—	378,645	1.1		*		*
G. Scott Faison	38,723	(5)	—	38,723	*		*		*
Thomas M. O’Brien	46,468	(6)	—	46,468	*		*		*
Michael Dwyer	30,979	(7)	—	30,979	*		*		*
Dr. Michael Matros	—		—	—	—		—		—
Capital Yield Corporation	19,388	(8)	—	19,388	*		*		*
Colfax Capital Corporation	8,185,301	(9)	8,185,301	—	24.5		—		—
Janalia Corporation	2,167,374	(10)	2,167,374	—	6.4		—		—
All executive officers and directors as a group (17 persons)	30,276,438		10,924,053	19,352,385	90.6		46.9		43.9
*	Represents beneficial ownership of less than 1%.

(1)	Includes 199,259 shares owned by the John W. Allender Trust, of which Patrick Allender is trustee. Mr. Allender disclaims beneficial ownership all shares held by the John W. Allender Trust except to the extent of his pecuniary interest therein.
(2)

Includes (i) 9,126,222 shares held directly by Mitchell Rales, (ii) 19,388 shares held by Capital Yield Corporation, of which Mitchell Rales and Steven Rales are the sole stockholders, (iii) 285,689 shares issuable upon conversion of preferred stock held directly by Mitchell Rales and (iv) 10,352,675 shares issuable upon conversion of preferred stock held by Colfax Capital Corporation and Janalia Corporation, of which Mitchell Rales and Steven Rales are the sole stockholders. Mitchell Rales disclaims beneficial ownership of those shares that are owned by Steven Rales. The business address of Mitchell Rales, and of Capital Yield Corporation, Colfax Capital Corporation and Janalia Corporation is 12th Floor 2099 Pennsylvania Avenue, N.W., Washington, D.C. 20006.

(3)

Includes (i) 9,126,222 shares held directly by Steven Rales, (ii) 19,388 shares held by Capital Yield Corporation, of which Steven Rales and Mitchell Rales are the sole stockholders, (iii) 285,689 shares issuable upon conversion of preferred stock held directly by Steven Rales and (iv) 10,352,675 shares issuable upon conversion of preferred stock held by Colfax Capital Corporation and Janalia Corporation, of which Steven Rales and Mitchell Rales are the sole stockholders. Steven Rales disclaims beneficial ownership of those shares that are owned by Mitchell Rales. The business address of Steven Rales, and of Capital Yield Corporation, Colfax Capital Corporation and Janalia Corporation is 12th Floor 2099 Pennsylvania Avenue, N.W., Washington, D.C. 20006.

(4)

Includes 77,446 shares deemed beneficially owned as a result of restricted stock units expected to be received upon consummation of this offering under previously granted awards. This amount is based upon an assumed initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Management – Compensation Discussion and Analysis – Potential Payments Upon Termination or Change in Control.”

(5)	Includes 38,723 shares deemed beneficially owned as a result of restricted stock units expected to be received upon consummation of this offering under previously granted awards. This amount is based upon an assumed initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Management – Compensation Discussion and Analysis – Potential Payments Upon Termination or Change in Control.”
(6)

Includes 46,468 shares deemed beneficially owned as a result of restricted stock units expected to be received upon consummation of this offering under previously granted awards. This amount is based upon an assumed initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Management – Compensation Discussion and Analysis – Potential Payments Upon Termination or Change in Control.”

(7)	Includes 30,979 shares deemed beneficially owned as a result of restricted stock units expected to be received upon consummation of this offering under previously granted awards. These amounts are based upon an assumed initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Management – Compensation Discussion and Analysis – Potential Payments Upon Termination or Change in Control.”
(8)	Joseph O. Bunting III, who will serve as a director of our company upon consummation of this offering, serves as an officer of Capital Yield Corporation. Mitchell Rales and Steven Rales are each deemed to be the beneficial owner of all of the shares held by Capital Yield Corporation.
(9)	The number of shares of common stock attributed to Colfax Capital Corporation are issuable upon conversion of the preferred stock held by this entity. Joseph O. Bunting III, who will serve as a director of our company upon consummation of this offering, serves as an officer of Colfax Capital Corporation. Mitchell Rales and Steven Rales are each deemed to be the beneficial owner of all of the shares held by Colfax Capital Corporation.
(10)	The number of shares of common stock attributed to Janalia Corporation are issuable upon the conversion of the preferred stock held by this entity. Joseph O. Bunting III, who will serve as a director of our company upon consummation of this offering, serves as an officer of Janalia Corporation. Mitchell Rales and Steven Rales are each deemed to be the beneficial owner of all of the shares held by Janalia Corporation.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $ 0.001 par value per share and 10,000,000 shares of preferred stock, $ 0.001 par value per share. Immediately after the completion of the offering, 41,229,588 shares of common stock and no shares of preferred stock will be outstanding.

Common Stock

The holders of shares of common stock are entitled to one vote per share held on all matters submitted to a vote at a meeting of stockholders. Each stockholder may exercise its vote either in person or by proxy. Stockholders are not entitled to cumulate their votes for the election of directors, which means that, subject to any rights as may be granted to the holders of shares of preferred stock, if any, the holders of more than 50% of the outstanding shares of common stock are able to elect all of the directors to be elected by holders of shares of common stock and the holders of the remaining shares of common stock will not be able to elect any director. Subject to any preferences to which holders of shares of preferred stock, if any, may be entitled, the holders of outstanding shares of common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event that we liquidate, dissolve or wind up, the holders of outstanding shares of common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences, if any, to which holders of shares of preferred stock, if any, may be entitled. The holders of outstanding shares of common stock do not have any preemptive, subscription, redemption or sinking fund rights. The outstanding shares of common stock are, and the shares to be issued in the offering will, upon issuance and sale as contemplated hereby, be duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

Currently, there are 174,784.828 shares of preferred stock issued and outstanding. Upon the consummation of this offering, all outstanding shares of our preferred stock will convert into shares of common stock. Following this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock.

Our charter authorizes us to issue up to 10,000,000 shares of preferred stock, in one or more series and containing the rights, privileges and limitations, including dividend rights, voting rights, conversion privileges, redemption rights, liquidation rights or sinking fund rights, as may from time to time be determined by our Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings or other matters as the Board of Directors deems to be appropriate. In the event that any shares of preferred stock shall be issued, a Certificate of Designation, setting forth the series of the preferred stock and the relative rights, privileges and limitations with respect thereto, is required to be filed with the Secretary of State of the State of Delaware. The effect of having preferred stock authorized is that our Board of Directors alone, within the bounds of and subject to the federal securities laws and the Delaware Law, may be able to authorize the issuance of preferred stock, which may adversely affect the voting and other rights of holders of common stock. The issuance of preferred stock may also have the effect of delaying or preventing a change in control of our company. As of the date of this Prospectus, our Board of Directors has not authorized any series of preferred stock, and there are no plans, arrangements or understandings for the issuance of any shares of preferred stock.

Registration Rights Agreement

Under our registration rights agreement, two of our directors and principal stockholders, Mitchell Rales and Steven Rales, have registration rights with respect to 29,195,885 shares of common stock beneficially held by them, including 10,924,053 shares of common stock issuable upon conversion of preferred stock beneficially held by them, assuming an initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. All shares of common stock issuable upon conversion of preferred stock are expected to be sold in this offering by the selling stockholders. These registration rights are as follows:

Demand Registration Rights.    At any time during the period beginning six months after the consummation of this offering and ending five years thereafter, holders of at least 30% of the registrable shares can request that we file up to two registration statements registering all or a portion of their registrable shares, provided that the net offering price for such registration is at least $5,000,000. We are not required to effect a demand registration if we have effected a prior demand registration within the 180-day period preceding a new demand registration request, or if at the time of any demand registration request we have an effective shelf registration statement pursuant to which the demanding holders may effect the disposition of their registrable shares. Under specified circumstances, we have the right to defer filing of a requested registration statement for a period of not more than 90 days, with aggregate deferrals not to exceed 120 days in any 12-month period without our first obtaining prior written approval of a majority of the holders of registrable shares. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

“Piggy-Back” Registration Rights.    After completion of this offering, whenever we propose to file a registration statement under the Securities Act for an offering of common stock for our own account or for the account of any holder or holders of common stock, the holders of registrable shares are entitled to notice of the registration and have the right to include their registrable shares in such registration. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares having registration rights to be included in the registration under certain circumstances.

Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the holders of registrable shares have the right to demand that we file up to two registration statements, including shelf registration statements, for the requesting holders on Form S-3 so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $750,000. We may amend any shelf registration to permit the requested disposition within 20 business days after a Form S-3 registration request is made, and such amendment will satisfy our obligations to the requesting holder. We are not required to effect a Form S-3 registration if we have effected a prior demand registration or Form S-3 registration within the 180-day period preceding a new Form S-3 registration request. Under specified circumstances, we have the right to defer filing of a requested registration statement for a period of not more than 90 days, with aggregate deferrals not to exceed 120 days in any 12-month period without our first obtaining prior written approval of a majority of the holders of registrable shares. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares having registration rights to be included in the registration under certain circumstances.

Expenses of Registration.    We will pay all fees and expenses relating to all demand registrations, piggy-back registrations and Form S-3 registrations, other than: (i) underwriting discounts and fees, (ii) brokerage and sales commissions, (iii) transfer and documentary stamp taxes, and (iv) all fees and expenses of any counsel to holders.

Registrable Shares of Common Stock.    The registration rights described above apply only to shares of common stock held by our principal stockholders on May 30, 2003 or upon the conversion of shares of preferred stock held by them as of May 30, 2003. Shares cease to be registrable shares upon their sale pursuant to a registration statement filed under the Securities Act or their sale under Rule 144 promulgated under the Securities Act. Moreover, as to each holder, such holder’s registrable shares will no longer be considered registrable shares under the registration rights agreement if they cease to be outstanding or are otherwise transferred or disposed of without restriction or any required registration under the Securities Act.

Delaware Anti-Takeover Law and Selected Charter and Bylaw Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Section 203 defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation; and

•	any entity or person affiliated with or controlling or controlled by the entity or person.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. Because Mitchell Rales and Steven Rales acquired their shares from us prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with them or their affiliates.

The application of Section 203 may make it difficult and expensive for a third-party to pursue a takeover attempt we do not approve, even if a change in control would be beneficial to the interests of our stockholders.

Charter and Bylaw Provisions

Majority Voting Provisions for Director Elections

Under our bylaws, election of directors will be by a majority of votes cast, or a plurality in the event that, as of the tenth day proceeding the day notice of the meeting at which directors are to be elected has been mailed to stockholders, the number of director nominees exceeds the number of directors to be elected. A director who fails to achieve a majority of votes cast in an uncontested election will be required to offer irrevocably to resign from the board of directors, and the remaining directors will determine whether to accept the resignation. Vacancies created by resignations or otherwise may be filled by vote of the remaining directors.

Number of Directors; Removal; Filling Vacancies

Our bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors comprising the entire board will be fixed from time to time by action of not less than a majority of the directors then in office. The number may not be less than three or more than nine, unless approved by action of not less than two-thirds of the directors then in office. In addition, the bylaws provide that, subject to any rights of holders of preferred stock, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board resulting from death, resignation, retirement, disqualification or removal of directors or any other cause may be filled only by the board (and not by the stockholders unless there are no directors then in office), provided that a quorum is then in office and present, or by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Accordingly, the board could prevent any stockholder from enlarging the board and filling the new directorships with that stockholder’s own nominees.

Limitation on Special Meeting; No Stockholder Action by Written Consent

The certificate and the bylaws provide that (subject to the rights, if any, of holders of any class or series of preferred stock then outstanding) (i) only the chairman of the board or a majority of the board of directors will be able to call a special meeting of stockholders; (ii) the business permitted to be conducted at a special meeting of stockholders shall be limited to matters properly brought before the meeting by or at the direction of the board; and (iii) stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and may not be taken by written consent. These provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of our stockholders.

This procedure provides that, subject to the rights of any holders of preferred stock, only persons who are nominated by or at the direction of the board, any committee appointed by the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as directors. The procedure provides that at an annual meeting only that business may be conducted as has been brought before the meeting by, or at the direction of, the board, any committee appointed by the board, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring that business before the meeting. Under the procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting generally must be received by the secretary at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (although under certain circumstances the notice period may differ). A stockholder’s notice proposing to nominate a person for election as director must contain specific information about the nominating stockholder and the proposed nominee. A stockholder’s notice relating to the conduct of business other than the nomination of directors must contain specific information about the business and about the proposing stockholder. If the chairman of the board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the procedure, the person will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

By requiring advance notice of nominations by stockholders, this procedure affords our board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board, to inform stockholders about his qualifications. By requiring advance notice of other proposed business, the procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the board, provides the board with an opportunity to inform stockholders, prior to the meetings, of any business proposed to be conducted at the meetings, together with any recommendations as to the board’s position regarding action to be taken with respect to the business, so that stockholders can better decide whether to attend the meeting or to grant a proxy regarding the disposition of the business.

Although the bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, if the proper advance notice procedures are not followed, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us or our stockholders.

Limitation of Liability of Directors

Our certificate of incorporation and our bylaws will provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services provided to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management. See “—Limitation of Liability and Indemnification.”

Limitation of Liability and Indemnification

Our certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by Delaware law. We may limit the extent of this indemnification by individual contracts with our directors and executive officers. Furthermore, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by any director or executive officer or any proceeding by any director or executive officer against us or our directors, officers, employees or other agents, unless indemnification is expressly required to be made by law or the proceeding was authorized by our board of directors.

We intend to enter into indemnification agreements with each of our current directors and some of our executive officers to give the directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of Colfax for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so. We have directors’ and officers’ liability insurance.

Transfer Agent and Registrar

Registrar and Transfer Company will serve as transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the New York Stock Exchange under the trading symbol “CFX.”

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. Further, sales of substantial amounts of common stock in the public market, or the perception that substantial sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

Based upon an assumed initial offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus after this offering, 41,229,588 shares of common stock will be outstanding assuming no exercise of the underwriters’ overallotment option and no exercise of options. All of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. Subsequently, these remaining shares will be available for sale in the public market as follows:

Date of Availability of Sale	Approximate Number of Shares
As of the date of this prospectus	0
90 days after the date of the prospectus	0
120 days after the date of the prospectus	0
180 days after the date of this prospectus (although a portion of the shares will be subject to specified volume limitations pursuant to Rule 144)	21,855,929

Lock-Up Agreements

Our executive officers, directors, and stockholders holding virtually all of the shares of our capital stock have agreed, subject to limited exceptions, that, for a period of 180 days from the date of this prospectus, they will not, without the prior written consent of Merrill Lynch, sell, offer, contract to sell, pledge or otherwise dispose of shares of our common stock or any securities convertible into, or exercisable or exchangeable for our common stock or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, other than shares of common stock disposed of as bona fide gifts approved by Merrill Lynch. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Rule 144

In general, under Rule 144 under the Securities Act of 1933, as amended effective February 15, 2008, a person who is deemed an affiliate of ours, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 412,296 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

The sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition, under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who had beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without restriction, provided we have been in compliance with our reporting requirements under the Securities Exchange Act of 1934 for the six months following satisfaction of the six month holding period.

Rule 701

Rule 701 under the Securities Act of 1933, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with specified restrictions, including the holding period requirement, of Rule 144. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates who purchased shares under a written compensation plan or contract may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements with the underwriters and will only become eligible for sale at the expiration of the 180-day lock-up agreements or upon obtaining the prior written consent of Merrill Lynch, but in either event, no sooner than 90 days after this offering.

Registration Rights Agreement

Based upon an assumed initial offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon completion of this offering, the holders of 18,271,832 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See the section of this prospectus entitled “Description of Capital Stock—Registration Rights Agreement.”

Equity Incentive Plans

We intend to file a registration statement on Form S-8 registering the shares of common stock reserved for issuance under our 2008 Omnibus Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the contractual arrangement described above, if applicable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock, and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation or partnership created or organized in or under the laws of the U.S., or of any state or the District of Columbia other than a partnership treated as foreign under U.S. Treasury regulations; or

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

This discussion does not consider:

•	U.S. state, local and non-U.S. tax consequences;

•

all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by various determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•

special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate making cash distributions on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we make distributions on our common stock, those payments will constitute dividends for U.S. federal tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty. You are urged to consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a Form W-8BEN certifying your eligibility for the lower treaty rate.

If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•

in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund on a timely basis with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the U.S., the dividend will generally be exempt from U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the U.S., in which case the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•

you are an individual who holds our common stock as a capital asset, are present in the U.S. for 183 days or more in the taxable year of the disposition and meet other requirements, in which case the gain will be taxed at a rate of 30%; or

•

we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock, in which case the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a USRPHC generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder, as specially defined for U.S. federal estate tax purposes, at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•

is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

We and the selling stockholders intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and UBS Securities LLC are acting as representatives of the underwriters named below and joint book-running managers for this offering. Subject to the terms and conditions described in an underwriting agreement between us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the number of shares listed opposite their name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
UBS Securities LLC
Robert W. Baird & Co. Incorporated
Banc of America Securities LLC
Deutsche Bank Securities Inc.
KeyBanc Capital Markets Inc.

Total	18,750,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. We have agreed to reimburse the selling stockholders for the underwriting discount on the shares sold by them. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Colfax Corporation	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 2,812,500 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 937,500 shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, customers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase by 9:00 a.m. Eastern Time on the day following the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and all other existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the 180-day period referred to above, we issue an earnings release or material news or a material event relating to the company occurs or (y) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We have applied to list our shares on the New York Stock Exchange, subject to notice of issuance, under the symbol “CFX.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The representatives may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Merrill Lynch is arranger and syndication agent under our amended credit facility. Affiliates of Merrill Lynch, UBS Securities LLC and Banc of America Securities LLC, underwriters in this offering, are parties to our credit facility. Affiliates of Merrill Lynch and Banc of America Securities LLC will receive approximately $3.6 million and $1.5 million, respectively, of the proceeds used to pay a portion of the indebtedness outstanding under the Term B loan under our credit facility. In addition, Banc of America Securities LLC is the sole lead arranger and sole book manager for and affiliates of Merrill Lynch, Lehman Brothers, UBS Investment Bank and Key Banc Capital Markets are lenders under the new credit facility that we expect to enter into upon the completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

In connection with the issue, the underwriters will not be responsible to anyone for providing advice in relation to the offering or for providing the protections that may be afforded to their clients, if any.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of shares to the public in that Relevant Member State may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last fiscal year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that (i) no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive and (ii) each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the underwriters and us that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied for that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes all relevant implementing measures in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will be deemed to have represented, warranted and agreed to and with the underwriters and us that (a) the shares acquired by it have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors (except in any Relevant Member State in which a prospectus in relation to the shares has been approved by the competent authority in that Relevant Member State and duly published or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State), or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale, or (b) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons. We and the underwriters and each of their respective affiliates and others will rely upon the truth and accuracy of the foregoing representation, warranty and agreement.

Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of Merrill Lynch, be permitted to subscribe for or purchase shares.

United Kingdom

Each representative and underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of shares of the common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of the common stock in, from or otherwise involving the United Kingdom.

India

This offering is being made strictly on a private placement basis in India and is not intended to be circulated to more than 49 persons in India. Nothing in this prospectus shall constitute and/or deem to constitute an offer or an invitation to an offer to the Indian public or any section thereof to subscribe for or otherwise acquire the shares of the Company. This prospectus should not be construed to be a prospectus or a statement in lieu of prospectus under the Companies Act, 1956.

This prospectus and the contents hereof are restricted for only the intended recipients who have been addressed directly and specifically through a communication by the Company and only such recipients are eligible to apply for the shares. All investors are required to comply with the relevant regulations/guidelines applicable to them for investing in this offering.

Further, since the offering is being made on a private placement basis in India, the provisions of Section 60 of the Companies Act, 1956, shall not be applicable and accordingly, a copy of this prospectus has not been filed or submitted to the Registrar of Companies or the Securities and Exchange Board of India for review and/or approval.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

LEGAL MATTERS

The legal validity of the shares of common stock we are offering will be passed upon for us by Hogan & Hartson LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related schedule of Colfax Corporation at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to us and the common stock being offered, reference is made to the registration statement and the related exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are qualified by reference to the copy of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the SEC in Washington D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements audited by an independent accounting firm and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

Report of Independent Registered Public Accounting Firm

The Board of Directors of

Colfax Corporation

We have audited the accompanying consolidated balance sheets of Colfax Corporation as of December 31, 2007 and 2006, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the table of contents as Schedule II. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Colfax Corporation at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As explained in Note 5 to the consolidated financial statements, on January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 and at December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R).

/s/ Ernst & Young LLP

Richmond, Virginia

March 7, 2008

Except for Note 19,

as to which the date is

April 21, 2008

COLFAX CORPORATION

CONSOLIDATED BALANCE SHEETS

Dollars in thousands, except per share amounts

	December 31
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$48,093	$7,608
Trade receivables, less allowance for doubtful accounts of $1,812 and $1,650	84,430	67,833
Other receivables	333	2,693
Inventories, net	68,287	57,113
Deferred income taxes, net	10,140	7,476
Asbestos insurance asset	19,059	24,231
Asbestos insurance receivable	44,664	—
Prepaid expenses	7,676	3,312
Other current assets	4,385	4,536

Total current assets	287,067	174,802
Deferred income taxes, net	36,447	64,230
Property, plant and equipment, net	88,391	79,960
Goodwill	168,959	144,467
Intangible assets, net	16,394	9,764
Asbestos insurance receivable	—	41,085
Long-term asbestos insurance asset	286,169	272,875
Deferred loan costs, pension and other assets	13,113	10,043

	$896,540	$797,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$48,910	$38,114
Accrued asbestos liability	28,901	29,032
Accrued liabilities	67,923	60,515
Current portion of long-term debt and notes payable	2,640	2,541

Total current liabilities	148,374	130,202
Long-term debt, less current portion	203,853	186,179
Long-term dividend payable to shareholders	35,054	9,238
Long-term asbestos liability	347,332	359,888
Pension and accrued post-retirement benefits	71,365	82,208
Deferred income tax liability	9,908	8,375
Other liabilities	27,603	15,237

Total liabilities	843,489	791,327
Shareholders’ equity:
Preferred stock: $0.001 par value; authorized 256,785; issued and outstanding 174,785	1	1
Common stock: $0.001 par value; authorized 200,000,000; issued and outstanding 21,885,929	22	22
Additional paid-in capital	201,660	201,660
Retained deficit	(109,238)	(141,561)
Cumulative foreign currency translation adjustment	19,448	10,496
Net unrealized investment gains	—	667
Pension and post-retirement plan adjustment, net	(58,842)	(65,386)

Total shareholders’ equity	53,051	5,899

	$896,540	$797,226

See accompanying notes to consolidated financial statements.

COLFAX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Dollars in thousands, except per share amounts

	Year ended December 31
	2007	2006	2005
Net sales	$506,305	$393,604	$345,478
Cost of sales	330,714	256,806	222,353

Gross profit	175,591	136,798	123,125
Selling, general and administrative expenses	98,500	80,103	74,594
Research and development expenses	4,162	3,336	2,855
Legacy asbestos (income) expense (Note 18)	(50,346)	33,816	18,112

Operating income	123,275	19,543	27,564
Interest expense	19,246	14,186	9,026

Income before income taxes and discontinued operations	104,029	5,357	18,538
Provision for income taxes	39,147	3,866	6,907

Income from continuing operations	64,882	1,491	11,631
Discontinued operations:
Income from discontinued operations, net of income taxes	—	—	356
(Loss) gain on disposal, net of income taxes	—	(1,397)	260

Net income	64,882	94	12,247

Other comprehensive income (loss), net of income taxes:
Foreign currency translation, net of $(265), $(23) and $288 tax (expense) benefit	8,952	6,545	(11,920)
Net unrealized investment (losses) gains, net of $409 and $(409) tax benefit (expense)	(667)	667	—
Pension and post-retirement plan adjustment, net of $(6,051), $(6,381) and $6,931 tax (expense) benefit	6,544	9,721	(10,398)

Other comprehensive income (loss)	14,829	16,933	(22,318)

Comprehensive income (loss)	$79,711	$17,027	$(10,071)

Net income	$64,882	$94	$12,247
Dividends on preferred stock	(25,816)	—	(13,600)

Net income (loss) available to common shareholders	$39,066	$94	$(1,353)

Earnings (loss) per share—basic and diluted:
Continuing operations	1.79	0.07	(0.09)
Discontinued operations	—	(0.06)	0.03

Net earnings (loss) per share	$1.79	$0.01	$(0.06)

Weighted average common shares	21,885,929	21,885,929	21,885,929

See accompanying notes to consolidated financial statements.

COLFAX CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

Years ended December 31, 2007, 2006 and 2005

Dollars in thousands

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Total Equity (Deficit)
Balance at December 31, 2004	$1	$22	$283,660	$(140,302)	$(45,291)	$98,090
Net income	—	—	—	12,247	—	12,247
Other comprehensive loss, net of $7,219 tax benefit	—	—	—	—	(22,318)	(22,318)
Redemption of preferred shares	—	—	(82,000)	—	—	(82,000)
Dividends declared	—	—	—	(13,600)	—	(13,600)

Balance at December 31, 2005	1	22	201,660	(141,655)	(67,609)	(7,581)
Net income	—	—	—	94	—	94
Other comprehensive income, net of $6,389 tax expense	—	—	—	—	16,933	— 16,933
Adjustment for adoption of SFAS						—
No. 158, net of $1,988 tax benefit	—	—	—	—	(3,547)	(3,547)

Balance at December 31, 2006	1	22	201,660	(141,561)	(54,223)	5,899
Net income	—	—	—	64,882	—	64,882
Other comprehensive income, net of $5,907 tax expense	—	—	—	—	14,829	— 14,829
Adjustment for adoption of FIN 48	—	—	—	(6,743)	—	(6,743)
Dividends declared	—	—	—	(25,816)	—	(25,816)

Balance at December 31, 2007	$1	$22	$201,660	$(109,238)	$(39,394)	$53,051

See accompanying notes to consolidated financial statements.

COLFAX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in thousands

	Year ended December 31
	2007	2006	2005
Cash flows from operating activities:
Net income	$64,882	$94	$12,247
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Income from discontinued operations	—	—	(356)
Loss (gain) on disposal	—	1,397	(260)
Depreciation and amortization	15,239	11,481	11,430
Amortization of deferred loan costs	1,644	1,655	1,484
Gain on sale of fixed assets	(35)	(348)	(105)
Deferred income taxes	22,186	(6,208)	(3,444)
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables	(3,149)	(10,002)	(2,143)
Inventories	(2,279)	(12,466)	(7,407)
Accounts payable and accrued liabilities	5,353	17,959	9,547
Other current assets	(2,304)	(3,133)	(1,003)
Change in asbestos liability, net of asbestos insurance asset and receivable	(24,388)	(2,785)	(12,665)
Changes in other operating assets and liabilities	(2,666)	(14,999)	(15,079)

Net cash provided by (used in) operating activities	74,483	(17,355)	(7,754)
Cash flows from investing activities:
Purchases of fixed assets	(13,671)	(10,236)	(7,081)
Acquisitions, net of cash received	(32,987)	—	(11,357)
Proceeds from sale of fixed assets	133	157	3,370
Proceeds from sale of power transmission business	—	—	(3,364)

Net cash used in investing activities	(46,525)	(10,079)	(18,432)
Cash flows from financing activities:
Borrowings under term credit facility	55,000	—	43,392
Payments under term credit facility	(11,791)	(1,590)	—
Dividends paid to preferred shareholders	—	—	(18,742)
Proceeds from borrowings on revolving credit facilities	58,000	63,000	59,000
Repayments of borrowings on revolving credit facilities	(86,500)	(34,500)	(66,774)
Payments on capital leases	(449)	(349)	(346)
Payments made for loan costs	(1,368)	—	(432)
Payment of deferred stock issuance costs	(1,155)	—	—
Redemption of stock	—	—	(82,000)

Net cash provided by (used in) financing activities	11,737	26,561	(65,902)
Effect of exchange rates on cash	790	660	(314)

Increase (decrease) in cash and cash equivalents	40,485	(213)	(92,402)
Cash and cash equivalents, beginning of year	7,608	7,821	100,223

Cash and cash equivalents, end of year	$48,093	$7,608	$7,821

Cash interest paid	$16,978	$12,371	$8,107

Cash income taxes paid	$12,931	$12,195	$7,920

See accompanying notes to consolidated financial statements.

COLFAX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007, 2006 and 2005

Dollars in thousands, unless otherwise noted

1. Organization and Nature of Operations

Colfax Corporation (the “Company”, “Colfax”, ”we” or “us”) is a global supplier of a broad range of fluid handling products, including pumps, fluid handling systems and specialty valves. We believe that we are a leading manufacturer of rotary positive displacement pumps, which include screw pumps, gear pumps and progressive cavity pumps. We have a global manufacturing footprint, with production facilities in Europe, North America and Asia, as well as worldwide sales and distribution channels. Our products serve a variety of applications in five strategic markets: commercial marine, oil and gas, power generation, global navy and general industrial. We design and engineer our products to high quality and reliability standards for use in critical fluid handling applications where performance is paramount. We also offer customized fluid handling solutions to meet individual customer needs based on our in-depth technical knowledge of the applications in which our products are used. Our products are marketed principally under the Allweiler, Fairmount, Houttuin, Imo, LSC, Portland Valve, Tushaco, Warren, and Zenith brand names. We believe that our brands are widely known and have a premium position in our industry. Allweiler, Houttuin, Imo and Warren are among the oldest and most recognized brands in the fluid handling industry, with Allweiler dating back to 1860.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of all significant Colfax operations which comprise the business. The Company owns 28% of the common shares of Allweiler Al-Farid Pumps Company (S.A.E.), an Egyptian Corporation and 44% of the common shares of Sistemas Centrales de Lubricación S.A. de C.V., a Mexican company. These investments are recorded in these statements using the equity method of accounting. Accordingly, $4.1 million and $1.4 million are recorded in other assets on the consolidated balance sheets at December 31, 2007 and 2006, respectively. The Company records its share of these investments’ net earnings, based on its economic ownership percentage. Accordingly, $1.5 million and $0.3 million of earnings from equity investments were included in selling, general and administrative expenses on the consolidated statements of operations for the years ended December 31, 2007 and 2006, respectively. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company recognizes revenues and costs from product sales when all of the following criteria are met: persuasive evidence of an arrangement exists, the fee is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectibility is probable. Product delivery occurs when title and risk of loss transfer to the customer. The Company’s shipping terms vary based on the contract. If any significant obligations to the customer with respect to such sale remain to be fulfilled following shipment, typically involving obligations relating to installation and acceptance by the buyer, revenue recognition is deferred until such obligations have been fulfilled. Any customer allowances and discounts (primarily volume discounts) are recorded as a reduction in reported revenues at the time of sale because these allowances reflect a reduction in the purchase price for the products purchased. These allowances and discounts are estimated based on historical experience and known trends. Revenue related to service agreements is recognized as revenue over the term of the agreement.

In some cases, customer contracts may include multiple deliverables for product shipments and installation or maintenance labor. The cost of the products is generally quoted separately from the service costs, and the services that are provided are available from other vendors. Revenues from product shipments on this type of contract are recognized when title and risk of loss transfer to the customer, and the service revenue components are recognized as services are performed.

For long-term contracts, revenue is generally recognized based on the percentage-of-completion method calculated on the units of delivery basis or the cost-to-cost basis. Percentage of completion revenue was approximately 2.9%, 3.8% and 2.2% of consolidated revenues for the years ended December 31, 2007, 2006 and 2005, respectively. For long-term contracts in which reasonable estimates cannot be made, the Company uses the completed contract method.

Amounts billed for shipping and handling are recorded as revenue. Shipping and handling expenses are recorded as cost of sales. Progress billings are generally shown as a reduction of inventory unless such billings are in excess of accumulated costs, in which case such balances are included in accrued liabilities. The Company accrues for bad debts, as a component of selling, general, and administrative expenses, based upon estimates of amounts deemed uncollectible and a specific review of significant delinquent accounts factoring in current and expected economic conditions. Product return reserves are accrued at the time of sale based on historical rates, and are recorded as a reduction to net sales.

The foregoing criteria are used for all classes of customers including original equipment manufacturers, distributors, government contractors and other end users.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company collects various taxes and fees as an agent in connection with the sale of products and remits these amounts to the respective taxing authorities. These taxes and fees have been presented on a net basis in the consolidated statements of operations and comprehensive income (loss) and are recorded as a liability until remitted to the respective taxing authority.

Research and Development

Research and development costs are expensed as incurred.

Advertising

Advertising costs of $0.6 million, $1.0 million, and $0.8 million for years ending December 31, 2007, 2006 and 2005, respectively, are expensed as incurred and have been included in selling, general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents include all financial instruments purchased with an initial maturity of three months or less.

Trade Receivables

Receivables are presented net of allowances for doubtful accounts. The Company records the allowance for doubtful accounts based on its best estimate of probable losses incurred in the collection of accounts receivable. Estimated losses are based on historical collection experience, and are reviewed periodically by management.

Inventories

Inventories include the costs of material, labor and overhead. Inventories are stated at the lower of cost or market. Cost is primarily determined using the first-in, first-out method. The Company periodically reviews its quantities of inventories on hand and compares these amounts to the expected usage of each particular product. The Company records as a charge to cost of sales any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost, which includes the fair values of such assets acquired (see Note 4). Depreciation of property, plant and equipment is provided for on a straight-line basis over estimated useful lives ranging from three to 40 years. Assets recorded under capital leases are amortized over the shorter of their estimated useful lives or the lease terms. The estimated useful lives or lease terms of assets range from three to 40 years. Repairs and maintenance expenditures are expensed as incurred unless the repair extends the useful life of the asset.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the costs in excess of the fair value of net assets acquired associated with acquisitions by the Company.

The Company evaluates the recoverability of goodwill and indefinite-lived intangible assets annually on December 31 or more frequently if events or changes in circumstances, such as a decline in sales, earnings, or cash flows, or material adverse changes in the business climate, indicate that the carrying value of an asset might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Estimated fair values for each reporting unit are established based upon the average of actual and projected EBITDA for the next two years (net income before income taxes, interest, depreciation and amortization) multiplied by related industry valuation multiples for recent transactions between unrelated parties. The determination of EBITDA is based on the Company’s actual results, budgets, and strategic plans. Related industry valuation multiples of EBITDA are obtained by the Company from investment bankers. This data is gathered from recent change of control transactions involving entities with comparable operations and economic characteristics within our industry. This valuation methodology is consistent with the objective of measuring fair value, and is commonly used by the investment banking community as one estimate of fair value. If valuation based upon EBITDA multiples demonstrates any possibility of impairment, the Company utilizes other valuation techniques, such as discounted cash flows, or multiples of earnings or revenues, to further define estimated fair value. If the carrying amount of a reporting unit exceeds its implied fair value, then the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The analysis indicated no impairment to be present for the years ended December 31, 2007, 2006 and 2005.

Impairment of Long-Lived Assets Other Than Goodwill and Indefinite-Lived Intangible Assets

Intangibles primarily represent acquired customer relationships, acquired order backlog, acquired technology, software license agreements and patents. Acquired order backlog is being amortized in the same period the corresponding revenue is recognized. A portion of the Company’s acquired customer relationships is being amortized over seven years based on the present value of the expected future cash flows from the acquired customers. All other intangibles are being amortized on a straight-line basis over their estimated useful lives, generally ranging from three to 15 years (see Note 8).

The Company assesses its long-lived assets other than goodwill and indefinite-lived intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be fully recoverable.

To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining lives of such assets. If these projected cash flows are less than the carrying amounts, an impairment loss would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amounts and the fair values of the assets. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using the discounted cash flow method or other accepted valuation techniques. No such impairments were recorded in 2007, 2006 or 2005.

Derivatives

The Company periodically enters into foreign currency, interest rate swap, and commodity derivative contracts. The Company uses interest rate swaps to manage exposure to interest rate fluctuations. Foreign currency contracts are used to manage exchange rate fluctuations and generally hedge transactions between the Euro and the U.S. dollar. Commodity futures contracts are used to manage costs of raw materials used in the Company’s production processes.

The Company enters into such contracts with financial institutions of good standing, and the total credit exposure related to non-performance by those institutions is not material to the operations of the Company. The Company does not enter into contracts for trading purposes.

Interest rate swaps and other derivatives are recognized on the balance sheet as assets and liabilities, measured at fair value. If a derivative is a hedge, a change in its fair value is either offset against the change in the fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

Self-Insurance

Certain operations of the Company are self-insured for U.S. medical, U.S. workers’ compensation, product liability and other liability exposure up to predetermined amounts above which third-party insurance applies. The Company is responsible for up to $0.2 million per occurrence under the retention program for workers’ compensation and $0.5 million per occurrence under the retention program for product liability with a $4.0 million aggregate with respect to domestic liability and $3.0 million with respect to foreign liability. The Company also has a $0.1 million per occurrence stop-loss limit under our group medical plan. For a discussion of asbestos liability, see Note 18. The Company accrues loss reserves up to the retention amounts when such amounts are reasonably estimable and probable. The accompanying consolidated balance sheets include estimated amounts for claims exposure based on experience factors and management estimates for known and anticipated claims as follows:

	2007	2006
Medical insurance	$569	$490
Workers’ compensation	217	240
Product liability (excluding asbestos)	—	—

Total self-insurance reserves	$786	$730

Warranty Costs

Estimated expenses related to product warranties are accrued at the time products are sold to customers and recorded as part of cost of sales. Estimates are established using historical information as to the nature, frequency, and average costs of warranty claims.

Warranty activity for the years ended December 31, 2007 and 2006 consisted of the following:

	2007	2006
Warranty liability at beginning of the year	$2,988	$2,534
Accrued warranty expense	(42)	1,383
Warranty service work performed	(348)	(798)
Assumed in acquisitions	143	—
Foreign exchange translation effect	230	(131)

Warranty liability at end of the year	$2,971	$2,988

Income Taxes

Income taxes for the Company are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is generally recognized in income in the period that includes the enactment date.

Valuation allowances are recorded if it is more likely than not that some portion of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors, including the expected level of future taxable income and available tax planning strategies. If actual results differ from the assumptions made in the evaluation of our valuation allowance, we record a change in valuation allowance through income tax expense in the period such determination is made.

Foreign Currency Exchange Gains and Losses

The Company’s financial statements are presented in U.S. dollars. The functional currencies of the Company’s operating subsidiaries are the local currencies of the countries in which each subsidiary is located. Assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. In 2007, 2006, and 2005 differences arising from translation of approximately $9.0 million, $6.5 million and $(11.9) million, respectively, are recorded in comprehensive income (loss). The foreign currency translation adjustment recorded in accumulated other comprehensive loss was approximately $19.4 million and $10.5 million at December 31, 2007 and 2006, respectively. The amounts recorded in each year are net of income taxes to the extent the underlying equity balances in the entities are not deemed to be permanently reinvested.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated for inclusion in the consolidated balance sheets are recognized in the consolidated statements of operations for that period. The foreign currency transaction gain (loss) in income was $(1.0) million, $0.1 million and, $(0.4) million for the years ended December 31, 2007, 2006, and 2005, respectively.

Debt Issuance Costs

Costs directly related to the placement of debt are capitalized and amortized using the straight-line method, which approximates the effective interest method over the term of the related obligation. Amounts written off due to early extinguishment of debt are charged to earnings. Cost and accumulated amortization related to debt issuance costs amounted to approximately $12.5 million and $7.4 million as of December 31, 2007 and $11.1 million and $5.7 million as of December 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For the Company, the estimates made in connection with the asbestos liability reserve and related insurance recoverables (as discussed in Note 18) represent the most significant estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Basic and Diluted Earnings Per Share

The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings (loss) from continuing operations per share (dollars in thousands, except per share amounts):

	Year ended December 31,
	2007	2006	2005
Numerator:
Income from continuing operations	$64,882	$1,491	$11,631
Dividends on preferred stock	(25,816)	—	(13,600)

Income (loss) from continuing operations available to common shareholders	$39,066	$1,491	$(1,969)

Denominator:
Weighted average shares of common stock outstanding-basic and diluted	21,885,929	21,885,929	21,885,929

Earnings (loss) from continuing operations per share-basic and diluted	$1.79	$0.07	$(0.09)

3. Discontinued Operations—Sale of Power Transmission Business Unit

On November 30, 2004, the Company sold substantially all assets and operating liabilities related to its Power Transmission business to Altra Holdings, Inc., (“Altra”) pursuant to an agreement dated October 25, 2004 for $175.8 million after final purchase price adjustments. As such, the Power Transmission business unit is classified in these financial statements as a discontinued operation.

Proceeds from the sale of $100.0 million were used by the Company to redeem preferred stock and pay dividends to the shareholders in 2005. Proceeds of $73.3 million were used to retire domestic senior term debt in the amount of $47.8 million, reduce the amount outstanding on the Company’s revolving credit line by $22.5 million and pay deal associated fees in the amount of $3.0 million. In January 2007, the Company received $2.5 million of funds held in escrow, plus accrued interest of $0.2 million.

The Company retained the retirement cost liability for retirees and terminated vested employees under U.S. defined benefit plans and other post-employment benefit plans including health and life insurance. In March of 2006, the Company was able to settle a portion of its liability under the terms of the other post-employment benefits plan (see Note 11). As a result, a gain of $9.1 million was recorded in 2006 in selling, general and administrative expense.

In addition, the Company retained certain real estate and associated liabilities in Roscoe, Illinois and Bishop Auckland, UK. The property located in Roscoe, Illinois was sold in August of 2005 and the Bishop Auckland, UK property was sold in December of 2004.

As a result of the divestiture of the Power Transmission business, a net gain of approximately $49.7 million, inclusive of a $15.6 million write-off in goodwill, was recorded in 2004. A further gain of approximately $0.3 million was recorded in 2005 primarily associated with the sale of retained real estate. In addition, in 2005, income from discontinued operations of approximately $0.4 million was recorded as a result of exiting a cross currency swap related to the divested business. In 2006 a loss of approximately $1.4 million was recorded as a result of settlement of claims made by the purchaser against amounts that were held in escrow. Revenues of $275.2 million and net income of $6.8 million (including allocated interest expense of $5.9 million), related to Power Transmission operations were reported in discontinued operations in 2004. Interest expense was allocated to discontinued operations based upon its percentage of the net assets. Certain retirement plan costs were allocated to discontinued operations during 2004 (see Note 11). Current liabilities of discontinued operations included in the balance sheet were approximately $0.1 million and $0.1 million at December 31, 2007 and 2006, respectively.

4. Acquisitions

The following acquisitions were accounted for using the purchase method of accounting and, accordingly, the accompanying financial statements include the financial position and the results of operations from the dates of acquisition. Goodwill resulted from the acquisitions as these transactions were all entered into to advance the Company’s fluid handling business.

On August 9, 2005, the Company purchased all the outstanding stock of Tushaco Pump Private Limited (“Tushaco”), a company organized under the laws of India, for approximately $11.5 million. Tushaco is a manufacturer of screw and gear pumps, headquartered in Mumbai, India with production facilities in Daiman and Vapi, India. As a result of the acquisition of Tushaco, intangible assets of approximately $8.1 million were recorded. The acquisition of Tushaco strengthened the Company’s presence in the expanding Asian market and provides a low cost production facility to serve global markets.

On January 31, 2007, the Company purchased all of the outstanding stock of Lubrication Systems Company of Texas (“LSC”), a manufacturer of fluid handling systems, including oil mist lubrication systems and lube oil purification systems, for $29.8 million. As a result of the acquisition of LSC, intangible assets of $22.4 million were recorded. The purchase of LSC complements the Company’s existing line of fluid handling products.

On November 29, 2007, the Company acquired Fairmount Automation, Inc. (“Fairmount”), an original equipment manufacturer of mission critical programmable automation controllers in fluid handling applications primarily for the U.S. Navy, for $4.5 million plus contingent payments based on future revenue and earnings targets. In addition to strengthening its existing position with the U.S. Navy, the Company intends to leverage Fairmount’s experienced engineering talent and technology expertise to develop a portfolio of fluid handling solutions with diagnostic and prognostic capabilities for use in industrial applications.

The Company’s preliminary purchase price allocation is based on fair value of the acquired assets and liabilities. This information is obtained mainly through due diligence and other information from the sellers, as well as tangible and intangible asset appraisals. The Company has completed its purchase price allocations for Tushaco and LSC and its preliminary purchase price allocation for Fairmount. The allocations are as follows:

	Fairmount	LSC	Tushaco
Cash	$1,155	$74	$126
Accounts receivable	243	5,809	1,078
Inventories	469	4,248	2,510
Prepaid expenses and other current assets	77	301	1,185
Property, plant and equipment	109	428	1,179
Goodwill	2,223	14,849	5,677
Trade name	90	870	422
Developed technology	860	2,770	—
Backlog of open orders	—	552	225
Customer relationships	990	3,360	1,842
Long-term deferred tax assets	—	—	11
Other long-term assets	—	1,381	—

Total assets acquired	$6,216	$34,642	$14,255

Accounts payable and accrued liabilities assumed	$1,750	$4,892	$2,789

Developed technology is being amortized over a term of approximately 6 to 15 years. Backlog of open orders is amortized over a term of approximately one year. Customer relationships are being amortized over periods of 7 to 10 years. The weighted average amortization period for intangibles subject to amortization is approximately six years.

Goodwill deductible for income tax purposes due to the LSC and Fairmount acquisitions is $14.4 million and $2.1 million, respectively.

The unaudited pro forma information below gives effect to these acquisitions as if they had occurred at the beginning of the period. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have occurred had the acquisitions been consummated as of that time.

	Pro Forma Year ended December 31,
(Dollars in thousands, except per share amounts)	2007	2006
Net sales	$510,021	$419,592
Net income (loss)	64,757	(829)

Earnings (loss) per common share—basic and diluted	2.96	(0.04)

The contract under which the Company purchased the operations of Warner Electric from Dana Corporation (“Dana”) in February 2000 contained a clawback provision which entitled the Company to funds from the seller if certain environmental indemnifications, primarily related to the Roscoe, Illinois location, were not utilized. The Company reached final settlement with Dana during 2005 and received cash and recorded income of approximately $3.1 million in selling, general and administrative expense.

5. Recent Accounting Pronouncements

In December 2004, the FASB issued two Staff Positions (FSPs) addressing accounting and disclosure issues related to certain provisions of the American Jobs Creation Act of 2004, which was signed into law in October 2004. FSP No. 109-1 addresses the application of FASB Statement No. 109 to the new tax deduction for qualified domestic production activities provided by this legislation. FSP No. 109-2 addresses accounting and disclosure considerations related to the one-time dividends received deduction the legislation provides to encourage U.S. companies to repatriate earnings from foreign subsidiaries. The Company’s current U.S. tax position significantly limits the potential benefit of a deduction for the qualified domestic production activities provision of the American Jobs Creation Act and is not expected to have a material impact effect on the consolidated financial statements. In December 2005, the Company repatriated approximately $28.8 million from a foreign subsidiary, of which a portion of this amount is considered eligible for the one-time dividends received deduction. The net tax result of this one-time dividend received deduction is reflected in the Company’s tax expense (see Note 10 for further discussion).

In June 2005, the FASB issued EITF issue 05-05, Accounting for Altersteilzeit (ATZ) Early Retirement Programs and Similar Type Arrangements. EITF 05-05 states that benefits provided under a Type II ATZ arrangement should be accounted for as a termination benefit under Statement 112. Recognition of the cost of the benefits begins at the time individual employees enroll in the ATZ arrangements (e.g., sign a contract). The consensus is effective for plans within its scope in the first fiscal year that begins after December 2005, and adoption of the pronouncement did not have a significant impact upon the Company.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, to create a single model to address accounting for uncertainty in tax positions. The Interpretation applies to all tax positions accounted for in accordance with SFAS No. 109 and requires a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on classification, interest and penalties, accounting in interim periods and transition, and significantly expands income tax disclosure requirements. The Interpretation is effective for public reporting companies for fiscal years beginning after December 15, 2006. As a result of the implementation of Interpretation No. 48, the Company has increased the net liability for unrecognized tax benefits by $6.7 million which resulted in a decrease to opening retained earnings as of January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides a definition of fair value, establishes a framework for measuring fair value, and requires additional disclosures about fair value measurements. This Statement applies to value measurements that are already required or permitted by other accounting standards, except for measurements of share-based payments and measurements that are similar to, but not intended to be, fair value and does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, and for fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. The Company is currently evaluating the effects of implementing the provisions of this Statement.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires employers to fully recognize, as an asset or liability, the overfunded or underfunded status of its benefit plans in the balance sheet and changes in that funded status to be recognized in comprehensive income (loss) in the year in which the changes occur. This Statement also requires a company to measure its plan assets and benefit obligations as of its year-end balance sheet date. The recognition provisions of SFAS No. 158 for public companies are effective for fiscal years ending after June 15, 2006, while the measurement date provisions are effective for fiscal years ending after December 15, 2008. As of December 31, 2006, the Company adopted the provisions of FAS No. 158. See Note 11 for further discussion of the effects of adopting SFAS No. 158 on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The pronouncement also establishes presentation and disclosure requirements to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effects of the adoption of SFAS No. 159.

6. Inventories

Inventories at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Raw materials	$29,122	$20,643
Work in process	31,614	26,029
Finished goods	16,859	17,419

	77,595	64,091

Less-Customer progress billings	(1,719)	(566)
Less-Allowance for excess, slow-moving and obsolete inventory	(7,589)	(6,412)

	$68,287	$57,113

7. Property, Plant and Equipment

Property, plant and equipment at December 31, 2007 and 2006 consisted of the following:

	Depreciable Lives in Years	2007	2006
Land	—	$16,921	$15,516
Buildings and improvements	3 – 40	36,248	33,855
Machinery and equipment	3 – 16	103,950	86,538
Software	3 – 5	13,465	11,353

		170,584	147,262
Less-Accumulated depreciation		(82,193)	(67,302)

		$88,391	$79,960

Depreciation expense, including the amortization of assets recorded under capital leases, for the years ended December 31, 2007, 2006 and 2005, was approximately $11.8 million, $9.8 million and $8.9 million, respectively. These amounts include depreciation expense related to software for the years ended December 31, 2007, 2006 and 2005 of $2.6 million, $1.8 million and $1.5 million, respectively.

8. Goodwill and Intangible Assets

Goodwill and other intangibles as of December 31, 2007 and 2006 consisted of the following:

Goodwill
Balance December 31, 2005	$138,472
Impact of changes in foreign exchange rates	5,995

Balance December 31, 2006	144,467

Attributable to 2007 acquisitions	17,073
Impact of changes in foreign exchange rates	7,419

Balance December 31, 2007	$168,959

	2007		2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Acquired customer relationships	$14,584	$(5,084)	$10,018	$(3,090)
Trade names-indefinite life	2,136	—	1,127	—
Acquired backlog of open orders	2,601	(2,601)	2,022	(2,022)
Acquired developed technology	5,620	(885)	1,990	(328)
Other intangibles	463	(440)	433	(386)

	$25,404	$(9,010)	$15,590	$(5,826)

Acquired customer relationships, acquired backlog of open orders, and acquired developed technology are amortized over their estimated useful lives. The weighted average estimated useful lives are summarized in the table below.

Weighted Average Lives
Acquired customer relationships	7.6 years
Acquired backlog of open orders	1.3 years
Acquired developed technology	9.8 years

7.5 years

Amortization expense for the years ended December 31, 2007, 2006 and 2005 was approximately $3.4 million, $1.7 million and $2.5 million, respectively. Amortization expense for the next five fiscal years is expected to be: 2008—$2.6 million, 2009—$2.5 million, 2010—$2.4 million, 2011—$2.3 million and 2012—$2.0 million.

9. Accrued Liabilities

Accrued liabilities as of December 31, 2007 and 2006 consisted of the following:

	2007	2006
Payroll	$19,902	$15,923
Taxes	9,707	7,739
Other litigation and environmental	6,356	8,258
Advance customer payments	5,952	2,131
Defense costs related to asbestos liability	5,423	7,953
Accrued payables	4,898	3,649
Commissions	3,552	3,155
Warranty	2,971	2,988
Asbestos liability insurance coverage litigation	1,775	3,603
Other	7,387	5,116

	$67,923	$60,515

10. Income Taxes

Income taxes are provided for the Company’s domestic corporations and foreign entities. Income from continuing operations before income taxes and the components of the provision for income taxes as of December 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Income (loss) from continuing operations before income tax expense:
Domestic	$59,919	$(23,271)	$(4,270)
Foreign	44,110	28,628	22,808

	$104,029	$5,357	$18,538

Provision for income taxes:
Current income tax (benefit) expense:
Federal	$444	$(397)	$76
State	199	91	181
Foreign	16,318	10,380	10,094

	16,961	10,074	10,351

Deferred income tax (benefit) expense
Domestic	24,257	(5,488)	(1,883)
Foreign	(2,071)	(720)	(1,561)

	22,186	(6,208)	(3,444)

	$39,147	$3,866	$6,907

U.S. income taxes for continuing operations at the statutory rate reconciled to the overall U.S. and foreign provision for income taxes were as follows:

	2007	2006	2005
Tax at U.S. federal income tax rate	$36,411	$1,875	$6,488
State taxes	2,098	(592)	611
Effect of international tax rates and refunds	(2,230)	309	962
Changes in valuation and tax reserves	853	128	(2,610)
Inclusion of foreign earnings	1,565	2,025	1,677
Other	450	121	(221)

Provision (benefit) for income taxes	$39,147	$3,866	$6,907

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax assets and liabilities as of December 31, 2007 and 2006 were as follows:

	2007		2006
	Current	Long-Term	Current	Long-Term
Deferred income tax assets:
Post-retirement obligations	$305	$30,962	$1,209	$36,597
Expenses not currently deductible	12,032	35,230	8,922	41,254
Net operating loss carryover	—	14,958	227	31,768
Tax credit carryover	—	7,807	—	6,956
Other	—	992	265	2,859

Total deferred income tax assets	12,337	89,949	10,623	119,434
Valuation allowance for deferred income tax assets	(2,197)	(22,189)	(907)	(23,479)

Net deferred income tax assets	10,140	67,760	9,716	95,955

Net deferred income tax liabilities:
Tax over book depreciation	—	9,447	—	12,845
Other	—	31,774	2,240	27,255

Total deferred income tax liabilities	—	41,221	2,240	40,100

Net deferred income tax assets	$10,140	$26,539	$7,476	$55,855

For purposes of the balance sheet presentation, the Company nets non-current deferred income tax assets and liabilities within each taxing jurisdiction. The above table is presented prior to the netting of the non-current deferred income tax items. Valuation allowances are established in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. The Company continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is more likely than not the benefits will be realized. The valuation allowance was $24.4 million at December 31, 2007 and 2006.

The Company has U.S. net operating loss carryforwards of approximately $38.7 million expiring in years 2021 through 2026, and minimum tax credits of approximately $4.2 million, which may be carried forward indefinitely. Tax credit carryforwards include foreign tax credits that have substantially been offset by a valuation reserve. These carryforwards are generally available to offset federal taxable income, but may be subject to certain limitations under the tax law, including Internal Revenue Code Section 382, among other federal tax provisions, that could limit their ability to be utilized.

The Company has also recorded in tax expense the inclusion of certain foreign earnings in U.S. taxable income. This expense is offset by the deferred tax benefit recognized by a German subsidiary as a result of German tax rate reductions from approximately 38% to 29% which will be effective January 1, 2008.

For the year ending December 31, 2007, the Company intends that all undistributed earnings of its international subsidiaries will be reinvested and no tax expense has been recognized under APB 23 for these reinvested earnings. The amount of unremitted earnings from international subsidiaries, subject to local statutory restrictions, as of December 31, 2007 is approximately $76.7 million. It is not reasonably determinable as to the amount of deferred tax liability that would need to be provided if such earnings were not reinvested. For the years ending December 31, 2006 and 2005, the Company recognized deferred tax expense pursuant to APB 23 on earnings from its Swedish subsidiary that were eligible under local law to be repatriated. All other earnings of the Company’s international subsidiaries were considered to be permanently reinvested for 2006 and 2005.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. As a result of the implementation of Interpretation No. 48, the Company has recognized an increase in the net liability for unrecognized tax benefits of $6.7 million, which was accounted for as a decrease to the January 1, 2007 opening retained earnings. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

Balance at January 1, 2007	$9,116
Additions for tax positions in prior periods	543
Additions for tax positions in current period	413
Reductions for lapse of statute of limitations	(179)

Balance at December 31, 2007	$9,893

As of December 31, 2007, our unrecognized tax benefits, inclusive of interest of $0.8 million, totaled $10.7 million offset by tax benefits of approximately $1.0 million. The net liability for uncertain tax positions is $9.7 million and if recognized, would favorably impact the effective tax rate.

The Company records interest and penalties for post-adoption periods on uncertain tax positions as a component of income tax expense. The total amount of interest and penalties accrued as of the date of adoption was $0.5 million which was recorded as a reduction to retained earnings. The interest and penalty expense recorded in income tax expense attributed to uncertain tax positions for the year ending December 31, 2007 was $0.3 million.

The Company is subject to income tax in the U.S., state, and international locations. The Company’s significant operations outside the U.S. are located in Germany and Sweden. In Sweden and Germany, tax years from 2002 to 2007 and from 2001 to 2007, respectively, remain subject to examination. Several tax years remain open in the U.S. due to tax attribute carry forwards from applicable tax years as tax authorities’ have the ability to modify these attributes. Notably, tax years from 2003 and beyond generally remain open for examination by U.S. and state tax authorities as well as various tax years from 1994-2000 that have tax attributes carry forwards.

Due to the difficulty in predicting with reasonable certainty when tax audits will be fully resolved and closed, the range of reasonably possible significant increases or decreases in the liability for unrecognized tax benefits that may occur within the next 12 months is difficult to ascertain. Currently, the Company does not anticipate a significant increase or decrease to the liability for unrecognized tax benefits in 2008.

The American Jobs Creation Act of 2004 (the “AJCA”) introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to the United States. The deduction results in an approximate 5.25% regular federal income tax rate or in certain circumstances a 3.0% alternative minimum tax rate on eligible repatriations of foreign earnings. In the fourth quarter of 2005, the Company’s President approved a domestic reinvestment plan as required by the AJCA with subsequent approval by the Company’s Board of Directors. During the fourth quarter of 2005, the Company repatriated $28.8 million from a foreign subsidiary of which a portion of this amount is considered eligible for the one-time dividend received deduction, and recognized $1.9 million of tax expense related to the eligible foreign earnings repatriation. All investments required by the dividend reinvestment plan have been made as of December 31, 2006.

11. Retirement and Benefit Plans

The Company sponsors various defined benefit plans, defined contribution plans and other post-retirement benefits plans, including health and life insurance, for certain eligible employees or former employees.

On December 31, 2006, the Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R). SFAS No. 158 requires the Company to recognize the funded status of its pension and other post-employment plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods, will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

The following is detail of other changes in plan assets and benefit obligations recognized in other comprehensive income:

2007
U.S. pension benefits:
Current year actuarial gain	$(4,767)
Amortization of net loss	(2,942)

Total recognized in other comprehensive income	$(7,709)

Non-U.S. pension benefits:
Current year actuarial gain	$(4,202)
Amortization of net loss	(718)

Total recognized in other comprehensive income	$(4,920)

Total pension benefits:
Current year actuarial gain	$(8,969)
Amortization of net loss	(3,660)

Total recognized in other comprehensive income	$(12,629)

Other post-employment benefits:
Current year actuarial loss	$167
Amortization of net loss	(133)

Total recognized in other comprehensive income	$34

The actuarial loss included in accumulated comprehensive income and expected to be recognized in net periodic pension costs during the year ended December 31, 2008 is $2.7 million and $0.2 million for pension benefits and other post-employment benefits, respectively.

The following table sets forth the defined benefit plans’ funded status as of the most recent actuarial valuation using a measurement date of December 31.

	Pension Benefits		Other Benefits
	2007	2006	2007	2006
Change in benefit obligation:
Projected benefit obligation at beginning of year	$324,471	$325,119	$8,276	$18,111
Service cost	1,170	1,009	—	—
Interest cost	17,974	17,130	445	540
Actuarial (gain) loss	(9,216)	(6,043)	—	207
Settlement/curtailment	—	—	167	(9,102)
Foreign exchange effect	7,797	7,885	—	—
Benefits paid	(21,427)	(20,629)	(1,584)	(1,480)

Projected benefit obligation at end of year	$320,769	$324,471	$7,304	$8,276

Accumulated benefit obligation at end of year	$317,712	$318,788	$—	$—

Change in plan assets:
Fair value of plan assets at beginning of year	$249,525	$231,473	$—	$—
Actual return on plan assets	19,415	24,799	—	—
Employer contribution	5,135	9,532	1,584	1,480
Foreign exchange effect	2,361	2,533	—	—
Benefits paid	(19,400)	(18,812)	(1,584)	(1,480)

Fair value of plan assets at end of year	$257,036	$249,525	$—	$—

Funded status	$(63,733)	$(74,946)	$(7,304)	$(8,276)

Amounts recognized in the balance sheet consist of:
Non-current assets	$2,793	$1,506	$—	$—
Current liabilities	(1,625)	(1,680)	(840)	(840)
Non-current liabilities	(64,901)	(74,772)	(6,464)	(7,436)

Total	$(63,733)	$(74,946)	$(7,304)	$(8,276)

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit cost:
Service cost	$1,170	$1,009	$617	$—	$—	$—
Interest cost	17,974	17,130	17,556	445	540	1,203
Recognized net actuarial loss	3,660	5,337	3,903	—	—	—
Expected return on plan assets	(19,667)	(19,015)	(18,190)	—	—	—
Settlement/curtailment	—	—	—	—	(9,102)	(251)
Amortization	—	—	—	133	117	170

Net periodic benefit cost	$3,137	$4,461	$3,886	$578	$(8,445)	$1,122

The accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $302.1 million and $238.4 million, respectively, as of December 31, 2007 and $318.8 million and $246.8 million, respectively, as of December 31, 2006.

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $305.0 million and $238.4 million, respectively, as of December 31, 2007 and $321.7 million and $246.8 million, respectively, as of December 31, 2006.

In March 2006, the Company was able to settle a portion of its other post-employment benefits liability that it had retained as part of the sale of the Power Transmission business. As a result, a gain of $9.1 million was recorded in 2006 in selling, general and administrative expense.

The following table sets forth the foreign pension plans’ funded status, included within the previous disclosure, as of the most recent actuarial valuation using a measurement date of December 31.

	Foreign Pension Benefits
	2007	2006
Change in benefit obligation:
Projected benefit obligation at beginning of year	$79,867	$72,275
Service cost	1,170	1,009
Interest cost	3,738	3,312
Actuarial gain	(4,360)	(719)
Foreign exchange effect	7,796	7,884
Benefits paid	(4,562)	(3,894)

Projected benefit obligation at end of year	$83,649	$79,867

Accumulated benefit obligation at end of year	$80,592	$76,926

Change in plan assets:
Fair value of plan assets at beginning of year	$27,000	$24,530
Actual return on plan assets	1,257	1,275
Employer contribution	835	740
Foreign exchange effect	2,361	2,532
Benefits paid	(2,535)	(2,077)

Fair value of plan assets at end of year	$28,918	$27,000

Funded status	$(54,731)	$(52,867)

	Foreign Pension Benefits
	2007	2006	2005
Components of net periodic benefit cost:
Service cost	$1,170	$1,009	$617
Interest cost	3,738	3,312	3,419
Recognized net actuarial loss	718	725	203
Expected return on plan assets	(1,538)	(1,389)	(1,254)

Net periodic benefit cost	$4,088	$3,657	$2,985

The key economic assumptions used in the measurement of the Company’s benefit obligations at December 31, 2007 and 2006 are as follows:

	Pension Benefits		Other Benefits
	2007	2006	2007	2006
Weighted average discount rate:
For all plans	6.0%	5.7%	6.3%	5.7%
For all foreign plans	4.7%	4.7%	—	—
Weighted average rate of increase in compensation levels for active foreign plans	2.2%	2.0%	—	—

The key economic assumptions used in the computation of net periodic benefit cost for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Pension Benefits			Other Benefits
	2007	2006	2005	2007	2006	2005
Weighted average discount rate:
For all plans	5.9%	5.3%	6.1%	6.0%	6.0%	5.9%
For all foreign plans	5.4%	4.4%	5.5%	—	—	—
Weighted average expected return on plan assets:
For all plans	8.4%	8.4%	8.5%	—	—	—
For all foreign plans	5.5%	5.6%	5.2%	—	—	—
Weighted average rate of increase in compensation levels for active foreign plans	2.6%	2.0%	2.0%	—	—	—

For measurement purposes, an annual rate of increase in the per capita cost of covered health care benefits of approximately 8.0% was assumed. The rate was assumed to decrease gradually to 5.0% by 2010 and remain at that level thereafter for benefits covered under the Plans.

The expected long-term rate of return on plan assets reflects management’s expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumptions for plan assets by considering historical rates of return over a period of time that are consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption at its December 31 measurement data were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes over consecutive ten year time periods. Capital market assumptions are re-evaluated annually to reflect the expected return over most 10 year economic cycles resulting in an expected rate of return for U.S. plans of 8.75%, 8.75% and 8.90% for 2007, 2006 and 2005, respectively. Expected contributions to the plans for 2008 are $3.2 million and relate primarily to the domestic plans.

Expected benefit payments during the years ending December 31 are:

	All Plans	Foreign Plans
2008	$22,110	$4,768
2009	22,184	4,812
2010	22,142	4,845
2011	22,334	4,968
2012	22,460	5,008
Years 2013 – 2017	112,633	26,320

The following is the actual allocation percentage and target allocation percentage for the pension plan assets at the measurement date:

	2007 Actual Allocation	2006 Actual Allocation	Target Allocation Range
United States Plans:
Large cap equity securities	45%	44%	35% – 45%
Extended market equity securities	8	8	15% – 25%
Non-U.S. equity securities	14	15	0% – 10%
Fixed income securities	3	3	5% – 15%
Money market	2	3	0% – 5%
Other	28	27	15% – 25%

Foreign Plans:
Large cap equity securities	24	25	0% – 20%
Fixed income	74	74	80% – 100%
Cash and cash equivalents	2	1	0% – 5%

The following post-retirement benefits are expected to be paid during the years ending December 31:

Payments
2008	$840
2009	813
2010	781
2011	741
2012	706
Years 2013-2017	2,974

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following pre-tax effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of 2007 service and interest cost components	$25	$(22)
Effect on 2007 post-retirement benefit obligation	431	(383)

The Company maintains defined contribution plans covering substantially all of their non-union domestic employees, as well as certain union domestic employees. Under the terms of the plans, eligible employees may generally contribute from 1 percent to 50 percent of their compensation on a pre-tax basis. The Company’s contributions are based on 50 percent of the first 6 percent of each participant’s pre-tax contribution. Additionally, the Company makes a unilateral contribution of 3 percent of all employees’ salary (including non-contributing participants) to the defined contribution plans. The Company’s expense for 2007, 2006 and 2005 was $2.0 million, $1.6 million and $1.7 million, respectively, related to these plans.

Long-Term Incentives.    In each of 2001 and 2006, the Board of Directors implemented long-term cash incentive plans as a direct means to motivate senior management, or those most responsible for the overall growth and direction of the Company, with the purpose of growing and increasing the value of the Company and positioning it for an initial public offering or other liquidity event, such as a sale of the Company. Each of the named executive officers participates in the Colfax Corporation 2001 Employee Appreciation Rights Plan (the “2001 Plan”) or 2006 Executive Stock Rights Plan (the “2006 Plan”). Initially, the Board of Directors approved the 2001 Plan as the Company was starting to grow. Accordingly, the 2001 Plan was designed to allow senior management to share in the growth of the Company and to attract new executive talent to the Company. More recently, the Board approved the 2006 Plan as a means of re-emphasizing this upside potential.

Generally, each of these plans provides the applicable named executive officers with the opportunity to receive a certain percentage, in cash (or, with respect to the 2001 Plan only, in equity, at the determination of the Board of Directors), of the increase in value of the Company from the date of grant of the award until the date of the liquidity event.

For the 2001 Plan, the percentage interest of participation for each participating named executive officer was determined solely in the discretion of the Board of Directors, based on their reasoned business judgment. For the 2006 Plan, while the Board determined the percentage interest for each named executive officer based on discretion, the Board also took into account, in their subjective judgment, the level of the officer’s responsibility with the Company, his term of service with the Company and his contributions to date. The 2001 Plan rights fully vested on the third anniversary of the grant date, subject to the participating named executive officer’s continued employment and thus each such named executive officer is fully vested in his percentage interest under the 2001 Plan. The 2006 Plan rights vest if a liquidity event occurs prior to the 10 year expiration of the term of the plan. Amounts are only payable upon the occurrence of a liquidity event. As a result, no liability or expense is recorded in the financial statements for these plans.

12. Debt

Long-term debt of the Company at December 31, 2007 and 2006 consisted of the following:

	2007	2006
Term B notes	$176,678	$123,463
Term C notes	28,606	35,277
Revolving lines of credit	—	28,500
Capital leases and other	1,209	1,480

Total debt	206,493	188,720
Less—current portion Term B	(1,785)	(1,790)
Less—current portion Term C	(397)	(356)
Less—current portion capital leases and other	(458)	(395)

Total long-term debt	$203,853	$186,179

The Credit Agreement, as amended, led by Merrill Lynch and administered by the Bank of Nova Scotia, is a senior secured structure with a $50.0 million revolver, a Term B Note of $176.7 million that bears interest at LIBOR plus 2.25 percent, or 7.1 percent at December 31, 2007, and a Term C note of €19.5 million that bears interest at EURIBOR plus 2.25 percent, or 7.0 percent at December 31, 2007.

The $50.0 million revolver contains a $25.0 million letter of credit sub-facility and a Euro sub-facility in which Euro borrowing capacity is limited to $30.0 million. The annual commitment fee on the revolver is 0.5 percent and the administrative agent receives a fee of $0.2 million per annum. Interest rate margins for the revolver are based on the Company’s leverage ratio calculated at each quarter-end. At December 31, 2007, USD Prime and Swing Line based revolvers bear interest at Prime plus 1.50 percent, or 8.75 percent. At December 31, 2007, the USD LIBOR based revolver bears interest at LIBOR plus 2.50 percent, and the Euro revolver bears interest at EURIBOR plus 2.00 percent. There was no outstanding balance on the Euro, USD LIBOR, USD Prime and Swing Line based revolvers at December 31, 2007.

The Term B Note, as amended on January 3, 2007, has approximately $0.4 million due on a quarterly basis on the last day of each March, June, September and December beginning with March 31, 2007 and ending September 30, 2011, and one installment of approximately $170.0 million payable on December 19, 2011. The Term C Note, as amended on January 3, 2007, has approximately €0.1 million due on a quarterly basis on the last day of each March, June, September and December beginning with March 31, 2007 and ending September 30, 2011, and one installment of approximately €18.4 million payable on December 19, 2011.

On December 31, 2007, there was $205.3 million outstanding on the Term B and Term C loan facilities, no outstanding balance on the revolving lines of credit, and $18.7 million on the letter of credit sub-facility. The weighted-average interest rate at December 31, 2007 was 7.4 percent.

On January 3, 2007, the Company amended the Credit Agreement to increase its borrowings under the Term B facility by $55.0 million. Approximately $28.5 million of the proceeds were subsequently used to fund the acquisition of LSC, $24.5 million of the proceeds were used to pay down the Company’s revolver debt, and the remaining proceeds were used for other general corporate purposes.

On August 10, 2007, the Company amended the Credit Agreement to extend the termination date of the Revolving Credit Facility, the Swing Line Facility and the Letter of Credit Facility for an additional two years to May 30, 2010.

The Company’s loan agreements require the Company to comply with certain provisions. These provisions include submitting financial reports to the administrative agent, restrictions on payments of dividends, and the maintenance of minimum interest coverage, leverage and fixed charge coverage ratios, as defined in the credit agreements. The Company was in compliance with all such covenants at December 31, 2007. Substantially all assets and stock of the Company’s domestic subsidiaries and 66% of the shares of certain European subsidiaries shares are pledged as collateral against borrowings under the facility. Certain European assets are pledged against borrowings directly made to European subsidiaries under the Term C Note and Euro sub-facility.

The term loans have required mandatory prepayments under certain conditions such as proceeds of asset sales, specified percentages of net proceeds of equity issuances and a percentage of excess cash flow. The mandatory prepayments will be applied to the Term B and Term C Notes at the Company’s discretion, then to the repayment of the revolving lines of credit.

The future aggregate annual maturities of long-term debt and annual principal payments for capital leases and other at December 31, 2007 are:

	Debt	Capital Leases and Other	Total Debt
2008	$2,182	$458	$2,640
2009	2,182	422	$2,604
2010	2,182	189	$2,371
2011	198,738	140	$198,878
2012	—	—	$—

Total	$205,284	$1,209	$206,493

13. Preferred Stock

The holders of the Preferred Stock are entitled to receive dividends in preference to any dividend on the common stock at the rate of LIBOR plus 2.50% per annum, when and if declared by the Board of Directors. Dividends of $14.4 million were declared on December 31, 2004 and paid on February 4, 2005. Dividends of $4.4 million were declared on April 8, 2005 and paid on April 11, 2005. Dividends of $12.2 million, $13.7 million and $9.2 million were declared on December 31, 2007, May 15, 2007 and December 31, 2005, respectively and classified as a long-term liability because payment is restricted by the Credit Agreement and management does not anticipate payment until after December 31, 2008, except in the event of certain future events, which are not considered probable at this time.

On April 11, 2005, 82,000 shares of preferred stock were redeemed for $82.0 million. The number of shares of preferred stock issued and outstanding prior to redemption was 256,785 and after redemption was 174,785.

The holders of the Preferred Stock do not have voting rights except in certain corporate matters involving the priority and payment rights of such shares.

The Preferred Stock will be automatically converted into shares of common stock upon the closing of a public offering, on a pro rata basis between the original issue price of the preferred shares and the issue price of the common shares at the offering date, subject to certain restrictions. These shares are not included in the calculation of earnings per share.

Upon any dissolution or liquidation, the holders of the Preferred Stock will be entitled to receive out of the assets of the Company legally available for distribution, after payments of all creditor claims and prior to the holders of the common stock, an amount equal to the original purchase price per share plus all accrued and unpaid dividends.

14. Financial Instruments

The carrying values of financial instruments, including accounts receivable, accounts payable and other accrued liabilities, approximate their fair values due to their short-term maturities. The fair value of long-term debt is estimated to approximate the carrying amount based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

As of December 31, 2004, the Company had a cross currency swap denominated in Euro with an aggregate notional value of approximately $23.2 million. During 2005, the U.S. dollar strengthened and the Company was able to exit the cross currency swap for zero cost. As a result, a gain of approximately $2.4 million was recorded in 2005, of which approximately $2.1 million was recorded as a reduction in selling, general and administrative expenses and approximately $0.3 million was recorded in income from discontinued operations.

On July 1, 2005, the Company entered into an interest rate collar with an aggregate notional value of $90.0 million, whereby the Company exchanged its LIBOR-based variable rate interest for a ceiling of 4.75% and a floor of approximately 3.40%. The LIBOR-based interest can vary between the ceiling and floor based on market conditions. The fair value of the collar agreement, based upon third-party quotes, was approximately $0.1 million and $0.8 million as of December 31, 2007 and 2006, respectively, and are recorded in “Deferred loan costs, pension and other assets” on the accompanying consolidated balance sheets. The Company has not elected hedge accounting for the collar agreement, and therefore movements in the fair value are recognized in income as a component of interest expense. The collar agreement expires on July 1, 2008.

As of December 31, 2007 and 2006, the Company had copper futures contracts with notional values of $3.1 million and $3.5 million, respectively. The fair value of the contracts was a liability of $0.2 million as of December 31, 2007 and 2006, and is recorded in “Accrued liabilities” on the accompanying consolidated balance sheets. The Company has not elected hedge accounting for the futures contract, and therefore movements in the fair value are recognized as a component of cost of sales. As of December 31, 2007, the Company had nickel futures contracts with a notional value of $1.1 million. The fair value of the contract was a liability of $0.2 million, as of December 31, 2007, and is recorded in “Accrued liabilities” on the accompanying consolidated balance sheets. The Company has not elected hedge accounting for the futures contract, and therefore movements in the fair value are recognized as a component of cost of sales.

In 2001, as part of the demutualization of Prudential Insurance Company, the Company received 20,416 shares of Prudential common stock. These shares, which are classified as available-for-sale, had a fair value of $1.8 million at December 31, 2006. The Company has recorded a gain of $0.7 million in selling, general and administrative expenses and unrecognized gains of $0.7 million, net of $0.4 million tax expense, in other comprehensive income at December 31, 2006. In 2007, the Company disposed of all shares for net proceeds of $1.8 million. A gain of $1.1 million was recorded in selling, general and administrative expenses in 2007.

15. Concentration of Credit Risk

In addition to interest rate swaps, financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable and marketable securities.

The Company performs credit evaluations of its customers prior to delivery or commencement of services and normally does not require collateral. Letters of credit are occasionally required for international customers when the Company deems necessary. Payments are typically due within thirty days of billing. The Company maintains an allowance for potential credit losses and losses have historically been within management’s expectations.

The Company may be exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Counterparties to the Company’s financial instruments represent, in general, international financial institutions or well-established financial institutions.

No one customer accounted for 10% or more of the Company’s sales in 2007, 2006 or 2005 or accounts receivable at December 31, 2007 or 2006.

16. Related Party Transactions

During 2007, 2006 and 2005, the Company paid a management fee of $1.0 million to Colfax Towers in equal quarterly installments, a party related by common ownership, recorded in selling, general and administrative expenses.

17. Operations by Geographical Area

The Company operates in a single business segment for the design, production and distribution of fluid handling products. The operations of the Company on a geographic basis are as follows:

	Year ended December 31,
	2007	2006	2005
Net sales by origin:
United States	$173,713	$136,978	$131,219
Europe	320,654	249,028	212,296
Asia	11,938	7,598	1,963

Total net sales	$506,305	$393,604	$345,478

Operating income:
United States	$77,284	$(12,297)	$4,254
Europe	44,494	32,807	25,607
Asia	1,195	(1,697)	(1,564)
Other	302	730	(733)

Total operating income	$123,275	$19,543	$27,564

Identifiable assets:
United States	$622,889	$554,729	$518,407
Europe	247,887	220,788	166,023
Asia	25,208	20,496	15,910
Other	556	1,213	234

Total identifiable assets	$896,540	$797,226	$700,574

Net sales by final destination:
North America	$119,782	$112,103	$108,323
Europe	239,556	192,430	162,953
Asia and Australia	83,164	52,237	44,468
Canada	10,946	8,898	9,189
Central and South America	17,394	9,427	6,987
Middle East and Africa	34,283	16,025	10,787
Other	1,180	2,484	2,771

Total net sales	$506,305	$393,604	$345,478

Net sales by product:
Pumps, including aftermarket parts and service	$441,692	$360,016	$313,224
Systems, including installation service	48,355	16,114	14,566
Valves	9,537	11,292	12,797
Other	6,721	6,182	4,891

Total net sales	$506,305	$393,604	$345,478

18. Commitments and Contingencies

Asbestos Liabilities and Insurance Assets

Two of our subsidiaries are each one of many defendants in a large number of lawsuits that claim personal injury as a result of exposure to asbestos from products manufactured with components that are alleged to have contained asbestos. Such components were acquired from third-party suppliers, and were not manufactured by any of our subsidiaries nor were the subsidiaries producers or direct suppliers of asbestos. The manufactured products that are alleged to have contained asbestos generally were provided to meet the specifications of the subsidiaries’ customers, including the U.S. Navy.

In most instances, the subsidiaries settle asbestos claims for amounts management considers reasonable given the facts and circumstances of each claim. The annual average settlement payment per asbestos claimant has fluctuated during the past several years, and management expects such fluctuations to continue in the future based upon, among other things, the number and type of claims settled in a particular period and the jurisdictions in which such claims arose. To date, the majority of settled claims have been dismissed for no payment.

Claims activity related to asbestos is as follows(1):

	Year ended December 31,
	2007	2006	2005
Claims unresolved at the beginning of the period	50,020	59,217	65,165
Claims filed(2)	6,861	5,992	8,540
Claims resolved(3)	(19,327)	(15,189)	(14,488)

Claims unresolved at the end of the period	37,554	50,020	59,217

Average cost of resolved claims (4)	$5,232	$6,194	$8,896

(1)	Excludes claims filed by one legal firm that have been “administratively dismissed.”
(2)	Claims filed include all asbestos claims for which notification has been received or a file has been opened.
(3)	Claims resolved include asbestos claims that have been settled or dismissed or that are in the process of being settled or dismissed based upon agreements or understandings in place with counsel for the claimants.
(4)	Average cost of settlement to resolve claims in whole dollars. These amounts exclude claims in Mississippi for which the majority of claims have historically been without merit and have been resolved for no payment. These amounts also exclude any potential insurance recoveries.

The Company has projected each subsidiary’s future asbestos-related liability costs with regard to pending and future unasserted claims based upon the Nicholson methodology. The Nicholson methodology is the standard approach used by most experts and has been accepted by numerous courts. This methodology is based upon risk equations, exposed population estimates, mortality rates, and other demographic statistics. In applying the Nicholson methodology for each subsidiary the Company performed: 1) an analysis of the estimated population likely to have been exposed or claim to have been exposed to products manufactured by the subsidiaries based upon national studies undertaken of the population of workers believed to have been exposed to asbestos; 2) the use of epidemiological and demographic studies to estimate the number of potentially exposed people that would be likely to develop asbestos-related diseases in each year; 3) an analysis of the subsidiaries’ recent claims history to estimate likely filing rates for these diseases; and 4) an analysis of the historical asbestos liability costs to develop average values, which vary by disease type, jurisdiction and the nature of claim, to determine an estimate of costs likely to be associated with currently pending and projected asbestos claims. The Company’s projections based upon the Nicholson methodology estimate both claims and the estimated cash outflows related to the resolution of such claims for periods up to and including the endpoint of asbestos studies referred to in item 2) above. It is the Company’s policy to record a liability for asbestos-related liability costs for the longest period of time that it can reasonably estimate.

Projecting future asbestos-related liability costs is subject to numerous variables that are difficult to predict, including the number of claims that might be received, the type and severity of the disease alleged by each claimant, the latency period associated with asbestos exposure, dismissal rates, costs of medical treatment, the financial resources of other companies that are co-defendants in the claims, funds available in post-bankruptcy trusts, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, and the impact of potential changes in legislative or judicial standards, including potential tort reform. Furthermore, any projections with respect to these variables are subject to even greater uncertainty as the projection period lengthens. These trend factors have both positive and negative effects on the dynamics of asbestos litigation in the tort system and the related best estimate of the Company’s asbestos liability, and these effects do not move in linear fashion but rather change over multiple year periods. Accordingly the Company’s management monitors these trend factors over time and periodically assesses whether an alternative forecast period is appropriate. Taking these factors into account and the inherent uncertainties, the Company believes that it can reasonably estimate the asbestos-related liability for pending and future claims that will be resolved in the next 15 years and has recorded that liability as its best estimate. While it is reasonably possible that the subsidiaries will incur costs after this period, the Company does not believe the reasonably possible loss or range of reasonably possible loss is estimable at the current time. Accordingly, no accrual has been recorded for any costs which may be paid after the next 15 years. Defense costs associated with asbestos-related liabilities as well as costs incurred related to litigation against the subsidiaries’ insurers are expensed as incurred.

The Company assessed the subsidiaries’ existing insurance arrangements and agreements, determined the applicability of insurance coverage for existing and expected future claims, analyzed publicly available information bearing on the current creditworthiness and solvency of the various insurers and employed such insurance allocation methodologies as the Company believed appropriate to ascertain the probable insurance recoveries for asbestos liabilities. The analysis took into account self-insurance reserves, policy exclusions, pending litigation, liability caps and gaps in the Company’s coverage, allocation agreements, indemnity arrangements with third-parties, existing and potential insolvencies of insurers as well as how legal and defense costs will be covered under the insurance policies. Each subsidiary has separate, substantial primary, excess and umbrella insurance coverage resulting from the independent corporate history of each entity. In its evaluation of the insurance asset, in addition to the criteria listed above, the Company used differing insurance allocation methodologies for each subsidiary based upon the state law that will or is likely to apply for that subsidiary.

For the one subsidiary, although presently no cost sharing or allocation agreement is in place with the Company’s excess insurers, the Company believes that based upon application of an insurance allocation methodology, which is used in certain states, including Florida and Massachusetts, and in accordance with prevailing law, that recovery is probable from such insurers for approximately 67% of the liability and defense costs after the exhaustion of primary and umbrella layers of insurance. This allocation methodology, known as the “all sums” approach, allows the policyholder to select any policy year triggered by the claim. Under this methodology, each policy provides indemnity for all amounts that the insured becomes legally obligated to pay as damages, subject to the terms, conditions and limitations of the policy language. The Company uses this allocation methodology because it is the most likely methodology based upon the corporate history of the subsidiary and that of its primary insurer which are domiciled in either Florida or Massachusetts. The primary and umbrella insurer historically has paid all liability and legal defense costs. In 2006, this insurer asserted that certain insurance policies contained deductibles. As a result, the Company established a reserve of $7.5 million as a reduction of its asbestos insurance asset at December 31, 2007 and as a reduction of its long-term asbestos insurance asset at December 31, 2006, for the probable and reasonably estimable liability the Company expects related to these deductibles under the primary insurance policies.

For the other subsidiary it was determined by court ruling in the fourth quarter of 2007, that the allocation methodology mandated by the New Jersey courts will apply. This allocation methodology, referred to as the Carter-Wallace methodology, was applied in the New Jersey Supreme Court in the case of Carter-Wallace, Inc. v. Admiral Ins. Co., 154 N.J. 312 (N.J. 1998), which provides that the loss is allocated to each policy year based on the proportion of the policyholder’s total triggered coverage that was purchased in that year. Based upon this ruling and upon a series of other favorable rulings regarding interpretation of certain policy provisions related to deductibles, the number of occurrences and the resulting calculation, the Company increased its expected recovery percentage to 87.5% from 75% of all liability costs recorded after September 28, 2007 and revalued its insurance asset at that date. For the period between December 31, 2005 and September 28, 2007, the Company had estimated that recovery was probable for 75% of all liability costs paid and 85% of defense costs paid. Prior to December 31, 2005, the Company had estimated that recovery was probable for two-thirds of all liabilities paid.

For this subsidiary, until June 2004, based upon an interim agreement, the subsidiary’s primary insurers paid at least two-thirds of liability costs and all defense costs. In 2003, the subsidiary brought legal action against a large number of its insurers and its former parent to resolve a variety of disputes concerning insurance for asbestos bodily injury claims asserted against it. Although none of these defendant insurance companies contested coverage, they disputed the timing, reasonableness and allocation of payments. One of the primary insurers and one of the excess insurers stopped or severely reduced payments alleging that its policies were exhausted and the subsidiary began paying various amounts of its liability and defense costs during 2004. The Company historically had recorded a receivable for any amounts paid above the expected insurance recovery percent for that period which the Company considered recovery probable. As of December 31, 2007, based upon (i) application of the New Jersey allocation model, (ii) court records indicating the Court was likely to order insurers to reimburse the subsidiary for past costs and (iii) the receipt of $58.0 million in cash from certain insurers during the fourth quarter of 2007, the Company recorded a receivable for all past liability and defense cost for which it believes recovery is probable.

In 2007, certain insurance carriers agreed to settle with this subsidiary by reimbursing the subsidiary for amounts it paid for liability and defense costs as well as entering into formal agreements detailing the payments of future liability and defense costs in an agreed to allocation. In addition, a number of non-settling insurance carriers have paid significant amounts for liability and defense costs paid by the subsidiary in the past and continue to pay a share of costs as they are incurred. The subsidiary received approximately $65.5 million for the year ended December 31, 2007, of which approximately $49.4 million represents reimbursement of past cost, which reduced the Company’s outstanding insurance receivables, and approximately $16.1 million represents settlement in full for future costs not yet incurred by the subsidiary. Of the $16.1 million, approximately $7.6 million relates to insurance policies which are triggered within the Company’s 15 year-estimate of asbestos-related liability and as such were recorded as a reduction to the insurance asset, while, approximately $8.5 million relates to insurance policies which were not included in the Company’s 15 year estimate of asbestos-related liability cost and, as such, were recorded as income in Legacy asbestos (income) expense. Subsequent to December 31, 2007, the subsidiary received an additional $1.7 million in reimbursement of past cost from an insurer and another $0.9 million from an insurer previously considered insolvent. Presently certain insurers are paying approximately 36.8% of costs for current asbestos-related liability and defense cost.

Based on the analysis referred to above, the Company has established reserves of $376.2 million and $388.9 million as of December 31, 2007 and 2006, respectively, for the probable and reasonably estimable asbestos-related liabilities it believes the subsidiaries will pay through the next 15 years, and has also established recoverables of $305.2 million and $297.1 million as of December 31, 2007 and 2006, respectively, for the insurance recoveries that are deemed probable during the same time period. Net of these recoverables, the subsidiaries’ expected cash outlay on a non-discounted basis for asbestos-related bodily injury claims over the next 15 years was estimated to be $71.0 million and $91.8 million as of December 31, 2007 and 2006, respectively. The Company has recorded the reserves for the asbestos liabilities as “Accrued asbestos liability” and “Long-term asbestos liability” and the related insurance recoveries as “Asbestos insurance asset” and “Long-term asbestos insurance asset” in the accompanying consolidated balance sheets. In addition the Company has recorded a receivable for liability and defense costs it had previously paid in the amount of $44.7 million and $41.1 million as of December 31, 2007 and 2006, respectively, for which insurance recovery is deemed probable. These amounts are included in “Asbestos insurance receivable” in the accompanying consolidated balance sheets.

The (income) expense related to these liabilities and legal defense was $(65.2) million, $21.8 million and $14.3 million, net of estimated insurance recoveries, for the years ended December 31, 2007, 2006 and 2005, respectively. Legal costs related to the subsidiaries’ action against their asbestos insurers were $14.9 million, $12.0 million and $3.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. All of these amounts are included in the consolidated statements of operations and comprehensive income (loss) in “Legacy asbestos (income) expense.”

Management’s analyses are based on currently known facts and a number of assumptions. However, projecting future events, such as new claims to be filed each year, the average cost of resolving each claim, coverage issues among layers of insurers, the method in which losses will be allocated to the various insurance policies, interpretation of the effect on coverage of various policy terms and limits and their interrelationships, the continuing solvency of various insurance companies, the amount of remaining insurance available, as well as the numerous uncertainties inherent in asbestos litigation could cause the actual liabilities and insurance recoveries to be higher or lower than those projected or recorded which could materially affect our financial condition, results of operations or cash flow.

General Litigation

One of the Company’s subsidiaries is a defendant in a lawsuit in the Supreme Court of British Columbia alleging breach of contract arising from the sale of a steam turbine delivered by the Company’s former Delaval Turbine Division and claiming damages in excess of $6.0 million (Canadian). In 2002, the plaintiff amended its complaint to add claims for negligence. The Company believes that there are legal and factual defenses to the claim and intends to defend the action vigorously. A trial date has been set for November 2008.

On June 3, 1997, one of the Company’s subsidiaries was served with a complaint in a case brought in the Superior Court of New Jersey which alleges damages in excess of $10.0 million incurred as a result of losses under a government contract bid transferred in connection with the sale of the Company’s former Electro-Optical Systems business. The Electro-Optical Systems business was sold in a transaction that closed on June 2, 1995. The sales contract provided certain representations and warranties as to the status of the business at the time of sale. The complaint alleges that the subsidiary failed to provide notice of a “reasonably anticipated loss” under a bid that was pending at the time of the transfer of the business and therefore a representation was breached. In the third quarter of 2004 this case was tried and the jury rendered a verdict of $2.1 million for the plaintiffs. Plaintiffs have argued that they are entitled to a refund of their attorney’s fees and costs of trial as a matter of law and contract. The subsidiary believes it is not obligated to pay these costs. In November 2006 the Court entered an Amended Final Judgment in favor of the plaintiffs in the amount of $8.9 million, including prejudgment interest. This amount is recorded in “Other liabilities” in the accompanying consolidated balance sheets. The judgment is secured by a letter of credit under the Company’s existing credit facility. Both the subsidiary and the plaintiff appealed. On January 28, 2008, the Appellate Division of the New Jersey Superior Court affirmed the total award and ordered a new trial on certain portions of the plaintiffs’ claim. The subsidiary petitioned for reconsideration of the decision which was denied on February 28, 2008. The subsidiary intends to seek certification from the Supreme Court of New Jersey for appeal. The subsidiary believes that there are legal and factual defenses to the claims and intends to continue to defend the action vigorously.

The Company was a defendant in an action brought by the landlord of one of its subsidiaries for rent. In March 2006, a jury found in part for the landlord, awarding the landlord $1.6 million for rent and $1.2 million in attorney’s fees. The Company has appealed this judgment.

The Company and its subsidiaries are also involved in various other pending legal proceedings arising out of the ordinary course of the Company’s business. None of these legal proceedings are expected to have a material adverse effect on the financial condition, results of operations or cash flow of the Company. With respect to these proceedings and the litigation and claims described in the preceding paragraphs, management of the Company believes that it will either prevail, has adequate insurance coverage or has established appropriate reserves to cover potential liabilities. Any costs that management estimates may be paid related to these proceedings or claims are accrued when the liability is considered probable and the amount can be reasonably estimated. There can be no assurance, however, as to the ultimate outcome of any of these matters, and if all or substantially all of these legal proceedings were to be determined adversely to the Company, there could be a material adverse effect on the financial condition, results of operations or cash flow of the Company.

Minimum Lease Obligations

The Company has the following minimum rental obligations under non-cancelable operating leases for certain property, plant and equipment. The remaining lease terms range from 1 to 6 years.

Year ended December 31,
2008	$3,807
2009	2,765
2010	1,929
2011	840
2012	709
Thereafter	—

Total	$10,050

Net rental expense under operating leases was approximately $4.6 million, $3.3 million and $3.5 million in 2007, 2006 and 2005, respectively.

19. Subsequent Events

In January 2008, the Company’s Board of Directors approved a registration statement on Form S-1 to be filed with the Securities and Exchange Commission in connection with the initial public offering of the Company’s common stock. In connection with the Company’s initial public offering, on April 21, 2008, the Company’s Board of Directors approved a restatement of the capital accounts of the Company through an amendment of the Company’s certificate of incorporation to provide for a stock split to convert each share of common stock issued and outstanding into 13,436.22841 shares of common stock. The accompanying consolidated financial statements give retroactive effect as though the stock split of the Company’s common stock occurred for all periods presented.

Also on April 21, 2008, the Company’s Board of Directors and stockholders approved the Colfax Corporation 2008 Omnibus Incentive Plan. Under this plan, the Company has reserved up to 6.5 million shares of common stock for potential issuance as stock-based awards.

COLFAX CORPORATION

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Dollars in thousands)

	Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts		Write offs, Write Downs & Deductions	Foreign Currency Translation	Balance at End of Period
Year Ended December 31, 2007
Allowance for doubtful accounts	$1,650	964	(10	)(a)	(909)	117	$1,812
Allowance for excess, slow-moving and obsolete inventory	$6,412	1,735	144	(a)	(1,309)	607	$7,589
Valuation allowance for deferred tax assets	$24,386	—	—		—	—	$24,386

Year Ended December 31, 2006
Allowance for doubtful accounts	$1,306	507	230	(a)	(486)	93	$1,650
Allowance for excess, slow-moving and obsolete inventory	$5,562	620	—		(239)	469	$6,412
Valuation allowance for deferred tax assets	$24,506	—	—		(120)	—	$24,386

Year Ended December 31, 2005
Allowance for doubtful accounts	$1,846	283	7	(a)	(687)	(143)	$1,306
Allowance for excess, slow-moving and obsolete inventory	$5,385	3,289	366	(a)	(2,958)	(520)	$5,562
Valuation allowance for deferred tax assets	$17,096	7,410	—		—	—	$24,506

(a)	Amounts related to businesses acquired and related adjustments.

Through and including                     , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

18,750,000 Shares

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Lehman Brothers

UBS Investment Bank

Robert W. Baird & Co.

Banc of America Securities LLC

Deutsche Bank Securities

KeyBanc Capital Markets

                    , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC registration fee	$14,406
FINRA filing fee	$30,500
New York Stock Exchange listing fee	$200,000
Printing and engraving expenses	$400,000
Legal fees and expenses	$2,000,000
Accounting fees and expenses	$2,400,000
Blue Sky fees and expenses (including legal fees)	$5,000
Miscellaneous	$450,094

Total	$5,500,000

The Registrant will bear all expenses shown above.

Item 14.     Indemnification of Directors and Officers.

Certificate of Incorporation. The certificate of incorporation of the Registrant provides as follows:

(a) The Registrant shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than said law permitted the Registrant to provide prior to such amendment), indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Registrant) against any expenses (including attorneys’ fees), judgments, fines and amounts paid or to be paid in settlement, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974, as amended, actually and reasonably incurred by such person in connection with such action, suit or proceeding (and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his heirs, executors and administrators) by reason of the fact that he, or a person of whom he is a legal representative, is or was an officer, director, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceedings, had no reasonable cause to believe that his conduct was unlawful; provided, however, that with certain exceptions, the Registrant shall indemnify any such person seeking indemnification in connection with a proceeding or part thereof initiated by such a person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Registrant. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful. The rights to indemnification pursuant to this section (including advancement of expenses) shall be a contract right.

(b) Any indemnification under subsection (a) above (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (a) above. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

(c) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking (to the extent required by the DGCL) by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Registrant as authorized in this section. Such expenses (including attorneys’ fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors of the Registrant deems appropriate.

(d) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(e) The Registrant shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Registrant would have the power to indemnify such person against such liability under this section.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executor and administrators of such a person. The indemnification and advancement of expenses provided by, or grants pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an employee or agent (other than an officer or director), and shall inure to the benefit of the heirs, executors and administrators of such a person.

The Registrant’s certificate of incorporation also provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director for any act or omission, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this section by the stockholders of the Registrant or otherwise shall not apply to or have any adverse effect on any right or protection of a director of the Registrant existing hereunder for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the DGCL. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the DGCL against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Indemnification Agreements. The Registrant intends to enter into agreements to indemnify its directors and executive officers. These agreements, a form of which is filed as Exhibit 10.4 hereto, will provide for indemnification of the Registrant’s directors and executive officers to the fullest extent permitted by the DGCL against all expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in actions or proceedings, including actions by the Registrant or in its right, arising out of such person’s services as a director or executive officer of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provided services at the Registrant’s request.

Purchase Agreements. The Registrant’s purchase agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant against specified liabilities related to the prospectus under the Securities Act in certain circumstances.

Item 15.     Recent Sales of Unregistered Securities.

None.

Item 16.     Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts (which schedule is included in the financial statements contained in the prospectus)

Item 17.     Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, Virginia, on this 23rd day of April, 2008.

COLFAX CORPORATION

By:	/s/ JOHN A. YOUNG
John A. Young
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOHN A. YOUNG John A. Young	President and Chief Executive Officer (Principal Executive Officer)	April 23, 2008

/s/ G. SCOTT FAISON G. Scott Faison	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	April 23, 2008

* Mitchell P. Rales	Director	April 23, 2008

* Steven M. Rales	Director	April 23, 2008

*By:	/s/ JOHN A. YOUNG
John A. Young Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement

3.1	**	Amended and Restated Certificate of Incorporation of the Company

3.2	**	Certificate of Amendment to the Amended and Restated Certificate of Incorporation

3.3	**	Certificate of Amendment to the Amended and Restated Certificate of Incorporation

3.4	**	Bylaws of the Company

3.5	*	Form of Amended and Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering)

3.6	*	Form of Amended and Restated Bylaws of the Company (to become effective upon completion of the offering)

4.1	*	Specimen Common Stock Certificate

5.1		Opinion of Hogan & Hartson LLP

10.1		Colfax Corporation 2008 Omnibus Incentive Plan

10.2	**	Service Contract for Board Member, dated November 14, 2006, between the Company and Dr. Michael Matros.

10.3	*	Form of Indemnification Agreement to be entered into between the Company and each of its directors and officers.

10.4	**	Registration Rights Agreement, dated as of May 30, 2003, between Colfax Corporation and certain stockholders named therein.

10.5		Colfax Corporation Amended and Restated Excess Benefit Plan

10.6	**	Retirement Plan for salaried U.S. Employees of Imo Industries, Inc. and Affiliates

10.7	**	Colfax Corporation Excess Benefit Plan

10.8	**	Allweiler AG Company Pension Plan

10.9		Colfax Corporation Director Deferred Compensation Plan

10.10	*	Employment Agreement between Colfax Corporation and John A. Young

10.11		Employment Agreement between Colfax Corporation and Thomas M. O’Brien

10.12		Employment Agreement between Colfax Corporation and Michael K. Dwyer

10.13	*	Employment Agreement between Colfax Corporation and G. Scott Faison

21.1	**	Subsidiaries of the Registrant

23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2		Consent of Hogan & Hartson LLP (included in Exhibit 5.1)

24.1	**	Powers of Attorney

99.1	**	Consent of Patrick W. Allender to be named as a director nominee

99.2	**	Consent of C. Scott Brannan to be named as a director nominee

99.3	**	Consent of Joseph O. Bunting III to be named as a director nominee

99.4	**	Consent of Thomas S. Gayner to be named as a director nominee

99.5	**	Consent of Clay Kiefaber to be named as a director nominee

99.6	**	Consent of Rajiv Vinnakota to be named as a director nominee

*	To be filed by amendment.
**	Previously filed